FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 -F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☒  No      ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

Change to the Registered Office and Address for Service of ANZ
Holdings (New Zealand) Limited

On 6 October 2004, the registered office and address for service for ANZ Holdings (New Zealand) Limited changed to Level 10, 2 Hunter Street, Wellington.

This address is consistent with the registered office and address for service for ANZ National Bank Limited, ANZ’s registered bank in New Zealand.

ANZ Holdings (New Zealand) Limited is the issuer of reset unsecured notes which comprise part of the ASX listed ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). It is also the holding company of ANZ National Bank Limited.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

for and on behalf of
Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited

ARBN 105 689 932

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 12 October 2004

ANZ Trustees to merge with Equity Trustees

ANZ today announced it had signed a Heads of Agreement with Equity Trustees Limited to merge ANZ’s trustee business with Equity Trustees creating Australia’s third largest trustee company and the country’s leading manager of charitable foundations.

Agreement Key Points

•                       In consideration for ANZ’s trustee business, ANZ will become the major shareholder in Equity Trustees with a 37.5% share of the expanded issued capital and will receive $3 million in cash.

•                       The merged entity will be Australia’s largest manager of charitable funds with over $800 million in assets.

•                       ANZ’s traditional role in the charitable trust sector will be maintained in the merged company through the formation of a new ANZ Philanthropy Board to oversee grants by the charitable trusts connected with Equity Trustees.

•                       ANZ will have the right to nominate two members of the Equity Trustees Board.

ANZ Group Managing Director Strategic Development, Mr Peter Hawkins, said: “The merger will create a leading national trustee company and allow ANZ to retain a strategic interest in the trustee sector and in philanthropic activities.”

“We are pleased to have reached agreement with Equity on the terms of a strategic partnership.  The partnership will allow us to participate in their growth and success and also to continue our involvement in the important philanthropic work done by our clients’ charitable trusts,” he said.

Managing Director of ANZ Trustees, Mr David Ward said: “Together the businesses will be stronger and enjoy the benefit of greater economies of scale than each of the current stand-alone businesses.  This will be a good outcome for the clients of both companies.”

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 22 October 2004

ANZ 2004 Results reporting format

ANZ will announce its 2004 Results on Tuesday, 26 October 2004. ANZ will continue to provide relevant financial information at the business segment level. To assist market participants preparing for their analysis and to understand what disclosures ANZ will make in its Annual Results, a draft pro-forma detailing how ANZ will report individual business units is attached. Prior period numbers in the proforma have been restated to reflect the changes outlined below.

•                       Personal Banking Australia clusters all ANZ’s specialised businesses primarily serving personal customers in Australia.  Personal Banking Australia consists of Mortgages Australia, Cards and Merchant Services, Banking Products and Personal Banking Distribution (including Private Banking).

The business called Consumer Finance in the 2004 Interim Results has been renamed “Cards and Merchant Services” and now excludes ANZ New Zealand Consumer Finance (which is reported as part of New Zealand Business) and the Asian Cards business (which is reported as part of the Asia Pacific Division). Within Personal Banking Australia the ATM business has transferred from Banking Products to Cards and Merchant Services. Small Business Banking is reported as part of Corporate.

•                       Institutional Financial Services. The operations of Capital Markets and Foreign Exchange have been brought together as one business called Markets. Markets now also includes the Pacific Foreign Exchange business which was previously reported as part of the Asia Pacific Division.

•                       New Zealand Business consists of The National Bank of New Zealand, ANZ New Zealand Banking, ANZ New Zealand Mortgages and now also includes ANZ New Zealand Consumer Finance.

•                       Corporate Australia consists of Corporate Banking, Business Banking (formerly called Small to Medium Enterprises Australia) and now also includes Small Business Banking that was previously reported within Personal Banking Australia.

•                       Asia Pacific now includes the Asian Cards business and excludes the Pacific Foreign Exchange business.

•                       In addition, there have been a number of function transfers including some minor segmentation between Institutional Banking and Corporate together with a number of relatively minor methodology changes to revenue and cost allocations.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 855

BUSINESS PERFORMANCE REVIEW

Profit & Loss

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net profit after income tax
Personal Banking Australia		385			693
Institutional Financial Services		396			802
New Zealand Business		248			211
Corporate Australia		168			311
Esanda and UDC		69			129
Asia Pacific		51			100
ING Australia		47			82
Group Centre(1)		(52)			20
Net profit (excl significant items)		1,312			2,348
Significant items		84			—
Net profit		1,396			2,348

(1).                            Group Centre includes the operations of Treasury.

Personal Banking Australia

Brian Hartzer

•                  Personal Banking Distribution (incl. Rural and Private Banking)

•                  Banking Products

•                  Cards and Merchant Services

•                  Mortgages

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		933			1,771
Other external operating income		405			701
Net inter business unit fees		66			121
Operating income		1,404			2,593
External operating expenses		(622)			(1,144)
Net inter business unit expenses		(143)			(295)
Operating expenses		(765)			(1,439)
Profit before debt provision		639			1,154
Provision for doubtful debts		(89)			(169)
Profit before income tax		550			985
Income tax expense and outside equity interests		(165)			(292)
Net profit attributable to members of the Company		385			693
Consisting of:
Personal Banking Distribution (including Private Bank)		105			199
Banking Products		82			143
Mortgages		111			229
Cards and Merchant Services		87			122
		385			693
Balance Sheet
Net loans & advances including acceptances		85,378			77,991
Other external assets		2,067			1,838
External assets		87,445			79,829
Deposits and other borrowings		35,818			33,980
Other external liabilities		1,940			1,680
External liabilities		37,758			35,660

Ratios
Net interest average margin		2.29%			2.52%
Return on assets		0.92%			0.96%
Return on risk weighted assets		1.66%			1.74%
Operating expenses to operating income		54.5%			55.5%
Operating expenses to average assets		1.83%			1.98%
Net specific provisions		(72)			(131)
Net specific provision as a % of average net advances		0.18%			0.19%
Net non-accrual loans		14			23
Net non-accrual loans as a % of net advances		0.02%			0.03%
Total employees		8,701			8,795

2

Institutional Financial Services

Steve Targett

•                  Institutional Banking

•                  Markets (formerly Foreign Exchange and Capital Markets)

•                  Trade & Transaction Services

•                  Corporate & Structured Financing

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		322			703
Other external operating income		641			1,245
Net inter business unit fees		(10)			(26)
Operating income		953			1,922
External operating expenses		(278)			(551)
Net inter business unit expenses		(62)			(124)
Operating expenses		(340)			(675)
Profit before debt provision		613			1,247
Provision for doubtful debts		(86)			(165)
Profit before income tax		527			1,082
Income tax expense and outside equity interests		(131)			(280)
Net profit attributable to members of the Company		396			802

Consisting of:
Institutional Banking		151			302
Transaction Services		87			164
Markets		94			189
Corporate and Stuctured Financing		64			147
		396			802

Balance Sheet
Net loans & advances including acceptances		39,285			40,911
Other external assets		15,821			16,066
External assets		55,106			56,977
Deposits and other borrowings		28,583			27,170
Other external liabilities		20,188			20,835
External liabilities		48,771			48,005

Ratios
Net interest average margin		1.62%			1.68%
Return on assets		1.40%			1.34%
Return on risk weighted assets		1.10%			1.22%
Operating expenses to operating income		35.6%			35.1%
Operating expenses to average assets		1.20%			1.13%
Net specific provisions		(62)			(217)
Net specific provision as a % of average net advances		0.31%			0.52%
Net non-accrual loans		360			352
Net non-accrual loans as a % of net advances		0.92%			0.86%
Total employees		2,872			2,795

3

New Zealand Business(1)

Sir John Anderson

•                  ANZ New Zealand Banking

•                  ANZ New Zealand Mortgages

•                  National Bank of New Zealand

•                  ANZ New Zealand Consumer Finance

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		548			497
Other external operating income		232			254
Net inter business unit fees		3			5
Operating income		783			756
External operating expenses		(316)			(280)
Net inter business unit expenses		(61)			(122)
Operating expenses		(377)			(402)
Profit before debt provision		406			354
Provision for doubtful debts		(45)			(37)
Profit before income tax		361			317
Income tax expense and outside equity interests		(113)			(106)
Net profit attributable to members of the Company		248			211

Balance Sheet
Net loans & advances including acceptances		45,232			13,926
Other external assets		8,823			453
External assets		54,055			14,379
Deposits and other borrowings		43,322			11,708
Other external liabilities		4,765			308
External liabilities		48,087			12,016

Ratios
Net interest average margin		2.85%			3.57%
Return on assets		1.23%			1.49%
Return on risk weighted assets		1.74%			2.15%
Operating expenses to operating income		48.1%			53.2%
Operating expenses to average assets		1.87%			2.84%
Net specific provisions		(11)			(20)
Net specific provision as a % of average net advances		0.06%			0.15%
Net non-accrual loans		25			8
Net non-accrual loans as a % of net advances		0.06%			0.06%
Total employees		7,784			2,939

4

Corporate Australia

Graham Hodges

•                  Corporate Banking Australia

•                  Business Banking Australia

•                  Small Business Banking

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		313			574
Other external operating income		132			251
Net inter business unit fees		(49)			(92)
Operating income		396			733
External operating expenses		(98)			(180)
Net inter business unit expenses		(29)			(54)
Operating expenses		(127)			(234)
Profit before debt provision		269			499
Provision for doubtful debts		(28)			(55)
Profit before income tax		241			444
Income tax expense and outside equity interests		(73)			(133)
Net profit attributable to members of the Company		168			311
Consisting of:
Business Banking Australia		86			159
Corporate Banking Australia		57			106
Small Business Banking		25			46
		168			311

Balance Sheet
Net loans & advances including acceptances		17,635			15,937
Other external assets		63			56
External assets		17,698			15,993
Deposits and other borrowings		15,080			14,408
Other external liabilities		5,397			5,100
External liabilities		20,477			19,508

Ratios
Net interest average margin		4.01%			4.05%
Return on assets		1.67%			1.72%
Return on risk weighted assets		1.97%			2.09%
Operating expenses to operating income		32.1%			31.9%
Operating expenses to average assets		1.26%			1.29%
Net specific provisions		(20)			(63)
Net specific provision as a % of average net advances		0.24%			0.43%
Net non-accrual loans		42			77
Net non-accrual loans as a % of net advances		0.24%			0.48%
Total employees		1,635			1,596

5

Esanda and UDC

Elizabeth Proust

Provides vehicle and equipment finance and rental services.  Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		179			350
Other external operating income		48			86
Net inter business unit fees		(5)			(8)
Operating income		222			428
External operating expenses		(75)			(155)
Net inter business unit expenses		(14)			(24)
Operating expenses		(89)			(179)
Profit before debt provision		133			249
Provision for doubtful debts		(33)			(63)
Profit before income tax		100			186
Income tax expense and outside equity interests		(31)			(57)
Net profit attributable to members of the Company		69			129

Operating expenses to operating income		40.1%			41.8%
Net specific provisions		(24)			(72)
Net non-accrual loans		59			49
Total employees		1,247			1,311

6

Asia Pacific

Elmer Funke Kupper

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions included in the geographic results for Asia Pacific which are included in IFS results

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income		72			140
Other external operating income		72			149
Net inter business unit fees		—			—
Operating income		144			289
External operating expenses		(53)			(111)
Net inter business unit expenses		(14)			(31)
Operating expenses		(67)			(142)
Profit before debt provision		77			147
Provision for doubtful debts		(11)			(19)
Profit before income tax		66			128
Income tax expense and outside equity interests		(15)			(28)
Net profit attributable to members of the Company		51			100

Operating expenses to operating income		46.5%			49.1%
Net specific provisions		(7)			(1)
Net non-accrual loans		17			17
Total employees		1,632			1,624

7

ING Australia

Paul Bedbrook

INGA, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Funds management income		206			392
Risk income		80			158
		286			550
Costs (excl goodwill on purchase of ANZ business)		(198)			(403)
		88			147
Capital investment earnings		65			85
Net income		153			232
Income tax expense		(27)			(29)
Profit after tax		126			203

ANZ share
ANZ share of INGA earnings @ 49%		62			99
ANZ capital hedges		(6)			(6)
Net funding cost		(9)			(11)
Net return to ANZ		47			82

8

Other Units

•                  Group People Capital

•                  Group Risk Management

•                  Treasury

•                  Group Strategic Development

•                  Group Financial Management

•                  Operations, Technology & Shared Services

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net interest income		152			292
Other external operating income		(10)			32
Net inter business unit fees		(5)			—
Operating income		137			324
External operating expenses		(461)			(809)
Net inter business unit expenses		324			652
Operating expenses		(137)			(157)
Profit before debt provision		—			167
Provision for doubtful debts		(21)			(106)
Profit before income tax		(21)			61
Income tax expense and outside equity interests		(31)			(41)
Net profit attributable to members of the Company		(52)			20
Including:
Treasury		45			95
Total employees		4,100			4,077

9

04

2004 Annual Results

Australia and New Zealand Banking Group Limited

26 October 2004

www.anz.com

Contents

1.	2004 Result

2.	Result Review

3.	Supplementary Information

2004 Annual Results

2

2004 Annual Result

John McFarlane

Chief Executive Officer

3

A good 2004 result

Strong financial performance

• NPAT	$2,815	m	19.9%
• Cash EPS	161.1	Cents	10.1%

Shareholders rewarded

• Dividend	101 cents	10.8%
• Total shareholder return		17%
• On-market share buyback of at least $350 million planned

Year Total Shareholder Return

%

Market Capitalisation

$bn

4

ANZ has come a long way this year

Strong momentum in Personal businesses in Australia

With NBNZ acquisition, ANZ now dominant in New Zealand and Pacific

$4.9b acquisition of NBNZ: $3.6b rights issue

ANZ now 5th on ASX by market capitalisation

ANZ recognised for community, staff and cultural development

Sale of International Project Finance completes international restructuring

5

Improved sustainability: Structural de-risking largely complete

Offshore lending assets significantly reduced

(% of group NLA*)

Net Non-Accrual Loans

More sustainable business mix
(lending assets)

Net specific provision rate
(% of average NLA*)

6

NZ integration complete end 2005 – low risk approach adopted

ANZ and NBNZ share of Personal

Customers (Main Bank) is stable

Source: ACNielsen Consumer Finance Monitor

•              A good acquisition; 2.3 cents cash EPS accretive in year 1

•              Integration has made good progress since regulatory approval obtained

•              Levels of attrition well below expectations and comparable acquisitions

•              However potential risk of retail integration demanded a more conservative approach:

•              Two brand strategy

•              Existing retail systems retained

•              This has changed mix of costs and benefits, but at lower risk

7

Carefully balancing investment and producing current returns

Strong revenue growth;	Higher revenue has increased our capacity to
absorbed highest margin	invest and produce future growth and return
contraction in recent years

Focused investment creating more sustainable business

Numbers not adjusted for exchange rate impacts and excl.  NBNZ and significant items

*      2H04 annualised

8

Result Review

Peter Marriott
Chief Financial Officer

9

Cash EPS growth driven by strong underlying performance

Drivers:	• Margin decline	• Acquired at an attractive P/E	• Dividend policy

	• Strong volume growth	• Good core business growth	• Capital management initiatives

	• Non interest income growth	• Low risk integration approach

• Increased investment

• Improved risk profile

* Excludes significant items and incremental integration costs

# includes funding

10

Margin decline is predominantly structural/cyclical

Drivers	2004 v 2003	2H04 v 1H04	Outlook
	bps	bps

NBNZ	(3)	(2)
Asset Mix	(1)	(1)
Funding Mix	(5)	(2)
Asset/Liability Wholesale Rate Impact	(6)	(3)
Competition	(3)	(1)
Brokerage Impact	(2)	0
Other	2 *	1
Total	(18)	(8)

*Refer page 68 for additional detail

11

Increasing Mortgages business has reduced NIM through lower asset yields and increased wholesale debt issuance

Increase levels of lower risk, lower yielding assets have reduced NIM

Increased long term wholesale debt required to fund asset growth

12

The changing shape of the domestic yield curve has impacted earnings

•              The shape of the curve in FY04 has negatively impacted the funding of mortgages as well as income from the interest rate mismatch position and investment in replicating portfolios.

Asset wholesale rate impact

NIM Impact
(bps)
• Change in Group Treasury mismatch earnings	(3.2)

• Mortgages and Cards basis risk impacts	(3.4)

Total Impact	(6.6)

Liability wholesale rate impact

NIM Impact
(bps)
• Replicated & rate insensitive deposits	1.1

• Investment income on Group SHE	(0.2)

Total Impact	0.9

Australian yield curve history

Rolling average rates (%)

	Cash	90 Day	3 Year
FY01	5.52	5.61	5.98
FY02	4.48	4.56	5.99
FY03	4.75	4.79	5.66
FY04	5.18	5.34	5.36

13

Strong balance sheet growth across most businesses

•              Continued strong volume growth in mortgages, FUM up 18%

•              Institutional lending up marginally with good growth in 2H04

•              Continued strong growth in Corporate

•              10% increase in Banking Products deposit FUM reflected in strong Personal growth

•              Institutional & Corporate both experience solid growth

•              Strong growth in NZ retail deposits

Net Lending Volumes ($b)

* Other deposits include Esanda retail debentures

14

Non-interest income growing well

*reflects P&L impact of hedge income earned in FY03, not earned in FY04

15

Expenses - investing for sustainable growth

Key drivers of growth

•              Increased FTE (829 in 2H04) and wage rises

•              Investment and increased amortisation in Retail telling platform

•              Investment in branch network - new openings and refurbishment of existing branches

•              Increased compliance costs of ~ $25m

•              Higher UK superannuation charges ($7m), insurance costs ($10m), marketing spend ($14m)

*includes operating expenses, acquisition & funding and non incremental integration costs

16

Cost management still a core capability; now a strategically sensible time for measured investment in growth

Where we are putting additional people	Growth in FTEs (% of existing Division FTEs)

•              Increasing frontline capabilities in our businesses

•              Increased technology resources to assist in NBNZ integration and compliance requirements

•              Investment in frontline Small Business personnel driving growth in Corporate

•              Continued growth in retail frontline resources

17

Previous growth investments in Personal/Corporate paying off

Division	Sep-04	Sep-03	Change
	($m)	($m)	(%)

Personal Banking#	802	693	16

Institutional	788	802	(2)

New Zealand	584	211	large

Corporate	344	311	11

Esanda & UDC	143	129	11

Asia Pacific	111	100	11

ING JV	108	82	32

Treasury	64	95	(33)

Full Year NPAT ($m)

#      not adjusted for 1H03 Cards under Accrual

18

Doubtful Debts charge higher due to lending growth, partly offset by improved risk profile

Bad Debt charge higher due to volume growth, ELP Rate lower

Decline in ELP Rate driven by improved risk profile

19

Credit quality in good shape

•              Risk has markedly improved in our international portfolios

•              Housing market headed for soft landing, consumer arrears remain at low levels

•              Domestic corporates in good shape

•              Specific provisions and non accruals lower, despite impact of Telstra’s Reach joint venture

•              Some lagged effects from Energy & Telco portfolios, but largely yesterday’s story

•              Well provisioned

Delinquencies remain low

Specific Provisions continue to reduce

20

Non-accrual loans to Loans & Advances well down

*             Default rate is new non accruals/average gross lending assets annualised.

21

New Zealand businesses delivering sound results

NBNZ performance slightly ahead of proforma (NZ$)

Item	NBNZ Actual*	NBNZ Proforma	Variance

Net Interest Income	885	841	5%
Other Income	291	290	—
Operating Expenses	(498)	(487)	2%
PDD	(70)	(74)	(5)%
Income Tax & OEI	(186)	(163)	14%
NPAT	422	407	4%

NPAT comparison distorted by following one-offs

•              FY03 includes NZ$18m one-off structured finance transactions

•              Amalgamation and integration of NBNZ reduced FY04 NPAT by NZ$4m

•              Various other factors

Excluding impact of one-offs, Actual performance up 8% on Proforma

Good underlying NPAT momentum in ANZ (NZ) businesses (NZ$m)

•              Solid performance by Banking reflecting increased deposit margins and continued growth in deposit FUM

*      10 months to 30 September 2004

22

Market share in New Zealand holding up well, particularly in the context of an acquisition

Source: ACNielsen Consumer Finance Monitor

Share of Rural lending is steady

Source: RBNZ Table C7, ANZ National

Share of household deposits has actually increased since acquisition

Source: RBNZ Table C8, ANZ National

Home loans - losing share, initiatives in place to arrest decline

Source: RBNZ Table C6,

ANZ National 50% risk weighted assets

23

Integration economics, adjusted for risk, compare favourably to previous estimates

*      ANZ renounceable rights issue prospectus page 56: Integration costs A$230m, Cost synergies A$110m.

24

Timing of integration costs and benefits

NZ$m	2004	2005	2006	2007
Total Integration costs	49	153	18	0
Incremental Integration costs	29
Cost synergies	6	33	53	63
Revenue synergies	1	24	39	47
Attrition	20	32	34	34

Likely to be approximately

•              10% costs capitalised,

•              15% covered by restructuring provision, and;

•              10%-20% from existing resources

30% of integration activities were completed in 2004 including:

•                 Amalgamation on 26 June 2004

•                 Business and organisational structures in place

•                 Systems platforms for all businesses agreed and integration proceeding

•                 Central Head Office and functional units integrated

•                 ERP systems implementation proceeding to plan

•                 Institutional and Corporate integration underway

•                 Rural integration well progressed – to complete by end 2004

•                 Initial IT and payments infrastructure in place

•                 RBNZ requirements agreed and solutions underway

Integration is well placed for practical completion in 2005

25

New Zealand currency risk actively managed

•              Revenue hedging undertaken when currency is believed to be outside its normal trading range and inconsistent with their value.

•              Revenue from FX hedges is reported as Interest Income within the Group Centre.

NZD revenue hedging position* (A$m)

	Sep-04	Sep-03
Notional Principal	3,349	1,126
Income from hedge	14	8
Unrealised gain/(loss)	(58)	53
Exchange rate (spot)	~ 1.09
Exchange rate (with forward points)	~ 1.11

Estimated proportion of NZ earnings hedged

26

New Zealand structured finance transactions

•                  IRD audit focused on so called “conduit” transactions

•                  Notices of Proposed Adjustment received on 30 September 2004

•                  Net potential liability on all similar transactions $NZ232m*

•                  Do not currently expect to raise additional provisions

•                  Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•                  No new conduit transactions entered into for almost 2 years

•                  Expect that remaining conduit transactions will cease before 2006

•                  Likely to see more capital held in NZ – negligible profit impact, but may impact franking position

NPAT from NZ Structured Finance Transactions

Approx 48% of NZ structured finance profits in 2004 related to conduit transactions

*      including interest which is tax effected, up to 30 September 2004

27

Dividend growth in line with cash EPS growth

Dividend growth in line with cash EPS growth

Payout ratio slightly above long term sustainable ratio

Based on current payout policy

•                  expect dividend growth in line with cash earnings per share growth

•                  expect to be able to fully frank the dividend for foreseeable future due to timing differences generating future franking surpluses

*                 Cash Payout ratio is calculated against Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill and significant items.

28

Capital position strong, above the top end of our range

29

Capital management initiatives likely in first half

Capital Management Philosophy	Capital is a scarce resource to be
managed efficiently

•     Currently above target range

•     Continue to generate surplus capital

•     Sale of London based structured finance business to free up ~USD1.3b RWA but

•     Uncertainty regarding negative ACE impact of IFRS

•     Retain flexibility to make small ‘in-fill’ acquisitions

Our Response

•     Conservative approach pending Regulatory and Rating Agency response to IFRS

•     Hybrid Tier 1 raising in Europe of ~A$700 million

•     Will increase Tier 1 but little ACE impact

•              Capacity for $350m+ buyback to offset dilution from current year’s DRP and Group Share Schemes – likely execution following completion of Hybrid Tier 1 capital raising and APRA approval

30

Divisional Outlook for 2005

Division	Outlook	Drivers
Personal Banking		• Solid growth in all product business. Continued investment in the franchise. Margin improvement anticipated

Institutional		• Return to modest growth following de-risking. Improved environment anticipated particularly in Markets business

New Zealand		• Solid underlying growth offset by impact of NBNZ structured deal run-off, and continued restructure of ANZ (NZ) franchise

Corporate		• Strong performances in Corporate and Business Banking offset by significant investment in Small Business Banking

Esanda & UDC		• Continued strong growth in higher return markets. Benefits from brand and growth investment anticipated

Asia Pacific		• Declining Panin contribution, due to reduced one-offs and provision adjustments, offsetting solid underlying performance

ING		• Capital investment earnings uncertainty

Treasury		• Continued drag on group earnings due to unfavourable rates at the long end of the yield curve

31

Group Outlook for 2005

Item	Outlook (normalised for NBNZ and excl. integration costs)
Revenue	• 6.5% - 8% growth:
• Lending growth to remain robust; Improving margin environment
• Benefit from growth investments, weighted towards second half
• Weighed down by Panin and Group Treasury

Expenses	• 5% to 7% growth:
• Expense growth weighted towards first half
• Investing for sustainable growth, with a focus on increasing frontline capabilities in growth markets

Provision for Doubtful Debts	• ELP Rate 28bps to 30bps :
• Lending growth partly offset by mix effect (likely to moderate)
• Reduction in ELP top-up

Taxation	• Tax rate slightly above FY04

Cash EPS Growth	• Stretch target of 8%, but facing headwinds – around 7 more realistic

32

2004 result part of a series of consistent performances

Total Shareholder Return

•              161.1 cents cash EPS a good result

•              ANZ has come a long way in 2004

•              Focus and discipline again delivered strong performance

•              Shareholders rewarded - ANZ has outperformed major peers TSR over last 10 years

•              Balanced outlook – investing for medium-term growth while producing acceptable short-term returns

33

04

Supplementary Information

Australia and New Zealand Banking Group Limited

26 October 2004

www.anz.com

34

Business Unit Performance

35

Personal Banking Australia – strong momentum

Solid NPAT growth…

NPAT growth of 11%* for the year, up 8% in 2H04:

•              Strong growth in Cards & Merchant Services, up 30%* reflecting reduction in “transactors” following RBA interchange reform and increases in merchant numbers

•              Banking Products performing well following 10% increase in average deposit volumes and favourable margin trends due to increases in the cash rate during the year

•              Growth in mortgages average FUM of 21% was offset by reduced net interest margin

…despite significant investment in the franchise (expenses $m)

Significant investment in FY04 reflecting:

•              Costs associated with new telling platform

•              Increased frontline personnel

•              Significant investment in staff training, particularly in sales skills

FY05 investment forecast to be in line with FY04, key areas of focus include:

•              Further increases in frontline personnel and financial planners in the network

•              Increase in points of representation

•              Ongoing refurbishment of existing branch network

*             excludes impact of Cards under accrua

36

Mortgage distribution

Mortgage franchises selling ahead of	…and we are attracting skilled	…driven by an attractive
schedule (% sold)…	applicants	proposition

Brokers continue to be an important distribution channel

Mortage prepayment level falling

37

Retail deposits: good growth, changing customer behaviour

Continuing to generate good growth in transaction accounts

‘000s

Change in FUM distribution of low interest retail accounts

•              Customers with high balances self selecting to higher rate products

•              New account structures delivering good growth in $500-$5000 balance range

•              ~2%/3% of ANZ account holders transfer funds to ING Direct

Socio-economic profile of transaction account customers increasingly attractive

Mean Income of Transaction Account Holders aged 14+ ($000’s)

Of Transaction Account Holders - % that are Managers/Professionals & Small Bus Owners

Of Transaction Account Holders - % that are in the AB Socio-Economic Quintile aged 14+*

Note - Peer average is defined as the arithmetic average of peers

Source:  Roy Morgan Demographic survey data of Transaction Account Holders (Data consists of 12 month rolling averages to June each period)

*             AB Socio-Economic quintile is the highest socio-economic class grouping

38

Personal business unit results

Personal Banking Australia

	Personal Banking Distribution*				Mortgages				Card & Merchant Services				Banking Products
	2H04	1H04	2004	2003	2H04	1H04	2004	2003	2H04	1H04	2004	2003	2H04	1H04	2004	2003

Revenue	593	571	1,164	1,077	279	271	549	524	391	361	753	626	212	201	413	365

Operating Expenses	(436)	(415)	(851)	(789)	(99)	(96)	(195)	(170)	(173)	(174)	(347)	(329)	(78)	(80)	(158)	(151)

Provision for Doubtful Debts	(6)	(6)	(12)	(9)	(17)	(16)	(33)	(27)	(66)	(63)	(130)	(123)	(5)	(4)	(8)	(10)

PBIT	151	150	301	279	163	159	321	327	152	124	276	174	129	117	247	204

Income Tax Expense	(45)	(45)	(90)	(80)	(50)	(48)	(97)	(98)	(45)	(37)	(83)	(52)	(37)	(35)	(73)	(61)

NPAT	106	105	211	199	113	111	224	229	107	87	193	122	92	82	174	143

*             includes Private and Rural Banking

39

Institutional: we have  largely completed a structural de-risking program that has been underway for a number of years

•              Underlying business momentum adversely impacted by

•                  Strategy to lower risk which has significantly reduced offshore assets

•                  $10m NPAT foregone through run-off of structured transactions

•              While de-risking has been a priority, we have also invested in growth

•                 Transaction Services NPAT up 10% reflecting recent investment and management focus in the business

•              Focus is now upon re-shaping the business to deliver future growth

•                 Integration of Foreign Exchange and Capital Markets businesses delivering integrated customer focus and cost savings

•                 Refocus of offshore business following completion of de-risking

•                 Increased specialisation in Institutional Banking and revised business model

NPAT growth impacted by degree of de-risking

Positive trend in Institutional lending growth …	.. as de-risking is largely completed

40

Institutional business unit results

Institutional Financial Services

	Institutional Banking				Transaction Services				Foreign Exchange
	2H04	1H04	2004	2003	2H04	1H04	2004	2003	2H04	1H04	2004	2003

Revenue	344	347	691	718	243	225	467	426	146	138	287	287
Operating Expenses	(83)	(82)	(165)	(170)	(103)	(97)	(200)	(189)	(64)	(62)	(125)	(124)
Provision for Doubtful Debts	(48)	(58)	(106)	(115)	(5)	(4)	(9)	(7)	(2)	(1)	(4)	(1)
PBIT	213	207	420	432	135	124	258	230	80	75	157	163
Income Tax Expense	(68)	(56)	(124)	(129)	(41)	(38)	(79)	(66)	(24)	(23)	(47)	(48)
NPAT	145	151	296	302	94	86	180	164	56	53	110	114

	Capital Markets				Corporate & Structured Financing
	2H04	1H04	2004	2003	2H04	1H04	2004	2003

Revenue	103	106	209	198	137	136	273	291
Operating Expenses	(48)	(44)	(92)	(87)	(61)	(56)	(117)	(105)
Provision for Doubtful Debts	(3)	(3)	(6)	(3)	(17)	(20)	(36)	(39)
PBIT	52	59	111	109	59	60	119	147
Income Tax Expense	(16)	(18)	(34)	(33)	3	4	7	0
NPAT	36	41	77	75	62	64	126	147

41

Growth numbers in the ANZ National GDS

Growth

	September Quarter	June Quarter	Last half annualised	Commentary

Loans & Advances	1.19%	1.51%	5.44%

• Mortgages	1.99%	2.09%	8.26%	• Mortgage growth remains steady

• Rural	3.50%	3.70%	14.4%	• Rural growth driven by the June annual settlement period (7% normalised annual growth)

• Business Lending	0.59%	1.80%	4.80%	• Business Lending includes strong Corporate lending growth impacted by large repayments in Institutional Banking

Retail Deposits	0.54%	2.74%	6.60%	• Retail Deposit growth in line with prior year in a rising OCR environment

Headline NPAT NZD	180m	192m		• Headline NPAT down 6% driven by mainly by increased Integration costs (+$27m).

Underlying NPAT NZD	253m	235m		• Underlying NPAT adjusted for goodwill amortisation and Integration costs was up 7% in the quarter

42

Corporate: increased momentum in Corporate Banking, continued strong investment and growth in Business Banking

Corporate Banking Australia

•                  NPAT up 11% for the year

•                  Strong lending and deposit growth up 17% and 13%

•                  Wall Street to Main Street continues to deliver solid revenue growth - 19 deals completed in FY04 vs 5 deals in FY03

•                  Revenue growth opportunities include:

•                  Expanding business footprint in key geographies

•                  Increased cross sell of ANZ product suite

•                  Continued investment in specialist teams and products

Business Banking Australia

Continued strong FUM growth

•                  NPAT up 11% for the year

•                  Revenue increased 14% driven by 27% lending and 13% deposit growth

•                  Expenses up 17%, reflecting:

•                  70 new frontline FTE employed

•                  Continued focus on industry specialisation – e.g. pharmacy model performing strongly

•                  Revenue growth opportunities include:

•                  Further investment in footprint and industry specialisation

•                  Strong presence in third party origination

•                  Research and investment in new product opportunities

Small Business Banking

Significant opportunity to grow market share (# of customers)

•               Nearly 1 million businesses with less than 4 employees and more than half of those are sole operators

•               ANZ estimated to have links to around 20% of customers and 15% of FUM; we have a significant opportunity to increase both

•               Focus in FY05 is upon growing the business through

•              Significant investment, particularly in skilled frontline personnel

•              Developing specialist capabilities

43

Corporate business unit results

Corporate Australia

	Small Business Banking				Corporate Banking Australia				Business Banking Australia
	2H04	1H04	2004	2003	2H04	1H04	2004	2003	2H04	1H04	2004	2003

Revenue	45	44	89	88	163	155	318	291	207	197	404	354

Operating Expenses	(8)	(7)	(15)	(14)	(57)	(56)	(114)	(108)	(67)	(64)	(130)	(111)

Provision for Doubtful Debts	(2)	(1)	(4)	(8)	(18)	(17)	(35)	(31)	(10)	(10)	(20)	(16)

PBIT	35	36	70	66	88	82	169	152	130	123	254	227

Income Tax Expense	(11)	(11)	(21)	(20)	(27)	(25)	(51)	(46)	(39)	(37)	(77)	(68)

NPAT	24	25	49	46	61	57	118	106	91	86	177	159

44

The Esanda Group has reshaped its business and is focused on growth

Esanda including UDC, have reshaped its business, increasing its focus on higher growth markets, whilst maintaining its commitment to traditional businesses. This is being achieved through the following initiatives:

•                  Restructure: In May 2004 Esanda restructured its internal business model by:

•      creating a new division which brings together Operations, Dealer and Broker channels allowing much closer co-ordination between the business, its customers and those that provide support

•      creating a new business segment focused exclusively on growth markets, products and services

•                  Growth Funding: Funds have has been set aside in FY05 for new revenue growth initiatives including the appointment of 15 additional staff in growth segments in Australia

•                  NZ Franchise restructure: 25 Relationship Managers have been employed in UDC (NZ) following the winding up of the franchise model during 2004.  The managers will be located in ANZ and National Bank branches

•                  Brand Development: In 2004 an additional 30% was spent on the re-launch of the Esanda and UDC brands.  In FY05 we plan to invest further in promoting both brands

Esanda & UDC NPAT % - 2000

Esanda & UDC NPAT % - 2004

45

Pacific – strong performance in most markets

•              NPAT grew 15.5% (17.6% excluding impact of exchange rate movements) driven by solid lending growth, up 12%

•              Expenses grew 4.9% reflecting increased investment in the region:

•              Mobile rural banking model rolled out in Fiji, offering banking services to ~ 300k “unbanked” Fijians

•              Increased compliance costs and spend upgrading key front-end systems.

•              Key areas of focus:

•              Improved efficiency through greater use of our centralised support facility in Fiji (Quest)

•              Gaining greater share of wallet by improving cross sell and adding new products and services

•              Exploring opportunities in new markets

46

Asia – retail partnerships delivering solid underlying growth

ANZ Asian Network (geographic)

•                  Strong performance by Personal Banking, NPAT up 5%

•                  IFS subdued with NPAT down 1.3%. Continued de-risking of the business, now largely completed

•                  Increased investment in Trade Finance and Capital Markets resources to support future growth

Contribution to NPAT (%)

ANZ Retail Partnerships

•                  Panin NPAT contribution down 10%. Strong underlying profit growth was offset by a change in equity accounting policy.

•                  International Cards continued to perform well, with a 23% increase in cards on issue during the year

•                  Continuing to work with Shanghai Rural Credit Cooperatives Union to formalise partnership

•                  Focus is on developing additional relationships through the region to leverage ANZ’s skills base with local partners

Strong growth in cards on issue

Panin Partnership

•              Book value of $160m against market value of $224m at 30 Sep 2004

•              Equity profit booked by ANZ is adjusted for excess provisions held by Panin.  As this the provision balance approaches more reasonable levels, profit adjustments are being reduced

•              One-off profit of $23m from bond sales in 2003 and $17m from withholding tax write-backs and tax credits in 2004

•              Outlook for underlying earnings growth remains positive

47

Treasury — strong performance despite difficult environment

•              Mismatch earnings were very strong during 1H04, but were much lower during 2H04.

•              Group Treasury mismatch income is partially the function of the steepness of the yield curve (ie, rolling avg 3yr assets funded at rolling 90 days), which has been declining.  Also, the absolute shape of the short end (ie, 30 days to 180 days) is very relevant to the Group’s funding cost.

•              1H04 earnings benefited from the decision to lengthen the term of funding prior to the two RBA cash rate tightenings in late 2004.

•              Although lower than 1H04, the result for 2H04 was expected given the adverse impact of high funding costs (generally at 90 days), relative to the cash and one month rates, and a term interest rate environment which provided limited investment opportunities.

•              The current interest rate environment remains benign.

Australian & New Zealand Mismatch

Note: Excludes NBNZ

48

Mismatch earnings significantly reduced

Composition of Treasury Income $m

	Group Treasury
	2H04	1H04	2004	2003

Revenue	37	75	112	155

Operating Expenses	(10)	(10)	(20)	(19)

Provision for Doubtful Debts	0	0	0	0

PBIT	27	65	92	136

Income Tax Expense	(8)	(20)	(28)	(41)

NPAT	19	45	64	95

49

Improving INGA returns reflect strengthening investment markets

NPAT increased 39% driven by:

•              Funds management income increased 13%, driven by strong investment markets

•              Risk income up 15% with increased sales of life insurance products through the ANZ network

•              Higher capital investment earnings, up 93% due to strong equity & property trust markets which were partially offset by ANZ’s capital hedge losses.

•              Costs increased 11% due to

•                  certain investment management fees included in costs in 2004

•                  increased investment in product systems and process improvements

INGA maintained its number four Retail FUM position as measured by ASSIRT

Current JV Valuation

$m

Carrying value at Mar-04	1,690
Completion accounts adjustments	(11)
2H04 dividend	(38)
2H04 Equity accounted profits	56
Carrying value at Sep-04	1,697

INGA maintains its number four ASSIRT ranking (market share of Retail FUM)

50

Additional Risk Information

51

Specific Provisions lower, despite impact from our exposure to Telstra’s Reach Joint Venture

Net Specific Provisions

Specific Provision Balance
by size

52

New Specific Provisions down 7% on FY 2003

Geographic Specific Provisions

Specific Provisions by Source

53

Mortgages Growth strong, albeit some slowing in second half

•              Mortgages Portfolio continues to experience strong growth off the back of excellent products and strong distribution networks

•              Growth has been strongest in owner occupied and equity products, whilst some slowing has been noted in investment lending

Strong LVR profile*

Portfolio by product*

*Australian portfolio only

54

Low exposure to Inner City residential mortgage lending

Lending policies driving shift from
investment loans to owner occupier loans

Detailed analysis has been completed on Docklands, Southbank and Zetland/Waterloo (NSW) given a focus in these areas.  There are no delinquencies in these postcodes >60 days.  Exposure to each area as at August 04 were:

Docklands	$51.1m (128 loans)

Southbank	$74.0m (330 loans)

Zetland/Waterloo (NSW)	$55.9m (184 loans)

Inner City Dynamic LVR -
August 2004

55

US power exposures continue to reduce

Total US Limits(1)

US: September 2004

•              Outstandings: $0.6bn (75%)

•              Other Committed: $0.2bn (19%)

•              Uncommitted: <$0.1bn (6%)

Customers

•              Non Accrual:  4 [$0.2b]

•              Total:  16

•              We continue to actively manage our exposure to the US power sector

•              Over the past two years, exposure to the merchant energy sector and other non-core segments has reduced substantially through repayments, sell-downs and restructuring

•              During 1H04, non accrual loans increased in the US portfolio due to lagged credit effects from previously identified high risk exposures,  however any future losses are expected to be lower and readily absorbed within existing General Provision levels.

•              New non-accrual loans in 2H04 of just AUD5m

1.       Excludes Settlement Limits but includes Contingent and Market-Related products domiciled in the US.

56

Power markets improving & offshore power exposures reducing

Total Limits Split by Geography

KMV Median Expected Default Frequency

•                  ANZ’s exposure to offshore power companies has reduced by 23% since since 2002, with the portfolio becoming increasingly Australasian-centric.  Domestic markets will continue to be buoyed by traditional regulated businesses.

Note:

1.               Excludes Settlement Limits but includes Contingent and Market-Related products.

57

The quality of the Telcos book has continued to improve

Total Telcos Limits(1)

September 2004
• Outstandings: $1.4bn (43%)
• Other Committed: $1.1bn (33%)
• Uncommitted: $0.8bn (24%)

KMV Median Expected Default Frequency

Note:

1.               Excludes Settlement Limits but includes Contingent and Market-Related products.

58

Group risk grade profile

B+ to CCC	2.8%	2.5%	2.5%	2.3%	1.9%	1.8%
Non Accrual	0.9%	0.8%	0.7%	0.6%	0.4%	0.4%

*March & September 2004 includes NBNZ

59

Geographic risk profiles

Australia & New Zealand

International

B+ to CCC	2.3%	2.0%	1.7%	1.8%	6.1%	6.1%	4.0%	2.4%
Non Accrual	0.4%	0.4%	0.4%	0.3%	4.5%	4.4%	3.3%	2.9%

*March & September 2004 includes NBNZ

60

ANZ maintains the largest safety net for both expected and unexpected losses

•                The continued high level of our General Provisioning reflects the lower level of actual losses in 2004.

•                The ELP methodology that drives the General Provision is different to other Bank’s Dynamic Provisioning and takes a conservative longer term view of the economic credit risk cycle

•                In 2004, profit and loss charge of $632m was 30% higher than the actual loss experience.

Note:

1.          As per most recent company financial reports for CBA, NAB and WBC

61

Industry exposures – Australia & New Zealand

Health & Community
Services

Mining

Cultural & Recreational
Services

Personal & Other Services

Forestry & Fishing

Communication Services

* Sep 04 includes NBNZ

62

Finance - Other

Finance – Banks, Building Soc etc.

Transport & Storage

Accommodation, Clubs, Pubs etc.

Utilities

Construction

* Sep 04 includes NBNZ

63

Real Estate Operators & Dev.

Manufacturing

Retail Trade

Wholesale Trade

Agriculture

Business Services

* Sep 04 includes NBNZ

64

Other Information

65

Profit & Loss impact TrUEPrS versus StEPS

This analysis excludes the impact of the TrUEPrS buy-back which has been reported as a significant item

	Impact (A$m)
	TrUEPrS FY03	StEPS FY04	Movement
Interest Income

• TrUEPrS invested in USD, StEPS in AUD*	16	53	37

Non Interest Income

• Income from interest rate swap	72	0	(72)

Income Tax

• Tax on income	(28)	(16)	11

• Tax credit on dividend	31	19	(12)

NPAT Impact (pre distributions)	91	56	(35)

Distributions	(102)	(62)	40

EPS Impact	(11)	(6)	5

66

Update on Basel II and IFRS

IFRS Project

•              Project on track

•              Estimated project cost ~$20m

•              Work effort is structured around specific streams

•              Further commentary is given in the Financial Results and Dividend Announcement (pages 33 to 34)

Basel II Project

•              ANZ aiming to achieve Advanced Status

•              Project on track

•              Estimated project cost ~$43m, which incorporates enhancements to a number of corporate systems

•              Additional cost of ~NZ12m to bring ANZ National to Advanced status

67

Composition of “other” in the high level margin analysis (pcp)

Other items

2 basis points

•              Cashflow mismatch on Capital Markets cross currency swaps negatively impacted the Group’s NIM.

•              The following items improved NIM:

• Increased earnings from FX revenue hedging.

• Increases in the proportion of credit card volumes earning interest.

• Higher investment earnings from the substitution of USD TrUEPrS with AUD StEPS.

• Improvements in interest foregone.

68

Summary of forecasts — Australia (bank year)

	2004	2005	2006

GDP	3.7	3.6	3.0

Inflation	2.4	2.4	2.7

Unemployment (Sep)	6.2	5.6	5.8

Cash rate (Sep)	5.25	5.75	5.75

10 year bonds (Sep)	5.5	6.7	5.5

$A/$US (Sep)	0.71	0.77	0.71

Credit	14.5	12.0	11.0

• Housing	19.9	14.7	13.6

• Business	7.6	8.2	7.1

• Other	14.3	11.3	10.1

69

Summary of forecasts – New Zealand (bank year)

	2004	2005	2006

GDP	4.6	3.2	2.0

Inflation	2.7	2.9	2.3

Unemployment (Sep)	4.1	4.1	4.7

Cash rate (Sep)	6.25	6.5	6.0

$A/$NZ (Sep)	1.07	1.18	1.23

Credit	11.3	5.0	na

- Housing	15.5	5.0	na

- Business	7.0	5.0	na

- Other	3.8	4.0	na

70

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: simon.fraser@anz.com

71

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

Financial Results Dividend Announcement and Appendix 4E

Full Year 30 September 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET	APPENDIX 4E

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the full year ended 30 September 2004

				A$ million

Group operating revenue	up	21%	to	8,645

Operating profit after tax attributable to shareholders	up	20%	to	2,815

Extraordinary items after tax attributable to shareholders		Nil		Nil

Operating profit and extraordinary items after tax attributable to shareholders	up	20%	to	2,815

Final dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period 51 cents, fully franked at 30% tax rate)				54 cents

Interim 2004 dividend per ordinary share, fully franked at 30% tax rate				47 cents

Record date for the final dividend			12 November 2004

The final dividend will be payable to shareholders registered in the books of the Company at close of business on 12 November 2004. Transfers must be lodged before 5:00 pm on that day to participate.

Payment date for the final dividend			17 December 2004

Highlights

(all comparisons are with September 2003 final results)

Profit after tax

•                  $2,815 million - up 19.9%

•                  excluding significant items $2,731 million - up 16.3%

Earnings per share

•                  EPS 153.1 cents - up 7.5%

•                  Cash EPS 161.1 cents - up 10.1% (excluding significant items)

•                  Total Shareholder Return 17%

•                  NBNZ acquisition 2.3 cents cash EPS accretive

Dividend

•                  Full year 101 cents fully franked - up 10.8% (adjusted for rights)

•                  Final 54 cents fully franked

Capital

•                  Adjusted Common Equity ratio 5.1%

•                  Sale announced of international Project Finance business

•                  Planned on-market share buyback of at least $350 million

Ratios

•                  Cost-income ratio 45.3% (from 45.1%) (excluding significant items)

•                  Return on equity 18.1% (from 20.6%)

Risk

•                  Net specific provisions $443 million - down 16%

•                  Net non-accrual loans $451 million - down 14%

•                  Offshore exposure now 4.6% of total lending

•                  NBNZ integration risk substantially reduced

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

CONSOLIDATED RESULTS, DIVIDEND ANNOUNCEMENT and APPENDIX 4E

Full year ended 30 September 2004

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Significant items in the profit and loss
Profit excluding significant items in the profit and loss
Statement of Financial Position
Financial Ratios

RESULTS COMMENTARY
Full year result
Comparison with March 2004 half
Significant items in the profit and loss
Income and expenses
Earnings per share
EVA Reconciliation
Dividends
Credit Risk
Market Risk
Statement of Financial Position
Capital Management
Major Acquisitions
Critical Accounting Policies
International Financial Reporting Standards

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

FIVE YEAR SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

APPENDIX 4E STATEMENT

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated.  The information on which this announcement is based is in the process of being audited by the Group’s auditors, KPMG.  The Company has a formally constituted Audit Committee of the Board of Directors.  This report was approved by resolution of a Committee of the Board of Directors on 25 October, 2004.

This Consolidated Results and Dividend Announcement constitutes the Appendix 4E required by the Australian Stock Exchange, and should be read in conjunction with the September 2004 Annual and Financial Reports.

HIGHLIGHTS

Media Release

For Release: 26 October 2004

ANZ cash earnings per share up 10.1%

Profit after tax

•                  $2,815 million - up 19.9%

•                  Excluding significant items $2,731 million - up 16.3%

Earnings per share

•                  EPS 153.1 cents - up 7.5%

•                  Cash EPS 161.1 cents - up 10.1% (excluding significant items)

•                  Total Shareholder Return 17%

•                  NBNZ acquisition 2.3 cents cash EPS accretive

Dividend

•                  Full year 101 cents fully franked - up 10.8% (adjusted for rights)

•                  Final 54 cents fully franked

Capital

•                  Adjusted Common Equity ratio 5.1%

•                  Sale announced of international Project Finance business

•                  Planned on-market share buyback of at least $350 million

Ratios

•                  Cost-income ratio 45.3% (from 45.1%) (excluding significant items)

•                  Return on equity 18.1% (from 20.6%)

Risk

•                  Net specific provisions $443 million - down 16%

•                  Net non-accrual loans $451 million - down 14%

•                  Offshore exposure now 4.6% of total lending

•                  NBNZ integration risk substantially reduced

ANZ today announced a record operating profit after tax of $2,815 million for the year ended 30 September 2004, up 19.9%.  Cash earnings per share were 161.1 cents, up 10.1% (excluding significant items).

ANZ announced it has signed a Memorandum of Understanding for the transfer of the majority of ANZ’s London-headquartered Project Finance business to Standard Chartered Bank.

ANZ also announced a planned on-market share buyback of at least $350 million.

Total Shareholder Return over the financial year was 17%, which exceeded that of other major Australian banks over the same period.  ANZ has delivered similar relative out-performance over both five and ten years.

ANZ’s 2004 earnings include 10 months’ contribution from the acquisition of The National Bank of New Zealand (NBNZ), which was 2.3 cents accretive to cash earnings per share in the year.

The final dividend is 54 cents fully franked, bringing the full year dividend to 101 cents.  This is an increase of 10.8% on the previous year, adjusted for the recent discounted rights issue, and is comparable to the increase in cash earnings per share.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ has come a long way in 2004 while at the same time delivering another good financial performance.

“The benefit to shareholders is reflected in strong Total Shareholder Return of 17% despite a significant capital raising during the year.

“Our results were assisted by good economic conditions in Australia and New Zealand and the momentum that has developed in our Personal and Corporate businesses in Australia through increased investment and management focus.

“The acquisition of The National Bank of New Zealand has now made us the leading bank in New Zealand.  We are now focused on organic expansion in Australia, selective investments in Asia-Pacific and on consolidating our position in New Zealand.

“The sale of our international Project Finance business largely completes the withdrawal from non-core activities that previously included the sale of Grindlays and the refocusing of our Asian business around our core strengths,” he said.

Business Performance

Despite intense competition throughout the year, underlying asset growth was particularly strong, with advances growing by 13%, excluding the effect of consolidating NBNZ.  The funding of this asset growth was the major contributor to a decline in net interest margins of 18 basis points over the year and 8 basis points in the second half.

As previously announced, ANZ continued to increase the rate of organic investment in its Australian franchise to increase market share, particularly in Personal Banking and Corporate Banking.  As a consequence of investing for growth and increased compliance requirements, Australian expenses rose by 8% in 2004.  Despite this the Group cost-income ratio remained broadly stable at 45.3%.

Commenting on each of the business divisions, Mr McFarlane said:

“Personal was one of the highlights, with better than expected results in Consumer Finance where changes to credit card programs following Reserve Bank reforms were well-managed, and in Personal Banking Distribution and Banking Products, which benefited from the rising interest rate environment and 11% deposit growth.  Mortgages had strong volumes with asset growth up 18%, offset by continued margin squeeze mainly associated with increased funding costs.

“Institutional was subdued, reflecting a softer overall market, adverse exchange rate movements and a strategic decision to reduce risk and sacrifice earnings.  Nevertheless, we have now established a more sustainable foundation for Institutional, having increased economic value added through more efficient use of capital and lower risk.  This positions Institutional to build sustainable shareholder value in future years.

“Corporate produced a good performance with earnings up 11%, driven by strong lending and deposit growth in both the Corporate and Business Banking segments.  For 2005, we have created three new managing director positions, to give greater weight and focus to the three specialised businesses of Corporate Banking, Business Banking and Small Business.

“Financial performance in the New Zealand business was acceptable in the face of significant competitive attack and the uncertainties associated with a major acquisition.

“Esanda has also performed well and ING Australia has continued to show improvement. Our Pacific businesses performed well but Asia was subdued,” he said.

New Zealand Integration

With respect to New Zealand, ANZ recently decided to reduce the scope of integration and to accelerate its completion.  This substantially reduces the risk and complexity of the program and enables greater management emphasis to be placed on stabilisation of market share, future growth and financial performance.

ANZ now expects to complete the formal integration by the end of calendar 2005.  This will consist of integrating head office activities, operational and functional support areas and the Institutional, Corporate and Rural businesses.  International systems are part of ANZ’s global Institutional franchise and will continue to be run from Australia, with disaster recovery capability in New Zealand.  ANZ is well advanced with this program.

ANZ no longer plans to integrate the retail banking platforms as the payback is not compelling.  This avoids the cost and risk of combining very different legacy platforms that will not advance the business strategically.  The personal and small business segments in New Zealand now operate under two brands, ANZ and NBNZ.  These are under separate management to enhance active competition in the market place and are headquartered in different cities.  At some time in the future, ANZ may merge the technology and operational support for these segments, however the costs and benefits of this will be taken as business as usual and the development costs of any new platform will be spread across both Australia and New Zealand.

“The revised plans for New Zealand integration substantially reduce the management challenge and integration risk and allow management to focus on customer retention, growth and financial performance,” Mr McFarlane said.

“Legal amalgamation and non-systems integration is largely completed, and we are confident that integration and systems transfers to New Zealand to meet regulatory requirements, will all be completed in 2005.  We therefore expect to see the benefits of integration beginning in 2006, with the first full year benefit in 2007,” he said.

ANZ now expects the core cost of integration to be NZ$175 million, including NZ$49 million taken in 2004.  Synergies expected in 2007 consist of cost savings of NZ$75 million and revenue benefits of NZ$47 million, offset by revenue attrition of NZ$34 million.

Over and above the core integration costs, there have been some unanticipated additional costs in New Zealand, mainly associated with regulatory changes.  The conditions of registration from the Reserve Bank of New Zealand require ANZ to move certain systems and operations, which support the ANZ retail brand, enterprise systems, and disaster recovery facilities from Australia to New Zealand.  This will result in restructuring investment in 2005 of NZ$31 million, and ongoing running costs of NZ$12 million.  Additionally an investment of NZ$14 million is anticipated in 2005 for essential infrastructure including Basel II and payments.

Taking all of these costs into account, the total cost of integration is expected to be NZ$220 million, with net synergies of NZ$76 million, consisting of cost savings of NZ$63 million and revenue benefits of $NZ47 million, offset by revenue attrition of $NZ34 million.  This compares with original estimates of NZ$265 million integration costs, and net synergies of NZ$69 million, consisting of cost savings of NZ$126 million and revenue benefits of $NZ31 million, offset by revenue attrition of $NZ88 million.

“As anticipated, we have experienced some revenue attrition with the consequent loss of market share, particularly in Institutional, as large customers rebalance their lines with the merged entity, and where substantial price competition has taken place.  Notwithstanding this, the overall level of revenue attrition is less than half of that anticipated at the time of acquisition,”
Mr McFarlane said.

Strategic Risk Reduction

During the past seven years ANZ has been actively reducing the overall risk profile of the Group and the effects of this were particularly evident this year.  Net specific provisions of $443 million were down 16%.  This was well below the amount accrued for doubtful debts in the income statement of $632 million.  Net non-accruals of $451 million are now down to the lowest level in recent years at 2.5% of ordinary shareholders’ equity.

“ANZ is comfortable with its overall risk profile, which is now comparable with other major Australian banks,” Mr McFarlane said.

Capital Position

ANZ’s capital position with an adjusted common equity ratio of 5.1% is above the Group’s target range.  ANZ has also submitted an application for a new offshore hybrid equity transaction, which, together with the planned sale of around US$1.5 billion of international project finance assets would increase its capital position.

ANZ therefore intends to undertake an on-market share buyback of at least $350 million, subject to regulatory approvals for the hybrid.

Community and Staff initiatives

“We have also taken further steps this year to advance our community programs through the expansion of our matched savings program, Saver Plus, and in expanding financial literacy through the launch of MoneyMinded,” Mr McFarlane said.

“Staff satisfaction is now at a record 85% across the group.  How people feel about working in the organisation and how passionate and engaged they are with our agenda, is what makes the difference between a good and a great company.  Over the past few years, we have been transforming ANZ from a traditional banking type culture into a modern, vibrant organisation through a range of initiatives which emphasise leadership, diversity, coaching and development and creates a shared vision of an exciting organisation.  Our achievements in this area have received recognition both here and internationally.

Outlook

“Over the next few years we will have a greater emphasis on superior revenue growth and increased investment to achieve this.  While we recognise that cost reduction opportunities are becoming more limited, we intend to continue reducing our cost-income ratio but more moderately than in previous years.

“For 2005, we believe the external environment will remain favourable and expect continued good underlying business performance.  We intend to continue with higher expense growth to build our core franchise in Australia, particularly in Personal Banking, which is now gaining momentum after some years of nurturing.

“A number of one-off factors in the year will however impact earnings, which on balance will have a negative impact.  These include the loss of earnings arising from the sale of London-headquartered project finance activities, reduced earnings from Panin Bank and Group Treasury, more subdued investment earnings at ING Australia, and measures in New Zealand to arrest customer attrition in ANZ’s retail arm, together with the  roll-off of historical tax structured transactions.

“For 2005, we have adopted an internal stretch target of 8% cash earnings per share, however taking into account these one-off factors, a guidance level of 7% cash earnings per share would be more realistic,” Mr McFarlane said.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net interest income	2,745	2,509	9%	5,254	4,311	22%
Other operating income	1,708	1,683	1%	3,391	2,808	21%
Operating income	4,453	4,192	6%	8,645	7,119	21%
Operating expenses	(2,124)	(1,902)	12%	(4,026)	(3,228)	25%
Profit before debt provision	2,329	2,290	2%	4,619	3,891	19%
Provision for doubtful debts	(319)	(313)	2%	(632)	(614)	3%
Profit before income tax	2,010	1,977	2%	3,987	3,277	22%
Income tax expense	(590)	(578)	2%	(1,168)	(926)	26%
Outside equity interests	(1)	(3)	-67%	(4)	(3)	33%
Net profit attributable to shareholders of the Company	1,419	1,396	2%	2,815	2,348	20%

Significant items in the profit and loss(1)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
TrUEPrS
Swap income	—	110	-100%	110	—	n/a
Interest	—	2	-100%	2	—	n/a
Income tax expense	—	(28)	-100%	(28)	—	n/a
Cash dividends(2)	—	—	n/a	—	—	n/a
Gain on finalising INGA completion accounts after tax(3)	14	—	n/a	14	—	n/a
Incremental NBNZ integration costs after tax(3)	(14)	—	n/a	(14)	—	n/a
Net profit attributable to shareholders of the Company	—	84	-100%	84	—	n/a

Profit excluding significant items in the profit and loss(1)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net interest income	2,745	2,507	9%	5,252	4,311	22%
Other operating income	1,694	1,573	8%	3,267	2,808	16%
Operating income	4,439	4,080	9%	8,519	7,119	20%
Operating expenses	(2,103)	(1,902)	11%	(4,005)	(3,228)	24%
Profit before debt provision	2,336	2,178	7%	4,514	3,891	16%
Provision for doubtful debts	(319)	(313)	2%	(632)	(614)	3%
Profit before income tax	2,017	1,865	8%	3,882	3,277	18%
Income tax expense	(597)	(550)	9%	(1,147)	(926)	24%
Outside equity interests	(1)	(3)	-67%	(4)	(3)	33%
Net profit excluding significant items	1,419	1,312	8%	2,731	2,348	16%

(1).         See page 12 for an explanation of significant items

(2).         Dividends on TrUEPrS preference shares ($36 million) do not impact net profit

(3).         Tax on gain on INGA completion accounts: nil.  Tax on incremental NBNZ integration costs: $7 million

Profit and Loss (including effect of movements in foreign currencies)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	417	385	8%	802	693	16%
Institutional	392	396	-1%	788	802	-2%
New Zealand Business	336	248	35%	584	211	large
Corporate Australia	176	168	5%	344	311	11%
Esanda and UDC	74	69	7%	143	129	11%
Asia Pacific	60	51	18%	111	100	11%
ING Australia	61	47	30%	108	82	32%
Group Centre(1)	(97)	(52)	87%	(149)	20	large
Net profit (excl Significant items)	1,419	1,312	8%	2,731	2,348	16%
Significant items(2)	—	84	-100%	84	—	n/a
Net profit	1,419	1,396	2%	2,815	2,348	20%

(1).              Group Centre includes the operations of Treasury.

(2).              ANZ has classified the $14 million profit after tax on final settlement of the INGA completion accounts, $14 million after tax incremental integration costs, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items (refer page 12).  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

Net loans and advances including acceptances

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Net advances
Personal Banking Australia	91,767	85,378	77,991	7%	18%
Institutional	40,990	39,285	40,911	4%	0%
New Zealand Business	50,385	45,232	13,926	11%	large
Corporate Australia	18,940	17,635	15,937	7%	19%
Esanda and UDC	13,588	13,043	12,579	4%	8%
Asia Pacific	1,528	1,340	1,336	14%	14%
ING Australia	24	24	24	0%	0%
Group Centre	206	279	(61)	-26%	large
Net advances	217,428	202,216	162,643	8%	34%
less Customers’ liabilities for acceptances	(12,466)	(13,358)	(13,178)	-7%	-5%
Net loans and advances	204,962	188,858	149,465	9%	37%

Impact of National Bank of New Zealand acquisition (excluding significant items)

Full Year September 2004

	Group ex significant items	NBNZ(1)	Acquisition & funding(2)	Group ex NBNZ & sig items
	$M	$M	$M	$M
Net interest income	5,252	786	(78)	4,544
Other operating income	3,267	259	—	3,008
Operating income	8,519	1,045	(78)	7,552
Operating expenses	(4,005)	(443)	(129)	(3,433)
Profit before debt provision	4,514	602	(207)	4,119
Provision for doubtful debts	(632)	(62)	—	(570)
Profit before income tax	3,882	540	(207)	3,549
Income tax expense	(1,147)	(164)	27	(1,010)
Outside equity interests	(4)	(1)	—	(3)
Net profit	2,731	375	(180)	2,536

The internal funding of the NBNZ acquisition was provided to New Zealand by way of equity and interest bearing debt from Australia and interest bearing debt from the UK.  The following table shows the geographic distribution of the acquisition and funding costs shown above.

	Acquisition & funding(3)	Goodwill	Tax	Profit
	$M	$M	$M	$M
New Zealand	(146)	(129)	48	(227)
Australia	19	—	(6)	13
United Kingdom	49	—	(15)	34
	(78)	(129)	27	(180)

Group excluding NBNZ and significant items(4)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net interest income	2,310	2,234	3%	4,544	4,311	5%
Other operating income	1,541	1,467	5%	3,008	2,808	7%
Operating income	3,851	3,701	4%	7,552	7,119	6%
Operating expenses	(1,753)	(1,680)	4%	(3,433)	(3,228)	6%
Profit before debt provision	2,098	2,021	4%	4,119	3,891	6%
Provision for doubtful debts	(284)	(286)	-1%	(570)	(614)	-7%
Profit before income tax	1,814	1,735	5%	3,549	3,277	8%
Income tax expense	(513)	(497)	3%	(1,010)	(926)	9%
Outside equity interests	(1)	(2)	-50%	(3)	(3)	0%
Net profit	1,300	1,236	5%	2,536	2,348	8%

(1).     Ten months profit since acquisition on 1 December 2003

(2).     Includes goodwill amortisation of $129 million

(3).     Includes employee share acquisition scheme costs of $4 million in New Zealand offset in Australia

(4).     Refer page 12 for discussion of significant items

Statement of Financial Position

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Assets
Liquid assets	6,363	5,732	6,592	11%	-3%
Due from other financial institutions	4,781	7,093	2,427	-33%	97%
Trading and investment securities	13,224	13,062	8,980	1%	47%
Net loans and advances including acceptances	217,428	202,216	162,643	8%	34%
Other	17,549	19,185	14,949	-9%	17%
Total assets	259,345	247,288	195,591	5%	33%
Liabilities
Due to other financial institutions	7,349	7,143	6,467	3%	14%
Deposits and other borrowings	168,557	163,208	124,494	3%	35%
Liability for acceptances	12,466	13,358	13,178	-7%	-5%
Bonds and notes	27,602	21,245	16,572	30%	67%
Other	25,446	25,586	21,093	-1%	21%
Total liabilities	241,420	230,540	181,804	5%	33%
Total shareholders’ equity	17,925	16,748	13,787	7%	30%

As at September 2004

	Group	NBNZ
	$M	$M
Assets
Liquid assets	6,363	603
Due from other financial institutions	4,781	1,818
Trading and investment securities	13,224	659
Net loans and advances including acceptances	217,428	34,151
Other	17,549	1,846
Total assets	259,345	39,077
Liabilities
Due to other financial institutions	7,349	1,152
Deposits and other borrowings(1)	168,557	28,399
Liability for acceptances	12,466	—
Bonds and notes	27,602	2,149
Other(2)	25,446	4,687
Total liabilities	241,420	36,387
Total shareholders’ equity	17,925	2,690

(1).     NBNZ includes wholesale funding of $9.3 billion

(2).     NBNZ includes balances with related entities of $2.4 billion

Financial Ratios

	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03
	$M	$M	$M	$M

EVA TM(1)	880	870	1,750	1,572
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2)	17.3%	19.1%	18.1%	20.6%
Average ordinary shareholders’ equity(2) (excluding significant items)(3)	17.3%	18.4%	17.8%	20.6%
Average ordinary shareholders’ equity(2) (excluding significant items and goodwill amortisation)(3)	18.3%	19.3%	18.8%	20.7%
Average assets	1.11%	1.21%	1.16%	1.23%
Average risk weighted assets	1.48%	1.60%	1.54%	1.59%
Total income	14.9%	16.2%	15.5%	17.2%
Net interest average margin	2.45%	2.53%	2.49%	2.67%
Profit per average FTE ($)	51,887	53,226	102,933	103,779
Efficiency ratios(4)
Operating expenses to operating income (excluding significant items(3))	45.5%	45.1%	45.3%	45.1%
Operating expenses to operating income	45.8%	43.9%	44.9%	45.1%
Operating expenses (excluding significant items(3)) to average assets	1.6%	1.6%	1.6%	1.7%
Operating expenses to average assets	1.6%	1.6%	1.6%	1.7%
Debt provisioning
Economic loss provisioning ($M)	319	313	632	614
Net specific provisions ($M)	247	196	443	527
Earnings per ordinary share (cents)(5)
Earnings per ordinary share (basic)	76.4	76.8	153.1	142.4
Earnings per ordinary share (diluted)	74.4	75.3	149.7	141.7
Earnings per ordinary share (basic) excluding significant items(3)	76.4	74.0	150.4	142.4
Earnings per ordinary share (basic) excluding significant items and goodwill amortisation(6)	82.1	78.9	161.1	146.3
Ordinary share dividends (cents)
Interim - 100% franked (Mar 03: 100% franked)	n/a	47	47	44
Final - 100% franked (Sep 03: 100% franked)	54	n/a	54	51
Dividend payout ratio(7)	71.0%	63.8%	67.5%	64.2%
Preference share dividend
Dividend paid ($M)(8)	34	64	98	102

(1).              EVATM refers to Economic Value Added, a measure of shareholder value. See page 21 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(2).              Average ordinary shareholders’ equity excludes outside equity interests

(3).              Refer footnote 2 on page 6 for an explanation of the usefulness of adjusting profit to remove the impact of significant items.  For a reconciliation to net profit, see page 5

(4).              Excludes goodwill amortisation

(5).              Prior period EPS measures have been adjusted for the rights issue in November 2003. Refer page 70 for details

(6).              Earnings used in ratio of $2,858 million (full year 2003: $2,308 million; Sep 2004 half: $1,490 million; Mar 2004 half: $1,368 million; excludes significant items $nil (full year 2003: $nil; Sep 2004 half: $nil; Mar 2004 half: $84 million) and goodwill and notional goodwill amortisation $189 million (full year 2003: $62 million; Sep 2004 half: $104 million; Mar 2004 half: $85 million) and deducts $36 million (full year 2003: $nil; Sep 2004 half: $1 million; Mar 2004 half: $35 million) of preference share dividends

(7).              Dividend payout ratio is calculated using the proposed dividend as at 30 September 2004, 31 March 2004 and 30 September 2003

(8).              Includes $36 million treated as significant items (Sep 2004 half: $1 million; Mar 2004 half: $35 million)

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	7.51	6.94	7.49	8%	0%
Net tangible assets(1) attributable to ordinary shareholders ($M)	13,651	12,542	11,398	9%	20%
Total number of ordinary shares (M)	1,818.4	1,808.2	1,521.7	1%	19%

Capital adequacy ratio (%)
Tier 1	6.9%	7.0%	7.7%
Tier 2	4.0%	3.7%	4.0%
Total capital ratio	10.4%	10.2%	11.1%
Adjusted common equity ratio(2)	5.1%	5.2%	5.7%

Impaired assets
General provision ($M)	1,992	1,828	1,534	9%	30%
General provision as a % of risk weighted assets	1.01%	0.98%	1.01%	3%	0%
Gross non-accrual loans ($M)	829	931	1,007	-11%	-18%
Specific provisions ($M)	(378)	(414)	(482)	-9%	-22%
Net non-accrual loans	451	517	525	-13%	-14%
Specific provision as a % of total non-accrual loans	45.6%	44.5%	47.9%	2%	-5%
Total provisions(3) as a % of non-accrual loans	285.9%	240.8%	200.2%	19%	43%
Gross non-accrual loans as % of net advances	0.4%	0.5%	0.6%	-20%	-33%
Net non-accrual loans as a % of net advances	0.2%	0.3%	0.3%	-33%	-33%
Net non-accrual loans as a % of shareholders’ equity(4)	2.5%	3.1%	3.8%	-19%	-34%

Other information
Full time equivalent staff (FTE’s)	28,755	27,971	23,137	3%	24%
Assets per FTE ($M)	9.0	8.8	8.5	2%	6%
Market capitalisation of ordinary shares ($M)	34,586	34,284	27,314	1%	27%

(1).              Equals Shareholders equity less preference share capital and unamortised goodwill

(2).              Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital. This measure is commonly used to assess the adequacy of common equity held. See page 77 for a reconciliation to Tier 1 capital

(3).              General provision plus specific provision on non-accrual loans

(4).              Includes outside equity interest

RESULTS COMMENTARY

Full year result

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $2,815 million for the full year ended 30 September 2004, an increase of 20% over the September 2003 full year.  However, excluding the significant items referred to on page 12, profit increased 16% to $2,731 million.  Basic earnings per share increased 8% (10.7 cents) to 153.1 cents.

EPS excluding significant items and goodwill amortisation increased 10.1% to 161.1 cents affected by:

•                  Growth in existing ANZ businesses (+14.3 cents).

•                  Accretion from the NBNZ purchase, and its capital funding (+2.3 cents).  Refer page 52 for commentary on NBNZ results.

•                  The issuance of shares under the dividend reinvestment and bonus option plans and employee share option schemes (-1.8 cents).

The result was driven by strong performances across most business segments with:

•      New Zealand Businesses up $373 million after tax following the acquisition of the NBNZ.

•                  Personal Banking Australia up 16% as a result of growth in consumer deposits, lending growth, an increased proportion of card balances paying interest and 2003 being impacted by the $27 million after tax under-accrual of Card loyalty points.  The contribution from mortgages reduced 2% with lending growth offset by reduced net interest margin.

•      Corporate up 11% driven by strong lending and deposit growth in both the Corporate and Business Banking segments.

•      Esanda and UDC up 11% with continued strong new business writings and increased fleet management fee revenues.

•      Asia Pacific up 11% with significant growth in the Indonesian cards business and increased trade flows.

•      ING Australia (INGA) up 32% with improved equity market performances and growth in funds under management.

•                  Institutional reduced 2% reflecting the de-risking of the offshore portfolio and the impact of an appreciating AUD on offshore USD denominated earnings.

•                  Group Centre profit reduced with lower Treasury earnings following an extended period of low and flat yield curves, a reduction in profit associated with the TrUEPrS transaction and the additional funding and goodwill amortisation costs associated with the acquisition of NBNZ.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit	1,419	1,396	2%	2,815	2,348	20%
Less Significant items	—	84	-100%	84	—	n/a
Net profit excluding significant items	1,419	1,312	8%	2,731	2,348	16%
Less NBNZ, Acquisition & Funding	119	76	57%	195	—	n/a
Net profit excluding significant items & NBNZ(1)	1,300	1,236	5%	2,536	2,348	8%

(1).         Refer pages 5 and 7 for reconciliation

Profit excluding significant items and NBNZ increased by 8% to $2,536 million:

•                  Net interest increased by 5% with solid lending growth particularly in Mortgages and deposit growth in Personal Banking Australia and Corporate.  This growth was suppressed by reduced asset margins.

•                  Other income increased 7% driven by growth in non-lending fees based on higher business volumes, the  under-accrual of card loyalty points in 2003 and an increased contribution from INGA.  The reduction in swap income from TrUEPrS is offset in EPS by lower dividends but has reduced reported profit by 1%.

•      Operating expenses increased 6% driven by a 4% increase in staff numbers as the focus turns to income growth.

•                  The combined effect of the replacement of TrUEPrS with StEPS is a reduction in net profit after tax of $35 million or 1% of reported profit.

•                  Asset quality continued to improve with the ELP rate down 6 basis points.  This has largely been driven by the growth in Personal Banking Australia and continued de-risking which has also enabled the additional charge taken in the corporate centre for unexpected offshore losses to be reduced.

•                  The appreciation of the AUD over 2003 has resulted in a $32 million (1%) reduction in the contribution from earnings denominated in foreign currencies (net of an $18 million increase in profit after tax income on contracts put in place to hedge USD and NZD revenues).

Comparison with March 2004 half

Australia and New Zealand Banking Group Limited recorded a profit after tax of $1,419 million for the half year ended 30 September 2004, an increase of 2% over the March half.

Profit excluding significant items and NBNZ increased 5% to $1,300 million:

•                  Net interest increased by 3% with solid lending growth particularly in Mortgages and deposit growth in Personal Banking Australia and Corporate.  This growth was suppressed by reduced asset margins.

•                  Other income increased 5% driven by increased fee income from higher business volumes in Personal Banking and Corporate.

•                  Operating expenses increased 4% driven by a 3% increase in staff numbers.

•                  Asset quality was stable with gross non-accrual loans reducing and ELP reducing 3 basis points to 30 basis points.

Significant items in the profit and loss

Significant items in the profit and loss are those items that management believe do not form part of the core business, and as such, should be removed from profit when analysing the core business performance.  The following are considered significant items in 2004:

•      TrUEPrS

During the March half, the Group bought back TrUEPrS, a hybrid Tier 1 instrument.  Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognised in profit.  The impact of TrUEPrS on the current year, being the release of deferred swap income of $108 million before tax, $2 million other swap income, the periodic and final cash dividends paid to holders of TrUEPrS ($36 million), and the funding benefit from holding TrUEPrS for part of the year, have been classified as significant items.

•      INGA completion account profit

In the September half ANZ finalised the completion accounts on the sale of ANZ funds management and insurance businesses to INGA.  This sale occurred in 2002.  The final settlement of this transaction resulted in a $14 million after tax profit.

•      Incremental NBNZ integration costs

Expenditure on the integration of NBNZ includes both the reallocation of existing resources and incurring incremental costs. Incremental costs are those costs that will not recur once integration is complete, and thus do not form part of the core ongoing cost base.  During 2004 $14 million after tax of incremental integration costs were incurred.

Income and expenses

Net Interest

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v.Sep 03
			%			%

Net interest income ($M)(1)	2,745	2,509	9%	5,254	4,311	22%
Net interest average margin (%)	2.45	2.53	n/a	2.49	2.67	n/a
Average interest earning assets ($M)	225,220	199,086	13%	212,153	162,154	31%

(1).         Includes $2 million significant items in March 2004 half

•      2004 result

Net interest income at $5,254 million was 22% ($943 million) higher than the September 2003 year.  Excluding significant items and NBNZ, net interest increased 5% ($233 million) to $4,544 million.

Volume

Average net loans and advances grew by $44.8 billion (32%) overall with growth attributable to the acquisition of NBNZ ($26.4 billion), Personal Banking Australia ($14.4 billion or 22% with $13.0 billion in Mortgages), Corporate ($2.3 billion or 22%) and Institutional Australia ($1.8 billion or 10%).  Average net loans and advances reduced by $2.4 billion (20%) in overseas markets as a result of the strategy to reduce higher risk exposures ($1.1 billion) and the exchange rate impact of a stronger Australian dollar ($1.3 billion).

Average deposits and other borrowings grew $37.2 billion (31%), with growth from the NBNZ acquisition ($25.3 billion), Treasury ($3.4 billion) to fund asset growth, Personal Banking Australia ($3.4 billion or 10%), and Corporate ($1.7 billion or 13%).  Average deposits and other borrowings were flat in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $2.6 billion reduction resulting from exchange rate movements.

Margin

Net interest average margin contracted by 18 basis points for the full year:

•                  Changes in the composition of the portfolio negatively impacted the net interest margin by 6 basis points, with a higher proportion of mortgages (1 basis point), and changes in the funding mix, from substitution of wholesale funding for customer deposits, together with transfer from higher margin retail deposits to lower margin retail deposits such as cash management, term deposits and V2 plus (3.5 basis points) and a reduction in net  non-bearing interest items (1.5 basis points).

•                  Competitive pressures reduced margins by 3 basis points with this impact arising mainly in mortgages and institutional.

•                  Wholesale rate movements had a significant impact, reducing the net interest margin by 6 basis points.  Variable rate mortgages, funded by short term liabilities, cost 3 basis points as the yield curve steepened following the RBA’s move to a tightening bias, plus the relatively low level of term interest rates during 2004, as interest rates reached the bottom of the cycle, reduced mismatch earnings (3 basis points).

•                  Other items include increases in retail broker payments (-2 basis points), offset by increased earnings from foreign exchange revenue hedging (+2 basis points), higher levels of credit card balances becoming interest earning in the 2004 year (+1 basis point), falling levels of interest foregone (+1 basis point), together with impacts from the replacement of TrUEPrS (+2 basis points)

•                  Funding costs associated with unrealised trading gains increased as a result of the appreciation in the AUD. Whilst this 4 basis point decline is reflected in the net interest margin, it is directly offset by an equivalent gain in trading income.

•                  The acquisition of NBNZ resulted in a 3 basis point decline in the Group’s interest margin as a result of the partial funding of the transaction with term wholesale issuances.

	2004	2003	2002	2001	2000	1999	1998

Net interest average margin (%)	2.49	2.67	2.77	2.77	2.87	3.05	2.97

•      Comparison with March 2004 half

Net interest increased $236 million (9%).

Volume

Average net loans and advances grew by $22.8 billion (13%) overall with growth attributable to the acquisition of NBNZ ($12.3 billion), Personal Banking Australia ($6.8 billion with Mortgages contributing $5.9 billion), Corporate ($1.2 billion) and Institutional ($1.0 billion).  Average net loans and advances increased by $0.4 billion (4%) in overseas markets with this growth attributable to exchange rate movements.

Average deposits and other borrowings grew $18.6 billion (13%), with growth from NBNZ ($10.6 billion), Treasury ($3.0 billion) due to increases in time deposits and commercial paper, ANZ New Zealand ($1.5 billion) and Personal Banking ($1.7 billion).  Average deposits and other borrowings decreased $0.5 billion (2%) in overseas markets as a result of reductions in UK and Europe and Americas ($1.7 billion) offset by favourable exchange rate variances.

Margin

Net interest average margin contracted by 8 basis points:

•                  Higher proportions of more expensive wholesale and retail liabilities within the portfolio reduced the net interest margin (2 basis points).

•                  Wholesale rate impacts from the funding of variable rate mortgages were unchanged during the half to September 2004 due to a constant official cash rate and a relatively stable short end of the yield curve.

•                  Lower mismatch earnings, from a flatter yield curve and limited investment opportunities in the current interest rate environment, impacted margins (4 basis points).

•                  The acquisition of NBNZ resulted in a further 2 basis point decline in the Group’s interest margin.

Other Operating Income

	Half Year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Other operating income
Total fee income	1,260	1,161	9%	2,421	2,048	18%
Foreign exchange earnings	213	198	8%	411	348	18%
Profit on trading instruments	71	80	-11%	151	110	37%
Other	150	134	12%	284	302	-6%
Total other income excluding significant items	1,694	1,573	8%	3,267	2,808	16%
Significant items(1)	14	110	-87%	124	—	n/a
Total other income	1,708	1,683	1%	3,391	2,808	21%

(1).         Refer page 12

•      2004 result

Other operating income, at $3,391 million, was $583 million (21%) higher than the September 2003 year.  Excluding $124 million significant items (refer page 12 for details), other operating income increased $459 million (16%).

Other operating income excluding significant items and NBNZ increased 7% ($200 million).  The following explanations exclude NBNZ and significant items:

•                  Fee income increased $183 million (9%)

Lending fee income increased $18 million (2%):

•                  Corporate Banking Australia increased $15 million (8%) with $4 million higher loan approval fees with increased lending volumes arising from an increased investment in front line staff and $7 million additional commercial bill fees.

•                  Personal Banking Australia increased $9 million (5%) with Banking Products up $5 million (9%) driven by growth in “Breakfree” package fees (banking products package for home buyers and residential property investors) with stronger marketing of this offer in 2004.  There was also an increase in Cards and Merchant Services ($3 million) due to the popularity of the Premier Select product (packaged fee for mortgage and card products).

•                  Esanda and UDC increased $8 million (23%) due primarily to changes in the fee structure for business lending and higher new business writings.

•                  Institutional reduced $16 million (3%) due to a $17 million (25%) reduction in Corporate and Structured Financing reflecting our offshore risk reduction strategy but offset with increased non-lending fees ($21 million).

Non-lending fee income increased $165 million (15%):

•                  Personal Banking Australia increased $112 million (23%) due largely to the $38 million under-accrual of loyalty points on co-branded cards which reduced income in 2003, higher merchant revenue and improved business conditions generally.  In addition there was a $13 million increase in Banking Products, with growth in fees from core deposit transaction products, higher volume related non-ANZ ATM fees and Executor and Trustee management fees, $3 million increase in insurance commissions and $6 million increase from financial planners driven by an improving Funds Management industry outlook and changes to the pension rules.

•                  Institutional increased $39 million (14%) largely due to Corporate and Structured Financing increasing $21 million (39%) reflecting strong performance in the leasing business and a shift in revenue mix away from net interest and lending fee income with a reduction in balance sheet risk.  Trade and Transaction Services increased $16 million (9%) due to strong performance in structured commodity trade transactions and improved revenue from international payments.

•                  Esanda and UDC grew $9 million (27%) with an emphasis on generating revenue through the provision of value-added fleet management services.

The appreciation of the AUD over 2003 suppressed fee income growth by 2%.

•                  Foreign exchange earnings increased $16 million (4%)

•                  Earnings in Markets increased $12 million (5%) with increased commodity and structured product sales and a book structured to take advantage of the strengthening USD.

•                  Trade and Transaction Services increased $6 million (14%) reflecting improved foreign exchange spreads and volumes.

•                  A strengthening of the AUD against the NZD and USD since 2003 suppressed foreign exchange earnings growth by $12 million (3%).

•                  Profit on trading instruments increased $31 million (28%)

•                  Markets increased $46 million (38%) where a lower proportion of revenue was booked as interest due to funding of cash flows.  Total income in Markets was up $11 million (5%) despite difficult market conditions with reduced corporate hedging activity and tightening credit spreads.

•                  Treasury increased $5 million with 2003 impacted by the downward revaluation of the liquidity portfolio (trading securities and allocated hedges).

•                  Income on the hedge of capital investment earnings in INGA reduced $10 million, reflecting stronger equity markets in 2004.

•                  Corporate and Structured Financing decreased $5 million as profit on sale of available for sale securities in 2003 was not repeated.

•                  Other operating income decreased $30 million (10%)

•      A reduction in swap income on the TrUEPrS transaction that contributed $71 million in 2003.  This reduction has suppressed growth in profit after tax by 2% with the offset being lower preference share coupons.

•      Equity accounted income increased $39 million.  ANZ’s share of the joint venture profit from INGA increased by $42 million (76%) driven by stronger investment markets with the first half of 2003 impacted by global uncertainty.

•      Mortgages contributed an additional $12 million (37%) with an increase in Lenders Mortgage Insurance (LMI) sales driven by strong lending volume growth and the favourable impact of a change in recognition of LMI insurance revenues in March 2004.

•      In the Group Centre the release of ING warranty provisions was largely offset by a provision for loss on sale of the Martin Place property.

•                  Institutional Banking reduced with a $27 million profit before tax on the sale of development properties in 2003.

•      Comparison with March 2004 half

Other operating income increased $25 million (1%), or $121 million (8%) after excluding significant items (refer page 12).

Excluding significant items and NBNZ (which together reduced other income by a net $47 million) other operating income increased $74 million (5%) as a result of the following factors:

•                  Fee income increased $58 million (5%)

Lending fee income was flat:

•                  Institutional reduced $8 million (3%) with Corporate and Structured Financing reducing $8 million.

•                  There were offsetting increases of $5 million in Corporate and $2 million in both New Zealand and Esanda.

Non-lending fee income increased $58 million (9%):

•                  Personal Banking Australia increased $28 million (10%) with Cards and Merchant Services up $12 million (6%) driven by a 4% growth in card outstandings, a decreased proportion of “transactor” volumes and increased Merchant activity.  Personal Distribution increased $8 million (20%) and Banking Products $5 million (9%) due to higher insurance product sales and increased deposit volumes reflecting the success of the flat fee account and higher volumes of non-ANZ ATM fees.

•                  Institutional increased $18 million (12%) with Corporate and Structured Financing up $9 million (28%) reflecting strong performance in the leasing business and Trade and Transaction Services up $6 million (6%) with increased trade flows through Asia and increased international payments.

•                  Foreign exchange earnings increased $14 million (8%).  Markets increased $10 million (7%) with increased customer activity and a book structured to take advantage of the strengthening USD, partly offset by reduced profit on trading securities (refer below).  Total revenue in Markets increased $3 million (1%).  Trade and Transaction Services increased $4 million (20%) reflecting improved foreign exchange spreads.

•                  Profit on trading instruments decreased $14 million (18%), impacted by reduced corporate demand for interest rate products and tightening credit spreads.

•                  Other operating income increased $15 million (12%):

•                  The release of ING warranty provisions in the Group Centre was largely offset by a provision for loss on sale of the Martin Place Property.

•                  Equity accounted income increased $11 million (16%) with increased profit from INGA ($17 million) and $2 million higher equity accounted income in Corporate and Structured Financing offset by lower equity accounted profits from PT Panin Bank ($7 million) due to the one off withholding tax credit in the March half of $11 million.

•                  Mortgage insurance premiums reduced largely as a result of the change in recognition of LMI insurance revenues which increased income in the March 2004 half by $6 million.

•                  Institutional Banking increased $6 million due to the release of income from the sale of development properties relating to the 2003 year previously held back to cover outstanding issues which were recognised in tax expense.

•                  A weakening of the AUD against the NZD and USD over the half contributed an additional $8 million (1%) to total other income.

Expenses

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Operating expenses
Personnel expenses	1,110	1,012	10%	2,122	1,750	21%
Premises expenses	186	167	11%	353	295	20%
Computer expenses	278	274	1%	552	465	19%
Goodwill amortisation	83	63	32%	146	18	large
Other expenses	417	355	17%	772	640	21%
Restructuring costs	29	31	-6%	60	60	0%
NBNZ incremental integration costs	21	—	n/a	21	—	n/a
Total operating expenses	2,124	1,902	12%	4,026	3,228	25%
Total employees	28,755	27,971	3%	28,755	23,137	24%

•      2004 result

Operating expenses increased $798 million (25%) with a $572 million increase (including $128 million goodwill amortisation) largely as a result of the NBNZ acquisition and $21 million NBNZ incremental integration costs.  Excluding these factors operating costs increased $205 million (6%) driven by:

•                  Personnel expenses increased $110 million (6%) as a result of annual salary increases together with an increase in staff of 775 (3%) mainly in the following business units:

•                  New Zealand Businesses staff increased by 205 (7%) largely in New Zealand Banking with increased front line staff to cope with increased business volumes and improving service standards.

•                  Institutional staff increased by 131 (5%) with further investment in Foreign Exchange capability in London and Asia, together with an increased Capital Markets and Trade Finance presence in Asia.

•                  Personal Banking Australia increased by 138 (2%) with an increased number of financial planners in Personal Distribution, front line staff in Rural Banking, and operations staff in Mortgages to service continued high levels of customer activity offset by a reduction in Cards and Merchant Services following the wind down of temporary staff in the customer service team to handle a higher level of calls associated with the RBA interchange reform project has reduced.

•                  Group Centre up 155 (4%) with Central Functions staff numbers increasing by 96 driven principally by the escalating focus on compliance and an additional 54 staff in Operations, Technology and Shared Services largely due to technology resources and project related activity.

•                  Premises costs increased $17 million (6%):

•                  Personal Banking Australia increased $10 million (6%) with an increased investment in the branch network including 3 new branches, 9 branch relocations and associated refurbishments and 37 completed branch refurbishments.

•                  Operations, Technology and Shared Services increased $6 million (17%) reflecting the impact of a change in the method of accounting for rental costs in 2003.

•                  Computer costs increased $44 million (9%):

•                  Personal Banking Australia increased $37 million (23%) largely due to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology.

•                  Operations, Technology and Shared Services increased $5 million (3%) as a result of lower capitalisation of project work.

•                  Other expenses increased by $36 million (6%):

•                  Marketing expenses increased $14 million (15%) mainly in Personal Banking Australia due to expenditure on campaigns including the “ANZ Now”, “ANZ Bank of the Year” and the low rate MasterCard campaigns.

•                  Travel costs increased $10 million across business units.

•                  Insurance costs increased $10 million as a result of a market wide increase in insurance premiums and the renewal of ANZ’s long term insurance contract.

•                  Restructuring expenses were flat.  The main components were the write-off of capitalised software on the Next Generation Switching project following the decision to consolidate the ATM and EFTPOS networks for ANZ and NBNZ on the Tandem platform and the write-down of hardware and software developed to significantly increase the functionality of ATM’s.

•                  The appreciation of the AUD suppressed cost growth by $39 million (1%).

•      Comparison with March 2004 half

Operating expenses increased $222 million (12%) primarily due to the additional costs and goodwill amortisation of $128 million from NBNZ for the full six months compared to the four month impact in the first half and $21 million NBNZ incremental integration costs booked in the second half (these are treated as significant items).

Excluding NBNZ and significant items operating expenses increased $73 million (4%) with:

•                  Personnel costs up $35 million (4%) reflecting an approximately 4% increase in most salaries in July 2004 and a 720 (3%) increase in staff numbers mainly in the following business units:

•                  Personal Banking Australia increased 232 (3%) with an increased number of financial planners in Personal Distribution, front line staff in Rural Banking, and operations staff in Mortgages to service continued high levels of customer activity.

•                  New Zealand Businesses staff increased by 140 (5%) largely in New Zealand Banking with increased front line staff to cope with increased business volumes and raise service standards.

•                  Group Centre up 133 (3%) with an additional 82 (2%) staff in Operations, Technology and Shared Services, largely due to technology resources and project related activity.  Central Functions staff numbers increased by 51 (9%) driven by the escalating focus on compliance.

•                  Premises costs increased $9 million (6%) as a result of higher repairs and maintenance costs and increased security costs and our branch expansion and refurbishment program.

•                  Computer costs reduced $2 million (1%) as a result of lower repairs, data communication costs and software purchases offset by increases in depreciation and computer contractors.

•                  Other expenses were $38 million (12%) higher mainly due to a higher advertising spend ($12 million) on marketing campaigns including the “ANZ Now” and “ANZ Bank of the Year” campaigns, increased travel ($5 million) and increased use of consultants on compliance activities including Sarbanes Oxley, GST and APRA compliance.

•                  The depreciation of the AUD against the USD and NZD over the half increased overseas cost growth by $19 million.

Income Tax Expense

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Total income tax expense on profit	590	578	2%	1,168	926	26%
Effective tax rate	29.4%	29.2%	1%	29.3%	28.3%	4%

•      2004 result

The Group’s income tax expense increased by $242 million to $1,168 million resulting in an effective tax rate of 29.3%, an increase of 1.0% from 30 September 2003.  The increase in the effective tax rate was largely due to an increase in goodwill amortisation expense, which is non-deductible, and a higher overseas tax rate differential due to higher earnings in New Zealand, where the statutory tax rate is 33%, partly offset by an increase in non assessable equity accounted income.

•      Comparison with March 2004 half

The Group’s effective tax rate for the half year ending 30 September 2004 increased 0.2% from March 2004.  The increase was due to a $20 million increase in goodwill amortisation expense, which is non-deductible, whilst the March half included a $4 million tax benefit from the issue of shares under the employee share scheme.  These transactions were partially offset by a $6 million tax benefit, booked in the September half, which arose from the repayment of foreign currency loans upon the exercise of options in PT Panin Bank.

Earnings per share

EPS excluding goodwill and significant items for the Group (“Cash EPS”) increased to 161.1 cents, up 10.1% or 14.8 cents on the September 2003 year.  EPS excluding goodwill and significant items for the September 2004 half at 82.1 cents increased 3.2 cents (4%) on the March 2004 half.  Prior period EPS measures have been recalculated for the rights issue in November 2003 (refer below).

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Earnings per share
Basic	76.4	76.8	-1%	153.1	142.4	8%
Cash (excluding goodwill and significant items)	82.1	78.9	4%	161.1	146.3	10%

Growth in Cash EPS was affected by:

•                  Increased earnings in the existing ANZ businesses increasing EPS by 14.3 cents.

•                  Impact of NBNZ purchase, and its capital funding structure resulted in an accretion in EPS by 2.3 cents

•                  The issuance of shares under the dividend reinvestment and bonus option plans and employee share option schemes reducing EPS by 1.8 cents.

The EPS figures in the above table are different to those published at September 2003, having been adjusted for the bonus element of the two for eleven rights issue.  AASB 1027 “Earnings per Share” requires restatement of prior period Basic EPS and Diluted EPS for the bonus element included in the rights issue.  In a rights issue, if the exercise price is less than the market price of the shares, the rights issue includes a bonus element. EPS for all reporting periods have been adjusted by the following factor:

Theoretical ex-rights value per share
Market price per share immediately prior to exercise of rights

The theoretical ex-rights value per share is:

Aggregate market price per share immediately prior to exercise of rights + proceeds from exercise of rights
Number of shares outstanding after exercise of rights

Calculation of discount factors is as follows:

•      The last date existing shares traded cum rights prior to rights issue: 28 October 2003

•      The date rights shares allotted: 28 November 2003

•      Eleven existing shares received two rights share

		Calculation
Market price (ex dividend) on 28 October 2003	$17.63
Theoretical ex rights price	$16.92	($17.63 x 5.5 + $13.00) / 6.5
Discount factor for prior years	0.9597	$16.92 / $17.63
Discount factor for current year	0.9933	1
		(1 / 0.9597) (59 / 366) + (307 / 366)

Dilution effect of US stapled Trust Security Issue

The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date.  The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.

AASB 1027 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS.  The inclusion of this issue in EPS increased the diluted number of shares by 64.5 million and reduced diluted EPS by 3 cents.

EVA Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the year ended 30 September 2004 at $1,750 million was up from $1,572 million in the prior year.  EVATM for the September half was $880 million, up from $870 million in the first half.

	Half Year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
EVATM
Net profit after tax	1,419	1,396	2%	2,815	2,348	20%
Goodwill amortisation - NBNZ	75	54	39%	129	—	n/a
Goodwill amortisation (excluding NBNZ)(1)	29	31	-6%	60	62	large
Significant items(2)	—	(84)	-100%	(84)	—	n/a
Imputation credits	271	269	1%	540	464	16%
Risk adjusted profit	1,794	1,666	8%	3,460	2,874	22%
Cost of ordinary capital	(881)	(767)	15%	(1,648)	(1,200)	43%
Cost of preference share capital	(33)	(29)	14%	(62)	(102)	-39%
EVATM	880	870	1%	1,750	1,572	11%

(1).     Includes notional amortisation on INGA

(2).     Refer page 12

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for significant items, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

At ANZ, EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised, by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

Dividends

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Dividend per ordinary share (cents)
Interim (fully franked)	n/a	47	n/a	47	44	7%
Final (fully franked)	54	n/a	n/a	54	51	6%

Ordinary share dividend payout ratio (%)	71.0%	63.8%	11%	67.5%	64.2%	5%
Cash earnings dividend payout ratio (%)	66.0%	62.1%	6%	64.1%	62.5%	3%

The Directors propose that a final dividend of 54 cents be paid on each ordinary share.  The dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan. Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 12 November 2004.  The final dividend will be payable on 17 December 2004.  Dividends payable to shareholders resident in the United Kingdom and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on the record date for value on the payment date.

The proposed fully franked final dividend of 54 cents is up 6% from 51 cents in 2003, however, after adjusting for the bonus element of the rights issue, this represents a 10% increase.  The Annual dividends of $1.01 are up 6% from 2003, or 11% after adjusting for the bonus element of the rights issue.

The dividend payout ratio for the September 2004 half increased to 71.0% from 63.8% in the March 2004 half, with the annual payout ratio increasing to 67.5% in 2004 compared to 64.2% in 2003.

Proposed amendments to New Zealand thin capitalisation rules from July 2005 will require some internal debt funding to that country being replaced with equity funding.  This will have a marginal adverse impact on the Group’s franking capacity.  In addition, the change in the geographic mix of the Group’s earnings following the acquisition of the National Bank of New Zealand Group further limits the Group’s franking capacity.  However, the Group expects timing differences will generate future franking credits and therefore it will be able to maintain full franking for the foreseeable future.

Credit Risk

Economic loss provisions (ELP)

The Group economic loss provision charge (ELP) was $632 million, an increase of $18 million (3%).  ELP excluding NBNZ reduced $44 million (7%) to $570 million due largely to a lower Group Centre charge for unexpected offshore losses.  The ELP charge to operating segments (excluding NBNZ) increased $16 million (3%) with volume growth partly offset by lower risk.

The ELP rate decreased 8 basis points over the year in line with the Group’s improving risk profile.  This is a result of sound growth in low risk domestic assets (principally mortgages), the acquisition of the low risk NBNZ franchise, the continued de-risking of offshore and high-risk assets, and a lower Group Centre charge reflecting lower unexpected offshore losses.

	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03
	$M	$M	$M	$M
ELP rates by segment(1)
Personal Banking Australia	0.21%	0.22%	0.21%	0.24%
Institutional	0.35%	0.41%	0.38%	0.38%
New Zealand Business	0.22%	0.26%	0.24%	0.27%
Corporate Australia	0.34%	0.32%	0.33%	0.37%
Esanda and UDC	0.51%	0.52%	0.51%	0.51%
Asia Pacific	1.68%	1.58%	1.64%	1.43%
Operating segments total	0.28%	0.31%	0.29%	0.33%
Group Centre	0.02%	0.02%	0.02%	0.06%
Total	0.30%	0.33%	0.31%	0.39%
ELP charge ($ million)	319	313	632	614

(1).         ELP rate = Annualised economic loss provisioning divided by average net lending assets.

Net specific provisions

Net specific provisions (NSP) were $443 million, down $84 million from the year to September 2003.  The reduction in losses is principally in the international operations of Institutional, which fell $121 million over the year.  NSP in the Australian and NZ portfolios increased over the year by 11% and 56% respectively.  The increase in Australia is primarily due to Reach ($87 million), whilst in NZ the acquisition of NBNZ added an additional $14 million over the year.  As a percentage of average net lending assets, NSP reduced to 22 basis points, down from 34 basis points in September 2003.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net specific provisions
Personal Banking Australia	66	72	-8%	138	131	5%
Institutional	109	62	76%	171	217	-21%
New Zealand Business	19	11	73%	30	20	50%
Corporate Australia	23	20	15%	43	63	-32%
Esanda and UDC	23	24	-4%	47	72	-35%
Asia Pacific	7	7	0%	14	1	large
Operating segments total	247	196	26%	443	504	-12%
Group Centre	—	—	n/a	—	23	-100%
Total net specific provisions	247	196	26%	443	527	-16%

General provision balance

The general provision balance at 30 September 2004 was $1,992 million (1.01% of risk weighted assets) an increase of $458 million from $1,534 million (1.01% of risk weighted assets) at 30 September 2003.  NBNZ contributed $282 million of the increase and has a ratio of general provision to risk weighted assets of 0.98%.  Excluding NBNZ the general provision balance increased $176 million.  This represents a surplus of $532 million over the APRA minimum guideline.

Gross non-accrual loans

Gross non-accrual loans decreased to $829 million, down from $1,007 million as at September 2003 (notwithstanding the inclusion of $81 million of NBNZ non-accruals).  The overall reduction in non-accruals was primarily the result of realisations, upgrades and write-off’s of a number of large outstanding balances in the Institutional portfolios.

The default rate (new non accruals/average gross lending assets) has decreased since September 2003 by 10 basis points, from 63 basis points to 53 basis points in the year to September 2004.  The principal sources of new  non-accrual loans in 2004 were four “legacy” customers in the power and telecommunication sectors, two in Australia and two in the USA, and two resource customers one in the Australia and one in the UK.

The Group has a specific provision coverage ratio of 46%.

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Gross non-accrual loans
Personal Banking Australia	40	43	50	-7%	-20%
Institutional	478	571	670	-16%	-29%
New Zealand Business	87	84	14	4%	large
Corporate Australia	112	94	148	19%	-24%
Esanda and UDC	73	93	74	-22%	-1%
Asia Pacific	39	44	41	-11%	-5%
Operating segments total	829	929	997	-11%	-17%
Group Centre	—	2	10	-100%	-100%
Total gross non-accrual loans	829	931	1,007	-11%	-18%

Net non-accrual loans

Net non-accruals are $451 million (September 2003: $525 million) representing 2.5% of shareholders’ equity as at September 2004.

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Net non-accrual loans
Personal Banking Australia	17	14	23	21%	-26%
Institutional	299	360	352	-17%	-15%
New Zealand Business	30	25	8	20%	large
Corporate Australia	51	42	77	21%	-34%
Esanda and UDC	37	59	49	-37%	-24%
Asia Pacific	17	17	17	0%	0%
Operating segments total	451	517	526	-13%	-14%
Group Centre	—	—	(1)	n/a	-100%
Total net non-accrual loans	451	517	525	-13%	-14%
Specific provision coverage	46%	44%	48%	5%	-4%

Market Risk

Below are aggregate VaR exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Ave for period Sep 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.5	2.0	0.3	0.7	1.4	2.0	0.3	0.8
Interest rate	1.5	2.1	0.6	1.1	1.1	2.1	0.5	1.0
Diversification benefit	(0.7)	(1.6)	(0.1)	(0.4)	(0.8)	(1.5)	(0.1)	(0.5)
Total VaR	1.3	2.5	0.8	1.4	1.7	2.6	0.7	1.3

99% confidence level 1 day holding period

	As at Sep 04	High for period Sep 04	Low for period Sep 04	Ave for period Sep 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	0.9	2.8	0.4	1.0	1.6	3.2	0.5	1.3
Interest rate	1.8	2.8	0.8	1.5	1.4	3.0	0.9	1.7
Diversification benefit	(0.9)	(2.2)	(0.2)	(0.6)	(0.8)	(2.6)	(0.4)	(0.9)
Total VaR	1.8	3.4	1.0	1.9	2.2	3.6	1.0	2.1

The table below shows all outstanding revenue hedges, interest income earned and fair value of these hedges.

Revenue related hedges

	30 September 2004			30 September 2003
	Notional Principal Amount	Amount taken to Income	Unrealised Gains/(Losses)	Notional Principal Amount	Amount taken to Income	Unrealised Gains/(Losses)
	$M	$M	$M	$M	$M	$M
USD & GBP Revenue Hedges	36	31	14	151	12	37
NZD Revenue Hedges	3,450	14	(58)	1,126	8	53
Total	3,486	45	(44)	1,277	20	90

The Group uses a variety of derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements.  As at 30 September 2004 ANZ had $3.5 billion (Sep 2003: $1.3 billion) NZD and USD contracts in place.  This amount is hedging approximately $1.1 billion of NZD revenue in each of the 2005, 2006 and 2007 years.

During the year the AUD strengthened against the NZD, USD and GBP, which together constitute the majority of offshore earnings.  This appreciation resulted in a reduction of 2% ($50 million) in the Group’s profit after tax.  Earnings from revenue hedges increased $25 million over 2004 to $45 million to partly offset this reduction.  Hedge revenue is booked in the Group Centre as interest income.

Statement of Financial Position

Total assets increased by $63.8 billion since 30 September 2003, with National Bank of New Zealand contributing $47.1 billion.  Exchange rate movements accounted for a net increase of $1.3 billion consisting of an increase of $1.8 billion in New Zealand and a reduction of $0.5 billion in overseas markets.

The explanations in the table below describe movements in the major asset classes.

Liquid assets ò 3% Excl NBNZ & Exchange Rates 14%

Liquid assets reduced by $0.2 billion (3%) to $6.4 billion at 30 September 2004. Excluding NBNZ ($0.6 billion) and the impact of exchange rate movements ($0.1 billion) liquid assets decreased by $0.9 billion (14%) due largely to a reduction in liquidity levels in New Zealand where the 2003 balance had been built up in expectation of the purchase of NBNZ and also included holdings of NBNZ certificates of deposit, which have been eliminated on consolidation following the acquisition.

Due from other financial institutions ñ 97% Excl NBNZ & Exchange Rates 25%

Due from other financial institutions increased by $2.4 billion to $4.8 billion at September 2004. The increase was driven by an additional $1.8 billion resulting from the acquisition of NBNZ and the investment of surplus liquidity in the interbank market in New Zealand and Asia. This was partly offset by customer driven reductions in vostro balances in Australia. The appreciation of the AUD resulted in a 2% reduction in Due from other financial institutions.

Trading securities ñ 30% Excl NBNZ & Exchange Rates 19%	Trading security volumes increased $1.3 billion (30%) to $5.5 billion at September 2004.Excluding NBNZ ($0.4 billion) and exchange rate movements trading securities increased by $0.8 billion due to:
• Treasury increasing the minimum level of assets held in the liquidity portfolio following the acquisition of NBNZ ($0.3 billion)
• An increase in the volume of securities held for trading purposes in Institutional Financial Services ($0.7 billion)

Investment securities ñ 64% Excl NBNZ & Exchange Rates ñ 56%

Investment security volumes increased $3.0 billion to $7.7 billion at September 2004. Excluding NBNZ ($0.3 billion) and exchange rate movements investment securities increased by $2.7 billion (56%) due largely to Treasury increasing liquidity levels following the acquisition of NBNZ leading to higher volumes in Australia ($2.0 billion), New Zealand ($0.2 billion) and Overseas ($0.5 billion).

Net loans and advances ñ 37% Excl NBNZ & Exchange Rates ñ 13%

Net loans and advances increased 37% ($55.5 billion) since September 2003. Excluding the acquisition of NBNZ, growth was 14% ($21.3 billion).

Growth in Australia of 16% ($19.0 billion) was largely the result of increases in the following businesses:

•     Personal Banking Australia ($13.6 billion or 18%), predominantly in Mortgages ($12.0 billion) as a result of growth in housing and equity loans, Rural Banking ($0.9 billion) and Banking Products ($0.3 billion) with growth in margin lending.
During the second half of 2004, the Group issued $1.5 billion of notes backed by mortgage loans. Including the value of the securitised loans as at 30 September 2004, growth in Personal Banking was $14.9 billion.

•      Corporate ($2.5 billion or 23%) mainly in Business Banking ($1.8 billion) from increased activity with existing customers and new customer acquisition through a very competitive customer service proposition and footprint growth.

• Institutional ($2.1 billion) largely in Institutional Banking.
• Esanda ($0.9 billion) with strong growth in equipment financing.

Excluding NBNZ, New Zealand increased by $2.7 billion largely in Mortgages ($0.8 billion), ANZ New Zealand Banking ($0.5 billion) and the impact of a stronger New Zealand dollar ($1.4 billion).

Overseas Markets declined by $0.4 billion largely due to reduction in exposures of the US and UK markets (-$0.3 billion) and exchange rate movements (-$0.2 billion).

Customers liability for acceptance ò 5%

Customers liability for acceptance reduced $0.7 billion to $12.5 billion at 30 September 2004 with growth in Corporate ($0.5 billion) being offset by a $1.1 billion increase in bills held in the trading portfolio (which are reported as trading securities).

Other Assets ò 10% Excl NBNZ & Exchange Rates 25%

Other assets decreased $1.1 billion (10%) to $9.2 billion as at September 2004. Excluding $1.5 billion in NBNZ other assets decreased by $2.5 billion (25%) due largely to a reduction in the gross revaluation gains on derivative instruments assisted by increased use of collateral arrangements.

Total Group liabilities increased by $59.6 billion (33%) from September 2003 with NBNZ contributing $34.0 billion of this growth.  Exchange rate movement accounted for a net increase of $0.7 billion consisting of a $1.5 billion increase in New Zealand and a $0.8 billion reduction in overseas markets.

The explanations in the table below describe movements in the major asset classes.

Due to other financial institutions ñ 14% Excl NBNZ & Exchange Rates ò 4%

Due to other financial institutions increased $0.9 billion (14%) to $7.3 billion at September 2004. An increase of $1.2 billion resulting from the acquisition of NBNZ and increased interbank funding in Asia, largely due to changes to thin capitalisation rules in Korea, were offset by reduced call funding in ANZ New Zealand.

The exchange rate impact was negligible.

Deposits and other borrowings ñ 35% Excl NBNZ & Exchange Rates ñ 12%

Deposits and other borrowings increased $44.1 billion (35%) to $168.6 billion, at September 2004 including $28 billion resulting from the acquisition of the NBNZ. Exchange rate movements contributed $0.5 billion to the increase with an increase of $1.2 billion due the strengthening of the NZD partly offset by appreciation of the AUD against other currencies.

Excluding NBNZ and exchange rate movements deposits and other borrowings increased by $15.2 billion (12%) due to:

•      Treasury funding increasing $5.4 billion with higher certificates of deposit ($6.7 billion) offset by lower commercial paper issuance ($1.3 billion) to meet the Group’s increased short term funding requirements

Institutional volumes increasing $2.0 billion with an increase in Trade related deposits and higher cash management account volumes with the acquisition of a number of new large customer accounts during 2004

•      Personal Banking Australia volumes increasing $4.0 billion. Term deposit volumes increased $1.4 billion with increased marketing and competitive pricing. Other interest bearing deposit volumes increased $1.7 billion reflecting strong growth in the V2 Plus, Access, Mortgage offset, E*Trade and business transaction products account products

• Corporate increasing $1.4 billion with increased interest rates and competitive pricing on term deposits.

• Esanda and UDC volumes increasing $1.4 billion with increased commercial paper ($0.9 billion) and debentures ($0.5 billion) to fund asset growth and reduce the reliance on internal funding.

Payables and other liabilities ñ 4% Excl NBNZ & Exchange Rates ò 10%

Payables and other liabilities increased $0.6 billion (4%) to $14.2 billion as at September 2004. Excluding $1.9 billion in NBNZ and a 1% increase from exchange rate movements, payables and other liabilities decreased by $1.4 billion (10%) with a reduction in the revaluation of derivative instruments ($3.0 billion) partly offset by growth in securities lending cash collateral ($1.5 billion)

Bonds and Notes ñ 67% Excl NBNZ & Exchange Rates ò 55%

Bonds and notes increased $11 billion (67%) to $27.6 billion, at September 2004. Excluding the $2.1 billion in NBNZ, bonds and notes increased by $9.1 billion (55%) in response to increased funding requirements.

Loan Capital ñ 51% Excl NBNZ & Exchange Rates ñ 45%	Loan capital increased $2.8 billion (51%) to $8.5 billion, at September 2004 including $0.3 billion in NBNZ. The main drivers for the increase were:

• The US$1.1 billion stapled securities issued in November 2003 to support the capital and funding base of the Group following the decision to acquire NBNZ. The issue was made in two tranches:
• USD750 million tranche with a coupon of 5.36%
• USD350 million tranche with a coupon of 4.484%

If the Trust Securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum.

The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the securities are reported as debt under Australian International and US Accounting Standards, with the coupon payments classified as interest expense

• New issues of $1.2 billion to meet funding and capital adequacy requirements

Capital Management

The Group’s capital ratios declined during the year principally due to the acquisition of NBNZ and the buy back of the TrUEPrS hybrid. Adjusted Common Equity (ACE) reduced from 5.7% to 5.1%, Tier 1 from 7.7% to 6.9% and Total Capital from 11.1% to 10.4%

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
				%	%

Tier 1	6.9%	7.0%	7.7%	-1%	-10%
Tier 2	4.0%	3.7%	4.0%	8%	0%
Deductions	(0.5)%	(0.5)%	(0.6)%	0%	-17%
Total	10.4%	10.2%	11.1%	2%	-6%
ACE	5.1%	5.2%	5.7%	-2%	-11%
RWA $m	196,664	186,157	152,164	6%	29%

ACE Ratio

The ACE ratio remains the Group’s principal capital benchmark.  During the year the following significant events affected the ACE ratio:

•                       NBNZ acquisition resulted in a reduction of 58 basis points due to the net of:

•                       Rights Issue of ordinary equity in November 2003, which raised $3,562 million (net of issue costs).

•                       Goodwill deductions increasing by $3.1 billion

•                       Risk weighted assets increasing by $28 billion

•                       Capitalised Expenses – From 1 July 2004 APRA required the deduction of capitalised costs from Tier 1, and consequently from ACE.  Capitalised costs include loan origination fees, commissions paid to originators and brokers, securitisation establishment costs, and costs associated with debt and capital raisings.  At 30 September 2004 the Group’s deduction was $0.5 billion.

The APRA changes requiring the deduction of capitalised expenses from Tier 1 have reduced our capital ratios by 23 basis points, however, there has been no change to the substance of the Group’s financial position.  As a result, and after consultation with the rating agencies, the target ACE range has been reduced by 25 basis points to a range of 4.5%-5.0%.  This reduction was in addition to a lowering of the target range by 25 basis points in December 2003 in recognition of the Group’s reduced risk profile following the acquisition of NBNZ.

At 5.1%, the ratio is above the Group’s target range and provides capacity to pursue capital management initiatives in the next half, including a share buyback of at least $350 million, whilst providing a buffer against potential adverse impacts on the Group’s capital base arising out of the implementation of International Accounting Standards on 1 October 2005. This buyback is conditional upon APRA approval of this and an offshore hybrid equity raising.

The Group generated 68 basis points of capital from earnings (net of dividend payments) and share issues to employees and shareholders through established share issue plans (19 basis points).  This capital growth supported risk weighted asset growth of 11% excluding the initial risk weighted assets of NBNZ and increases in capital deployed in the Group’s Funds Management, Securitisation and Insurance businesses.

Hybrid Capital

The Group raises hybrid capital to supplement the Group’s ACE capital base to ensure that the Group complies with APRA’s prudential capital requirements.

In addition to the items noted above, the Group’s Tier 1 capital ratio was affected by the following hybrid capital issues during the year:

•                       On 27 November 2003 ANZ raised USD1.1 billion via the issue of 1.1 million stapled securities comprising an interest paying note issued by a wholly owned subsidiary of ANZ and a preference share on which dividends will not be paid whilst it is stapled to a note.  The notes are due on 15 December 2053 at which date the issue will mandatorily convert to ordinary shares unless redeemed or bought back prior to that date.  The hybrid loan capital is classified as debt on ANZ’s balance sheet under Australian and US GAAP with distributions on the stapled securities classified as interest expense.

•                       On 12 December 2003, the Group bought back its TrUEPrS preference shares that were issued for USD775 million in 1998.  Income, expenses and dividends relating to the TrUEPrS transaction including $77 million profit after tax from the close out of interest rate swaps have been recorded as significant items.

Major Acquisitions

National Bank of New Zealand

Price(1)	Actual	Prospectus
Price paid AUD million(2)	5,112	4,940
Less NTA purchased	2,037	1,790
Add Net fair value adjustments	191	133

Goodwill	3,266	3,283

(1).                  Price converted to AUD at 30 September 2004 exchange rates; subject to finalisation of completion accounts

(2).                  Includes acquisition costs and the impact of the NZD/AUD exchange rate moving to 1.0700

Since the half year, there has been a $68 million refund received on the price paid to Lloyds.  However, due to strengthening of the New Zealand Dollar, the values for purchase price, and NTA when translated into Australian dollars have increased from the amounts disclosed in the half year results release.  The purchase price at the original exchange rates on date of acquisition was $4,842 million.  With the strengthening of the New Zealand dollar, the purchase price at the 30 September 2004 exchange rate increased by $270 million to $5,112 million.

Integration

Integration of the two New Zealand registered banks has successfully progressed through a number of key milestones.  The most important of these was completion of legal amalgamation on 26 June 2004.  This involved an extensive logistical exercise and a widespread internal and external communication program.  On 28 June 2004, the amalgamated registered bank in New Zealand changed its name from ANZ Banking Group (New Zealand) Limited to ANZ National Bank Limited (‘ANZ National’).

Amalgamation provided the essential platform to initiate the achievement of the overall integration objectives.  To date, the integration program has delivered the following major successes:

•                       The completion of merged organisation structures for all the business segments

•                       Alignment of People Capital policy and processes

•                       Implementation of the Rural Integration Plan

•                       Integration programs completed for most central support areas

•                       The merging of Institutional Markets operations, including the restructuring of dealing rooms

Integration costs incurred to 30 September 2004 totalled NZD49 million.  Of this, NZD24 million is incremental to the Group, with the remainder being non-incremental as they relate to existing resources that will continue after completion of the integration.  There have also been initial cost synergies and revenue benefits from the amalgamation and integration activities completed to date.  As expected, there has been minimal loss of revenue and customer growth, with these losses primarily caused by lending and transaction concentration in the merged Institutional and Markets businesses.

Over the last six months, there has been a continuation of effort to finalise plans for an integrated technology systems solutions for the combined entity.  As a result of this work, a revised retail systems strategy has been defined which will support the separate New Zealand Retail businesses over the longer term.  The two-brand retail strategy will be supported by the two existing technology systems and by retaining separate Retail Banking head offices for ANZ (Auckland) and National Bank (Wellington).  The establishment of the two retail banking teams emphasises our commitment to each brand particularly in respect of customer retention and the development of each franchise.  The retention of the two existing technology systems for each respective brand whilst reducing potential cost synergies, removes technology risk from the success of the retail strategy, lowers integration cost as well as reducing risk for the overall process of integration.

As part of the Reserve Bank of New Zealand (‘RBNZ’) approval for amalgamation, additional requirements for the location and ownership of key technology systems were imposed.  These additional requirements increase integration costs (NZD31 million) and result in additional operating costs (NZD12 million) which have not been included in previously reported integration financials.

The combined impact of the above is a reduction in the overall cost of integration by NZD45 million to NZD220 million.  These costs relate primarily to property co-location, restructuring and non-retail systems integration, with the majority of integration cost investment expected to occur in 2005.  By 2007, the integration cost synergies are forecast to be NZD75 million and revenue synergies are forecast to be NZD47 million, excluding the RBNZ impact described above.  Customer attrition of NZD34 million has been estimated, mainly in the Institutional and Capital Markets businesses.

Comparison with October 2003 Pro-forma result

	NBNZ(1) 10 months	NBNZ Proforma(2)	Movt Sep 04 v. Proforma
	NZ$M	NZ$M	%
Net interest income	885	841	5%
Other operating income	291	290	0%
Operating income	1,176	1,131	4%
Operating expenses	(498)	(487)	2%
Profit before debt provision	678	644	5%
Provision for doubtful debts	(70)	(74)	—5%
Profit before income tax	608	570	7%
Income tax expense & Outside equity interest	(186)	(163)	14%
Net profit	422	407	4%

(1).         NBNZ result for ten months to 30 September 2004

(2).         Proforma results for the year to 30 June 2003 as published in the Renounceable Rights issue prospectus: converted from AUD to NZD at 1.1139 representing the average exchange rate for the year ended 30 September 2003 and converted to ten month equivalent result.  Excludes goodwill amortisation.

Profit after tax for the 10 months to 30 September 2004 was 4% higher than the pro-forma results published in the rights issue prospectus.  Several one-off items impact the comparison of the NBNZ business after acquisition with results of that business in the year prior to acquisition.  These one-off items include:

•             Two significant one-off structured finance transactions increased 2003 pro-forma net profit after tax by NZD18 million compared to 2004.

•             Adoption of ANZ accounting policies, including the capitalisation of mortgage brokerage costs, improved the NBNZ 2004 result by NZD9 million after tax.

•             The amalgamation and integration of NBNZ has resulted in cost savings, revenue benefits and revenue attrition.  Taken together these impacts have reduced NBNZ 2004 net profit by approximately NZD7 million after tax compared to 2003.  In addition, since amalgamation, approximately NZD3 million of NBNZ markets transactions have been booked in ANZ.

Adjusting for these one-off items, the underlying growth in NBNZ during the 10 months since acquisition is 8%, compared to the June 2003 pro-forma.

Specific influences on the result include:

•             Net interest income increased 5% with 8% growth in lending and 3% growth in deposit volumes.  The lending growth was mainly in home loans (8%), although there has been some market share erosion; and in Rural (8%), supported by the positive industry performance and outlook.  The impact of volume growth has been partly offset by lower net interest margins in the lending-based businesses, and the increased switching to fixed rate loan products as customers respond to increases in the official cash rate during 2004.  During the year Institutional lending volumes reduced, with an increased number of new deals being booked under the ANZ brand.

•             Other operating income was in line with the pro-forma adjusted for the one-off impacts mentioned above.

•             Operating expenses have increased 2%, reflecting higher personnel and related costs, including the cost of salary rate rises effective 1 April 2004 for non-managerial staff.

•             The provision for doubtful debts charge reduced, with ELP factors revised following a detailed post acquisition review and increased repayments.

•             The effective tax rate increased due to the impact of the roll-off of corporate structured finance transactions.

Goodwill

On 26 June 2004, The National Bank of New Zealand Limited was amalgamated with ANZ Banking Group (New Zealand) Limited (the Bank), and the Bank changed its name to ANZ National Bank Limited with effect from 28 June 2004.  The directors obtained an assessment of the carrying value of NBNZ from an external investment bank prior to amalgamation.  Based on this valuation, and management’s assessment of the activities of the bank to determine if there were any subsequent impairment indicators, the directors have determined that the carrying value of goodwill is supported.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)                   Economic Loss Provisioning

Each month the Group recognises an expense for credit losses (provision for doubtful debts) based on the average one year loss expected to be incurred if the same loan portfolio was held over an economic cycle.  The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense charge is referred to as Economic Loss Provisioning (ELP).

The average charge to profit for ELP was 0.31% of average net lending assets or $632 million (Sep 2003: 0.39% or $614 million).  During the same period, specifically identified credit losses net of recoveries during the year were $443 million (Sep 2003: $527 million).

As at September 2004, the balance of the General Provision of $1,992 million (Sep 2003: $1,534 million) represents 1.01% (Sep 2003: 1.01%) of risk weighted assets.

b)                   Specific provisioning

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.

Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision.

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $443 million (Sep 2003: $527 million).

c)                   Deferred acquisition costs and deferred income

Deferred acquisition costs - at 30 September, the Group’s assets included $465 million (Sep 2003: $360 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $218 million (Sep 2003: $178 million) was recognised as an adjustment to the yield earned on interest earning assets.

The deferred acquisition costs at 30 September were:

	2004			2003
	Brokerage amortised	Brokerage Paid(1)	Balance(2)	Brokerage amortised	Brokerage Paid(1)	Balance(2)
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	64	89	145	41	70	109
Esanda and UDC	147	177	250	133	175	227
New Zealand Business	7	11	36	4	8	15
Institutional	n/a	n/a	10	n/a	n/a	9
Other(3)	n/a	n/a	24	n/a	n/a	—
Total	218	277	465	178	253	360

(1).         Brokerage paid includes brokerage trailer commissions paid relating to the acquisition of mortgages assets that are not capitalised

(2).         Includes capitalised debt raising expenses

(3).         Includes INGA, Group Centre, Treasury, Corporate Australia, Asia Pacific and Operations, Technology and Shared Services

Deferred income - at 30 September, the Group’s liabilities included $149 million (Sep 2003: $280 million) in relation to income received in advance.

d)                   Derivatives and Hedging

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and the equity risk in INGA.  Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.  The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as other operating income.  The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.

e)                   Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.  Where the Group has established certain special purpose companies or vehicles which are controlled by the Group in order to facilitate transactions undertaken for Group purposes, these are consolidated into the Group’s financial statements.  These special purpose companies or vehicles have been established as part of the Group’s funding activities, for example, the StEPS structure, and as part of lending activities undertaken in the normal course of business, where assets of the vehicles are recorded as part of the Group’s Net Loans and Advances.

The main type of SPVs that are not consolidated into the Group can be summarised as follows:

•                       Securitisation vehicles - Assets are transferred to a SPV which funds the purchase by issuing securities.  ANZ can provide specific services to the SPV, including management and servicing of assets and/or providing liquidity support, swaps, credit guarantees.  ANZ earns fees at a commercial rate for providing these services.

•                       Structured finance entities - These entities are set up to assist with the structuring of client financing.  ANZ may provide liquidity support to the vehicle and may also manage these vehicles.

•                       Managed funds - These funds invest in specified investments on behalf of clients.  INGA and ANZ National Bank Limited, as managers of the funds expose ANZ to operational risk and reputational risk.

f)                     Valuation of investment in INGA

The Group adopts the equity method of accounting for its 49% interest in INGA.  As of 30 September 2004, the Group’s carrying value is $1,697 million (Sep 2003: $1,648 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  The Group obtained an independent valuation at 31 March 2004 and at that time the carrying value did not exceed the recoverable amount.  At 30 September 2004 a management review was conducted to determine whether there were any indicators of impairment of the value of the investment.  This assessment did not indicate the existence of impairment indicators, and accordingly no writedown was made.

g)                  Valuation of goodwill in ANZ National Bank Ltd

On 26 June 2004, The National Bank of New Zealand Limited was amalgamated with ANZ Banking Group (New Zealand) Limited (the Bank), and the Bank changed its name to ANZ National Bank Limited with effect from 28 June 2004.  The directors obtained an assessment of the carrying value of NBNZ from an external investment bank prior to amalgamation.  Based on this valuation, and management’s assessment of the activities of the bank to determine if there were any subsequent impairment indicators, the directors have determined that the carrying value of goodwill is supported.

h)                  Tax Consolidations

The Company, Australia and New Zealand Banking Group Limited, is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries, trusts and partnerships.  The implementation date for the tax-consolidated group is 1 October 2003.  Under tax consolidations, the head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group, adjusted for the impact of arrangements made with other members of the tax-consolidated group.

Members of the tax-consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

The tax-consolidated group has also entered into a tax funding agreement that requires wholly-owned subsidiaries to receive/make contributions from/to the head entity for:

•                       deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•                       current tax assets and liabilities and deferred tax balances which have been calculated as if the wholly-owned subsidiaries were taxed on a “stand-alone” basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities.  The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities which are equivalent to deferred tax balances.

Calculations at 30 September 2004 have been based on legislation enacted to that date.  These calculations have resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances for the year ended 30 September 2004.

i)                     Software capitalisation

At 30 September 2004, the Group’s fixed assets included $430 million (Sep 2003: $465 million) in relation to costs incurred in acquiring and developing software.  During the year, amortisation expense of $129 million (Sep 2003: $83 million) was recognised.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Balance at start of period	447	465	-4%	465	419	11%
Software capitalised during the period	55	59	-7%	114	116	-2%
Amortisation during the period	(66)	(63)	5%	(129)	(83)	55%
Software written-off	(10)	(31)	-68%	(41)	(10)	large
Acquisitions	2	15	-87%	17	25	-32%
Other	2	2	0%	4	(2)	large
Total software capitalization	430	447	-4%	430	465	-8%

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group will be required to prepare financial statements using Australian Standards that have been revised to satisfy the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The Group will report for the first time in compliance with Australian equivalents to IFRS when the results for the half-year ended 31 March 2006 and the year ended 30 September 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply Australian equivalents to IFRS will be made against retained earnings in this opening balance sheet.  However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  Comparatives are not required for AASB 132: Financial Instruments: Disclosure and Presentation, AASB 139: Financial Instruments: Recognition and Measurement and AASB 4: Insurance Contracts.

A Steering Committee is monitoring the adoption of IFRS as per the Group’s implementation plan.  This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies.  Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes.  Each workstream is progressing through multiple phases of work: technical evaluation, design, development and implementation.  The Group has largely completed the technical evaluation phases of each work-stream, and is moving into design, development and implementation.  The program is achieving scheduled milestones.

The following areas have been identified as significant for the Group:

Credit Loss Provisioning Initial impact on retained earnings at 1 October 2005 Volatility in future earnings Lower general provision

IFRS adopts an approach known as ‘incurred losses’ for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The current ELP charge to profit will be replaced, on adoption of IFRS, by a charge for specific provisions on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the bank holds against its credit exposures.

Debt v Equity classification Initial impact on statement of financial position at 1 October 2005 New liabilities recognized

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. Distributions on ANZ StEPS will be treated as interest rather than dividends.

Fee Revenue Initial impact on retained earnings at 1 October 2005 for yield adjusted fees and 1 October 2004 for other financial service fees Increased deferral of fee income

Revised rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income. On initial application, certain fees that have previously been recognised in the statement of financial performance will be recognised in the statement of financial position, with a corresponding reduction to retained earnings. The annual impact on net profit from this change is not expected to be material.

Goodwill Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The current Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy may result in increased volatility of future earnings where impairment losses may occur.

Hedging Initial impact on retained earnings at 1 October 2005 Volatility in future earnings New assets/liabilities recognised

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Group expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted.

Post Employment Benefits Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The Group does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes including those which operate in Australia, New Zealand and the United Kingdom. On adoption of AASB 119: Employee Benefits, the Group will recognise the net position of each scheme on the statement of financial position, with a corresponding entry to the statement of financial performance. The initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004, and will be based on actuarially determined valuations of each scheme made at that date in accordance with AASB 119. After the transitional adjustment, further movements in the net position of each scheme will be recognised in the statement of financial performance.

Securitisation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations, both of our own assets and of our customers’ assets, require an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles, which were previously not consolidated, being consolidated by the Group. Securitisations commenced on or after 1 January 2004 have been assessed in accordance with IFRS and current Australian GAAP.

Share-Based Payments Initial impact on retained earnings at 1 October 2004 Higher expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of AASB 2: Share-based Payment, the Group will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods. The Group will also recognise an expense for shares issued under the $1,000 employee share plan, and for the 5% discount on shares granted under the ANZ Share Save Scheme. On transition, this change in accounting policy will result in a reduction in retained earnings at 1 October 2004.

Taxation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

Under AASB 112: Income Taxes, a “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the standard may require the Group to carry a slightly higher level of deferred tax assets and liabilities.

Capital measurement - The Australian Prudential Regulation Authority (APRA) has announced that it intends to revise its capital adequacy requirements to take account of the impact of IFRS.  This will be achieved through the progressive release of a series of discussion papers.  Priority areas for review by APRA include the treatment of innovative capital instruments for capital adequacy purposes and the treatment of superannuation fund surpluses and deficits.  APRA has stated that it will not make any IFRS-related changes to the existing prudential framework until it has completed relevant consultations, and not before 1 July 2005 at the earliest.  In the interim, existing prudential standards will continue to apply.

BUSINESS PERFORMANCE REVIEW

Profit and Loss (including effect of movements in foreign currencies)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	417	385	8%	802	693	16%
Institutional	392	396	-1%	788	802	-2%
New Zealand Business	336	248	35%	584	211	large
Corporate Australia	176	168	5%	344	311	11%
Esanda and UDC	74	69	7%	143	129	11%
Asia Pacific	60	51	18%	111	100	11%
ING Australia	61	47	30%	108	82	32%
Group Centre(1)	(97)	(52)	87%	(149)	20	large
Net profit (excl Significant items)	1,419	1,312	8%	2,731	2,348	16%
Significant items(2)	—	84	-100%	84	—	n/a
Net profit	1,419	1,396	2%	2,815	2,348	20%

Profit and Loss (prior period figures adjusted to remove the impact of exchange rate movements(3))

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	417	385	8%	802	693	16%
Institutional	392	399	-2%	788	785	0%
New Zealand Business	336	254	32%	584	209	large
Corporate Australia	176	169	4%	344	311	11%
Esanda and UDC	74	70	6%	143	129	11%
Asia Pacific	60	52	15%	111	97	14%
ING Australia	61	47	30%	108	82	32%
Group Centre(1)	(97)	(62)	56%	(149)	10	large
Net profit (excl Significant items)	1,419	1,314	8%	2,731	2,316	18%
Significant items(2)	—	84	-100%	84	—	n/a
Net profit	1,419	1,398	2%	2,815	2,316	22%
FX impact on reported Net Profit	—	(2)	-100%	—	32	-100%
Reported net profit	1,419	1,396	2%	2,815	2,348	20%

(1).         Group Centre includes the operations of Treasury.

(2).         ANZ has classified the $14 million profit after tax on final settlement of the INGA completion accounts, $14 million after tax incremental integration costs, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items (refer page 12).  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(3).         ANZ has removed the impact of exchange rate movements to provide investors with a better indication of the business unit performance in local currency terms.  Retranslation is net of revenue hedge earnings

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  During the half ended 30 September 2004 the significant changes were:

•                       Personal Banking Australia. Mr Brian Hartzer has become Group Managing Director Personal Banking, to head a new division, which clusters all of ANZ’s specialised businesses primarily serving personal customers in Australia.

•                       Corporate comprises Corporate Banking, Business Banking, and now includes Small Business Banking which was previously part of Personal Banking Australia.

•                       Institutional.  Mr Steve Targett has become Group Managing Director Institutional.  Pacific Foreign Exchange which was previously reported in Asia Pacific is now reported in Institutional.

•                       New Zealand Businesses now includes New Zealand Consumer Finance which was previously reported in Cards and Merchant Services.

•                       Asia Pacific.  Mr Elmer Funke Kupper has become Group Managing Director Asia-Pacific.

Personal Banking Australia

Brian Hartzer

•                       Personal Banking Distribution (incl. Rural and Private Banking)

•                       Banking Products

•                       Cards and Merchant Services

•                       Mortgages

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	982	933	5%	1,915	1,771	8%
Other external operating income	427	405	5%	832	701	19%
Net inter business unit fees	66	66	0%	132	121	9%
Operating income	1,475	1,404	5%	2,879	2,593	11%
External operating expenses	(641)	(622)	3%	(1,263)	(1,144)	10%
Net inter business unit expenses	(145)	(143)	1%	(288)	(295)	-2%
Operating expenses	(786)	(765)	3%	(1,551)	(1,439)	8%
Profit before debt provision	689	639	8%	1,328	1,154	15%
Provision for doubtful debts	(94)	(89)	6%	(183)	(169)	8%
Profit before income tax	595	550	8%	1,145	985	16%
Income tax expense and outside equity interests	(178)	(165)	8%	(343)	(292)	17%
Net profit attributable to members of the Company	417	385	8%	802	693	16%
Consisting of:
Personal Banking Distribution (including Private Bank)	106	105	1%	211	199	6%
Banking Products	92	82	12%	174	143	22%
Mortgages	113	111	2%	224	229	-2%
Cards and Merchant Services	106	87	22%	193	122	58%
	417	385	8%	802	693	16%

Balance Sheet
Net loans & advances including acceptances	91,767	85,378	7%	91,767	77,991	18%
Other external assets	1,971	2,067	-5%	1,971	1,838	7%
External assets	93,738	87,445	7%	93,738	79,829	17%
Deposits and other borrowings	38,004	35,818	6%	38,004	33,980	12%
Other external liabilities	2,032	1,940	5%	2,032	1,680	21%
External liabilities	40,036	37,758	6%	40,036	35,660	12%

Ratios
Net interest average margin	2.22%	2.29%	-3%	2.26%	2.52%	-10%
Return on assets	0.92%	0.92%	0%	0.92%	0.96%	-4%
Return on risk weighted assets	1.67%	1.66%	1%	1.67%	1.74%	-4%
Operating expenses to operating income	53.3%	54.5%	-2%	53.9%	55.5%	-3%
Operating expenses to average assets	1.74%	1.83%	-5%	1.78%	1.98%	-10%
Net specific provisions	(66)	(72)	-8%	(138)	(131)	5%
Net specific provision as a % of average net advances	0.15%	0.18%	-17%	0.16%	0.19%	-16%
Net non-accrual loans	17	14	21%	17	23	-26%
Net non-accrual loans as a % of net advances	0.02%	0.02%	0%	0.02%	0.03%	-33%
Total employees	8,934	8,701	3%	8,934	8,795	2%

Personal Banking Australia

Brian Hartzer

2004 result

Profit after tax increased by 16% with strong momentum in each of the core businesses.  Mortgage lending increased 18% and deposits grew 12% delivering increases in market share.  Staff satisfaction was at record levels and customer satisfaction was up 7 points to 73.6%, the highest of the major Australian banks.  After adjusting for the $27 million after tax effect of the under-accrual of card loyalty points in the March 2003 half year, which is not indicative of the core business performance, profit after tax increased 11% in Personal Banking and by 30% in Cards and Merchant Services.

Significant factors affecting the result were:

•                       Net interest income increased 8%.

Mortgage lending grew 18% over the year (or 19% excluding the impact of securitisation).  Rural Banking volumes increased 18% reflecting ANZ’s focus on this market and increased investment by rural businesses.  Cards and Merchant Services lending grew 6%.

Deposit volumes increased 12% as a result of successful campaigns throughout the year targeted at growing V2 Plus and term deposits.  Mortgage offset deposit volumes increased 16%.

Average net interest margin reduced by 26 basis points.  Mortgages margin was down 14 basis points mainly due to higher funding costs following increases in the cash rate and market rates rising in anticipation of further cash rate rises which did not eventuate.  The average net interest margin was also adversely impacted by the mix effect of relatively higher growth in the Mortgage business than in higher margin Cards and Merchant Services and Banking Products businesses.  Margin in Cards and Merchant Services increased 16 basis points due to a reduction in the proportion of “transactor” volumes following product changes consequent to the Reserve Bank of Australia’s (RBA) interchange reforms.  Banking Products margin was 2 basis points higher with the benefit of increases in the cash rate on deposit margins largely offset by higher growth in lower margin cash management and term deposits.

•                       Other external operating income increased $131 million (19%).  Of this, $38 million related to the under-accrual of card loyalty points in 2003.  Excluding this amount other income increased 13%.

Mortgages contributed $14 million of the increase driven by a strong performance from the mortgage insurance business and lending volume growth.

Banking Products fees were up 12%, mainly due to growth in account numbers, while sales and retention payments from INGA were up 7%, reflecting a strong sales performance and improvement in the equity markets.

•                       Operating costs increased $112 million (8%).  Personnel costs were up $44 million due to annual salary increases together with a 3% increase in staff in Mortgages to service continued high levels of customer activity, a temporary increase in Cards and Merchant Services staff in the first quarter to handle the higher level of calls associated with the RBA interchange reform project, increased financial planners and increased staffing in Rural Banking.  Computer expenses increased $37 million following the rollout of the new telling platform in Personal Banking Distribution and increased depreciation associated with investments in technology.  Premises and other cost increases reflect investment in the branch network, growth in the business and an increased marketing spend.

•                       Provision for doubtful debts increased 8%, driven by lending volume growth.  Non-accrual loans and net specific provisions remained low reflecting sound credit quality.

Comparison with March 2004 half

Profit after tax increased 8%.  Cards and Merchant Services grew 23% reflecting 8% revenue growth and flat costs. Banking Products profit increased 12% driven by deposit growth.  Mortgages grew 2% with strong volume growth offset by further margin contraction.

Operating income increased 5% driven by 8% growth in Cards and Merchant Services resulting from a 4% growth in card outstandings, a decreased proportion of “transactor” volumes and increased merchant activity.  Mortgages revenue grew 3% with volume growth partly offset by margin contraction.  Revenue in Banking Products grew 5% with increased deposit volumes following successful campaigns to grow V2 Plus and term deposits.

Operating costs increased by 3%, driven by the impact of approximately 4% salary increases and increased staff in Mortgages and Personal Banking Distribution to service increased customer activity levels and continuing investment in our branch network, including additional financial planners.  Cards and Merchant Services costs were flat - volume related increases offset the first half impact of increased FTEs and marketing spend relating to the RBA interchange reform project.

Provision for doubtful debts increased 6% due largely to the 7% increase in lending volumes.  Credit quality was stable across all businesses.

Institutional

Steve Targett

•                       Institutional Banking

•                       Markets (formerly Foreign Exchange and Capital Markets)

•                       Trade and Transaction Services

•                       Corporate and Structured Financing

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	330	322	2%	652	703	-7%
Other external operating income	658	641	3%	1,299	1,245	4%
Net inter business unit fees	(14)	(10)	40%	(24)	(26)	-8%
Operating income	974	953	2%	1,927	1,922	0%
External operating expenses	(300)	(278)	8%	(578)	(551)	5%
Net inter business unit expenses	(61)	(62)	-2%	(123)	(124)	-1%
Operating expenses	(361)	(340)	6%	(701)	(675)	4%
Profit before debt provision	613	613	—	1,226	1,247	-2%
Provision for doubtful debts	(73)	(86)	-15%	(159)	(165)	-4%
Profit before income tax	540	527	2%	1,067	1,082	-1%
Income tax expense and outside equity interests	(148)	(131)	13%	(279)	(280)	0%
Net profit attributable to members of the Company	392	396	-1%	788	802	-2%
Consisting of:
Institutional Banking	145	151	-4%	296	302	-2%
Transaction Services	94	87	8%	181	164	10%
Markets	91	94	-3%	185	189	-2%
Corporate and Stuctured Financing	62	64	-3%	126	147	-14%
	392	396	-1%	788	802	-2%

Balance Sheet
Net loans & advances including acceptances	40,990	39,285	4%	40,990	40,911	0%
Other external assets	14,746	15,821	-7%	14,746	16,066	-8%
External assets	55,736	55,106	1%	55,736	56,977	-2%
Deposits and other borrowings	29,183	28,583	2%	29,183	27,170	7%
Other external liabilities	19,877	20,188	-2%	19,877	20,835	-5%
External liabilities	49,060	48,771	1%	49,060	48,005	2%

Ratios
Net interest average margin	1.59%	1.62%	-2%	1.60%	1.68%	-5%
Return on assets	1.33%	1.40%	-5%	1.36%	1.34%	2%
Return on risk weighted assets	1.19%	1.21%	-2%	1.20%	1.22%	-2%
Operating expenses to operating income	37.1%	35.6%	4%	36.4%	35.1%	4%
Operating expenses to average assets	1.22%	1.20%	2%	1.21%	1.13%	7%
Net specific provisions	(109)	(62)	76%	(171)	(217)	-21%
Net specific provision as a % of average net advances	0.54%	0.31%	74%	0.43%	0.52%	-17%
Net non-accrual loans	299	360	-17%	299	352	-15%
Net non-accrual loans as a % of net advances	0.73%	0.92%	-21%	0.73%	0.86%	-15%
Total employees	2,926	2,872	2%	2,926	2,795	5%

Institutional

Steve Targett

2004 result

Profit after tax reduced by 2%.  After adjusting for the impact of the appreciating AUD on translation of offshore earnings, profit after tax was flat.

This result was also affected by the substantial progress made in refocusing the business to lower risk sectors.  This strategy has contributed to reduced earnings in Institutional Banking (-2%), Corporate and Structured Financing (-14%) and Markets (-2%) through the exit of higher risk offshore assets and non-core complex structured transactions, and through the flow on impact to the Markets business of lower levels of structured finance activity.  Profit increased 10% in Trade and Transaction Services where focus has been given to investing in growth initiatives.

Significant factors affecting the result were:

•                       Net interest income decreased 7% due to a $52 million reduction in Markets, where a lower proportion of revenue was booked as interest due to funding costs associated with unrealised trading gains, largely as a consequence of the appreciation of the AUD during the period.  This is offset by an equivalent gain in Other Operating Income. Adjusted for this, net interest income was flat.  Trade and Transaction Services increased 12%, driven by increased custody and cash management deposit volumes.  Institutional Banking decreased 1% due to asset reductions offshore, partly offset by loan volumes being 3% higher in Australia. Corporate and Structured Financing reduced 13%, where offshore lending assets have been substantially reduced as part of the strategy to lower risk.

•                       Overall loan volumes were flat, deposit volumes increased 7% and net interest margin was 8 basis points lower largely reflecting mix changes in deposits and competitive pressures.

•                       Other operating income increased 4%.  Excluding a $27 million profit before tax on the final sale of development properties in 2003, and the $52 million increase described above, other operating income increased 2%.  Non-interest income increased 8% in Trade and Transaction Services, reflecting improved trade volumes, higher revenue from international payments, and strong growth in Custody and Cash management revenue.  Corporate and Structured Financing increased 2%, reflecting continued progress in shifting the revenue mix away from net interest income. Fee revenue in Institutional Banking was flat.  Total revenue in Markets increased 1%, reflecting difficult market conditions, with lower levels of corporate hedging activity and tightening credit spreads.

•                       Operating expenses were 4% higher due to increased pension funding costs in the United Kingdom ($8 million), the impact of a full years cost related to the consolidation of the TradeCentrix processing hub in the September 2003 half, increased technology investments in Markets and Transaction Services, and higher staff costs, with further investment in Markets capability in London and Asia, growth in Custody, Commodity Trade Finance in Asia, and International Payments.

•                       Provision for doubtful debts (economic loss provision) was 4% lower reflecting lower offshore exposures and modest asset growth in Australia.  Net specific provisions were 21% lower, with new specific provisions of $171 million relating largely to further provisioning against the power, telecommunications and mining sectors in Australia and offshore.

Comparison with March 2004 half

Profit after tax was 1% lower.  After adjusting for the impact on translation of offshore earnings, profit after tax was 2% lower.

Profit increased in Trade and Transaction Services (8%), offset by lower profits in Institutional Banking (-4%), Corporate and Structured Financing (-3%) and Markets (-3%).

Operating income increased 2%.  Trade and Transaction Services revenue increased 8% with increased trade flows through Asia, strong growth in Custody and increased international payments revenue.  Markets increased 1% with stronger foreign exchange customer activity offset by weaker corporate demand for interest rate products, tightening credit spreads and lower margins on derivatives products.  Institutional Banking reduced 1% with lower net interest and fee income and flat margins.  Corporate and Structured Financing revenue increased 1% reflecting the continuing impact of refocusing the business to lower risk sectors.

Operating expenses increased 6%.  The weaker average AUD through the September half increased costs by 2%. Staff costs were higher due to investment in growth in Trade and Transaction Services, and an increase in costs related to delivering critical compliance initiatives.  Technology costs were 13% higher for the half, reflecting investment in a new core processing system in Markets, and technology investment in the Transaction Services business.

Provision for doubtful debts (economic loss provision) reduced 15% due to a reduction in credit exposures offshore.  Net specific provisions increased $47 million largely reflecting provisioning for Reach.  Net non-accrual loans decreased by 17% reflecting lower new non-accruals and net write-offs.

New Zealand Business(1)

Sir John Anderson

•                       ANZ New Zealand Banking

•                       ANZ New Zealand Mortgages

•                       National Bank of New Zealand

•                       ANZ New Zealand Consumer Finance

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	746	548	36%	1,294	497	large
Other external operating income	286	232	23%	518	254	large
Net inter business unit fees	2	3	-33%	5	5	0%
Operating income	1,034	783	32%	1,817	756	large
External operating expenses	(420)	(316)	33%	(736)	(280)	large
Net inter business unit expenses	(69)	(61)	13%	(130)	(122)	7%
Operating expenses	(489)	(377)	30%	(866)	(402)	large
Profit before debt provision	545	406	34%	951	354	large
Provision for doubtful debts	(54)	(45)	20%	(99)	(37)	large
Profit before income tax	491	361	36%	852	317	large
Income tax expense and outside equity interests	(155)	(113)	37%	(268)	(106)	large
Net profit attributable to members of the Company	336	248	35%	584	211	large

Balance Sheet
Net loans & advances including acceptances	50,385	45,232	11%	50,385	13,926	large
Other external assets	5,485	8,823	-38%	5,485	453	large
External assets	55,870	54,055	3%	55,870	14,379	large
Deposits and other borrowings	41,343	43,322	-5%	41,343	11,708	large
Other external liabilities	5,932	4,765	24%	5,932	308	large
External liabilities	47,275	48,087	-2%	47,275	12,016	large

Ratios
Net interest average margin	2.81%	2.85%	-1%	2.83%	3.57%	-21%
Return on assets	1.27%	1.23%	3%	1.25%	1.49%	-16%
Return on risk weighted assets	1.69%	1.74%	-3%	1.71%	2.15%	-20%
Operating expenses to operating income	47.3%	48.2%	-2%	47.7%	53.2%	-10%
Operating expenses to average assets	1.84%	1.87%	-2%	1.85%	2.84%	-35%
Net specific provisions	(19)	(11)	73%	(30)	(20)	50%
Net specific provision as a % of average net advances	0.08%	0.06%	33%	0.07%	0.15%	-53%
Net non-accrual loans	30	25	20%	30	8	large
Net non-accrual loans as a % of net advances	0.06%	0.06%	—	0.06%	0.06%	0%
Total employees	7,988	7,784	3%	7,988	2,939	large

(1).         For a reconciliation of the New Zealand Business results to the New Zealand Geographic results refer pages 51 to 54

New Zealand Business

Sir John Anderson

2004 result

Profit after tax increased $373 million, with the National Bank of New Zealand (NBNZ) contributing $375 million (excluding incremental integration costs) since acquisition on 1 December 2003 (refer page 29 for a discussion of the performance of NBNZ compared to the proforma results published in the Rights Issue prospectus).  Profit after tax in ANZ New Zealand businesses increased $9 million (4%), despite a $3 million reduction resulting from the depreciation in the average NZD exchange rate.  Integration and other costs for the year were $11 million.  Of this result, the Cards business increased $9 million, ANZ New Zealand Banking increased $3 million, whilst Mortgages reduced $4 million.

Key influences on the result include the following:

•                       Net interest income increased $797 million.  Excluding the contribution of NBNZ of $789 million and the effect of the depreciation in the New Zealand dollar, net interest income increased $17 million.  Lending volumes increased 9% in the ANZ businesses driven by growth in Mortgages (8%), Cards (8%), Corporate (12%) and Business and Rural (11%).  Lending in NBNZ has increased 8% since acquisition, including an 8% increase in both home loans and rural lending.  These were partly offset by repayments in Corporate and Institutional lending which were expected at the time of acquisition.

Both ANZ New Zealand Banking and NBNZ retail deposits increased 3%.

Net interest margins have reduced in asset based businesses, particularly in Mortgages as a result of the rises in wholesale market rates, partly offsetting the growth in lending, deposit volumes and deposit margins.

•                       The NBNZ contribution to other operating income was $259 million in the 10 months to September 2004.  Other operating income in the ANZ New Zealand businesses increased 4% with a 10% increase in Cards and flat fees in Mortgages with competitor driven fee discounting offsetting volume growth. Fee growth in ANZ New Zealand Banking was flat.  The ANZ result also benefited from NBNZ capital markets customers transacting through ANZ systems.

•                       Operating expenses increased $464 million, of which $443 million related to the inclusion of NBNZ. Non-incremental integration costs of $9 million have been incurred to date.  Cost growth in ANZ New Zealand businesses have been contained to $4 million (1%) despite increases in staff numbers in ANZ New Zealand Banking (frontline) and Mortgages (support) to cope with increased business volumes, and increased brand spend and sales training.

•                       Credit quality remains sound with the increase in the provision for doubtful debts charge in ANZ New Zealand being driven by lending volumes.  Economic loss provisioning methodologies have been implemented in NBNZ and a $62 million charge recognised in the ten months to September 2004.  The NBNZ businesses added $81 million to non-accrual loan volumes with non-accruals in the ANZ New Zealand businesses reducing.

Comparison with March 2004 half

Profit after tax increased $88 million with NBNZ contributing growth of $75 million in the six months to 30 September 2004 compared with the four months to 31 March 2004.  The ANZ businesses’ profit increased $13 million in the half, which included $3 million as a result of the strengthening New Zealand dollar.  After adjusting for the additional two months contribution, profit in NBNZ was flat with a 4% increase in net interest income that is mainly volume-driven (lending growth of 4%).  Reduced asset margins have been largely offset by increased deposit margins.  Profit in the ANZ businesses was driven by a 12% increase in ANZ New Zealand Banking with increased deposit margins and modest deposit growth (2% in NZD terms); and a 14% increase in Cards.  Excluding the favourable impact of an accounting policy change, profit in Mortgages was flat with 3% lending growth (in NZD terms) offset by reduced margins.  Operating costs were well contained.

Corporate Australia

Graham Hodges

•                       Corporate Banking Australia

•                       Business Banking Australia

•                       Small Business Banking

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	325	313	4%	638	574	11%
Other external operating income	138	132	5%	270	251	8%
Net inter business unit fees	(49)	(49)	—	(98)	(92)	7%
Operating income	414	396	5%	810	733	11%
External operating expenses	(103)	(98)	5%	(201)	(180)	12%
Net inter business unit expenses	(29)	(29)	—	(58)	(54)	7%
Operating expenses	(132)	(127)	4%	(259)	(234)	11%
Profit before debt provision	282	269	5%	551	499	10%
Provision for doubtful debts	(31)	(28)	11%	(59)	(55)	7%
Profit before income tax	251	241	4%	492	444	11%
Income tax expense and outside equity interests	(75)	(73)	3%	(148)	(133)	11%
Net profit attributable to members of the Company	176	168	5%	344	311	11%
Consisting of:
Business Banking Australia	91	86	6%	177	159	11%
Corporate Banking Australia	61	57	7%	118	106	11%
Small Business Banking	24	25	-4%	49	46	7%
	176	168	5%	344	311	11%

Balance Sheet
Net loans & advances including acceptances	18,940	17,635	7%	18,940	15,937	19%
Other external assets	52	63	-17%	52	56	-7%
External assets	18,992	17,698	7%	18,992	15,993	19%
Deposits and other borrowings	15,791	15,080	5%	15,791	14,408	10%
Other external liabilities	5,606	5,397	4%	5,606	5,100	10%
External liabilities	21,397	20,477	4%	21,397	19,508	10%

Ratios
Net interest average margin	4.00%	4.01%	-0%	4.00%	4.05%	-1%
Return on assets	1.68%	1.67%	1%	1.67%	1.72%	-3%
Return on risk weighted assets	1.95%	1.97%	-1%	1.96%	2.09%	-6%
Operating expenses to operating income	31.9%	32.1%	-1%	32.0%	31.9%	0%
Operating expenses to average assets	1.26%	1.26%	—	1.26%	1.29%	-2%
Net specific provisions	(23)	(20)	15%	(43)	(63)	-32%
Net specific provision as a % of average net advances	0.25%	0.24%	4%	0.24%	0.43%	-44%
Net non-accrual loans	51	42	21%	51	77	-34%
Net non-accrual loans as a % of net advances	0.27%	0.24%	13%	0.27%	0.48%	-44%
Total employees	1,671	1,635	2%	1,671	1,596	5%

Corporate Australia

Graham Hodges

2004 result

Profit after tax increased by 11%.  Significant influences on the result were:

•                       Net interest income increased 11% driven largely by growth in both average lending (21%) and average deposits (13%).

The strong growth in average lending (Corporate Banking +17%, Business Banking +27%) and average deposit (Corporate Banking +13%, Business Banking +13%) volumes resulted from increased activity with existing customers and new customer acquisition.  Key factors in achieving growth were our very competitive customer service proposition, expansion of our geographic footprint and success in specialised business segments.  Net interest margins reduced by 5 basis points.  Margins in both Corporate and Business Banking declined primarily due to changes in product mix reflecting a combination of faster growth in lending than deposits in Business Banking and also higher growth rates in lower margin products in both businesses.  Underlying product margins remained relatively stable, albeit slightly down.

•                       Other external operating income increased 8%, driven by higher lending and bill fees from growth in business volumes.

•                       Net inter-business unit fees, which represents net payments made to the branch network, were 7% higher with increased commissions paid on Small Business Banking deposits, increased investment in the branch network and increased transaction volumes associated with customer growth.

•                       Operating expenses increased 11% as a result of business growth.  Personnel costs accounted for the largest part of this increase with annual salary increases and the investment in around 70 new frontline staff.  Non-lending losses increased from a low base in 2003.  Cost to income ratio remained low at 32.0%.

•                       Provision for doubtful debts has increased $4 million (7%).  Credit quality in both the Business Banking and Corporate segments remains sound with the portfolio quality reviewed regularly to detect any early adverse trends.

•                       Net specific provisions, at $43 million, are down 32%.  Provision levels in 2003 were inflated by charges against two large corporate customer exposures.  The reduction in net non-accrual loans has predominantly been driven by the successful management of the non-accrual loan portfolio.

Comparison with March 2004 half

Profit after tax increased 5%, with growth in Corporate Banking of 7% and Business Banking of 6%.  Net interest income increased 4% from growth in both average lending and average deposit volumes (8% and 5% respectively).  Net interest margins remained flat for the half.  Net specific provisions increased slightly to remain low relative to the size of the asset book.  The net interest margin position for the second half was consistent with that for the full year - refer above for further discussion.

Operating costs increased by 4% driven by a 2% increase in staff numbers.  Non-lending losses also increased with higher levels of internet phishing and cheque fraud in the half.  Cost to income ratio remained low at 31.9%.  Provision for doubtful debts increased by 11% in the half reflecting growth in lending volumes.

Esanda and UDC

Elizabeth Proust

Provides vehicle and equipment finance and rental services.  Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	182	179	2%	361	350	3%
Other external operating income	56	48	17%	104	86	21%
Net inter business unit fees	(5)	(5)	—	(10)	(8)	25%
Operating income	233	222	5%	455	428	6%
External operating expenses	(83)	(75)	11%	(158)	(155)	2%
Net inter business unit expenses	(14)	(14)	—	(28)	(24)	17%
Operating expenses	(97)	(89)	9%	(186)	(179)	4%
Profit before debt provision	136	133	2%	269	249	8%
Provision for doubtful debts	(34)	(33)	3%	(67)	(63)	6%
Profit before income tax	102	100	2%	202	186	9%
Income tax expense and outside equity interests	(28)	(31)	-10%	(59)	(57)	4%
Net profit attributable to members of the Company	74	69	7%	143	129	11%

Operating expenses to operating income	41.6%	40.1%	4%	40.9%	41.8%	-2%
Net specific provisions	(23)	(24)	-4%	(47)	(72)	-35%
Net non-accrual loans	37	59	-37%	37	49	-24%
Total employees	1,292	1,247	4%	1,292	1,311	-1%

2004 result

Profit after tax increased by 11%.  Significant influences on the result were:

•                       Net interest income grew by 3% with an 8% increase in lending volumes reflecting continued strong new business writings.  This was partly offset by a 12 basis point decline in margins brought about by the run off of higher yielding loans during the year and increasing new business from better credit quality, high growth segments that are lower margin.

•                       Other operating income increased by 21% due primarily to changes in the fee structure for business lending, fees on higher new business writings and increased fees from value-added fleet management services.

•                       External operating expenses increased by 2% as a result of annual salary increases and increased indirect taxes, partly offset by back office efficiency gains.  Internal charges increased 17% reflecting growth in the business and increasing compliance costs.  The continued control of expenses and growth in income has resulted in the cost to income ratio falling to 40.9% from 41.8% in 2003.

•                       Provision for doubtful debts increased by 6% driven by an 8% increase in lending volumes.  Net specific provisions were $25 million lower than last year, reflecting the $20 million write-down associated with residual value losses on aircraft in the 2003 year and continued improvement in the underlying credit quality of the loan book.

Comparison with March 2004 half

Profit after tax grew by 7%.  New business writings continued to be strong, which flowed through to a 4% increase in both lending volumes and a 17% improvement in other operating income.  Operating expenses increased by 9% as a result of higher staff numbers, the impact of the 4% Enterprise bargaining agreement in July and increased indirect taxes.  Provision for doubtful debts were slightly higher than last half as a result of growth in the Lending book however net specific provisions declined by 4% reflecting the overall improvement in credit quality.

Asia Pacific

Elmer Funke Kupper

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions included in the geographic results for Asia Pacific which are included in Institutional results

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	78	72	8%	150	140	7%
Other external operating income	73	72	1%	145	149	-3%
Net inter business unit fees	—	—	n/a	—	—	n/a
Operating income	151	144	5%	295	289	2%
External operating expenses	(56)	(53)	6%	(109)	(111)	-2%
Net inter business unit expenses	(15)	(14)	7%	(29)	(31)	-6%
Operating expenses	(71)	(67)	6%	(138)	(142)	-3%
Profit before debt provision	80	77	4%	157	147	7%
Provision for doubtful debts	(12)	(11)	9%	(23)	(19)	21%
Profit before income tax	68	66	3%	134	128	5%
Income tax expense and outside equity interests	(8)	(15)	-47%	(23)	(28)	-18%
Net profit attributable to members of the Company	60	51	18%	111	100	11%

Operating expenses to operating income	47.0%	46.5%	1%	46.8%	49.1%	-5%
Net specific provisions	(7)	(7)	0%	(14)	(1)	large
Net non-accrual loans	17	17	0%	17	17	0%
Total employees	1,711	1,632	5%	1,711	1,624	5%

2004 result

Profit after tax increased by 11%.  Excluding the impact of exchange rate movements, profit increased 15%. Significant influences on the result, excluding exchange rate movements, were:

•                       Net interest income increased 16% as external assets increased 18%.  Lending volumes in Fiji increased 13% due to continued economic growth, particularly in the tourism industry.  Net interest income increased 76% in the Indonesian Cards business reflecting strong volume growth.

•                       Other operating income increased 3% with fee income increasing 20% driven by a 16% increase in loan volumes and higher transaction volumes in the Indonesian Cards business.  Foreign exchange earnings increased 4%, however these were offset by lower profits from PT Panin Bank predominantly as a result of a $16 million reduction in bond sales, partly offset by an $11 million withholding tax credit in 2004.

•                       Operating expenses increased 5% as capability building in Quest continued to increase the level of support to the Pacific operations.

•                       Credit quality remains sound with the provision for doubtful debts increasing due to growth in credit card volumes in Indonesia.  The increase in net specific provision results from a number of recoveries and provision reassessments in 2003.

•                       Income tax expense decreased $5 million largely due to a tax credit, arising from the repayment of foreign currency loans upon the exercise of options in PT Panin.

Comparison with March 2004 half

Profit after tax increased 18%.  Excluding the impact of exchange rates profit increased by 16%.  Operating income increased 2% driven by net interest income increasing 6% on a 8% increase in lending volumes, offset by a decline of $12 million in equity accounted profit from PT Panin due to one-off withholding tax credit in the previous half.  Operating expenses decreased 1% as previous half accounted for a one-off VAT catch up for PNG.  Income tax expense decreased $7 million mainly due to a tax credit, arising from the repayment of foreign currency loans upon the exercise of options in PT Panin.

ING Australia

Paul Bedbrook

INGA, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Funds management income	237	206	15%	443	392	13%
Risk income	101	80	26%	181	158	15%
	338	286	18%	624	550	13%
Costs (excl goodwill on purchase of ANZ business)	(251)	(198)	27%	(449)	(403)	11%
	87	88	-1%	175	147	19%
Capital investment earnings	99	65	52%	164	85	93%
Net income	186	153	22%	339	232	46%
Income tax expense	(30)	(27)	11%	(57)	(29)	97%
Profit after tax	156	126	24%	282	203	39%

ANZ share
ANZ share of INGA earnings @ 49%	76	62	23%	138	99	39%
ANZ capital hedges	(7)	(6)	17%	(13)	(6)	large
Net funding cost	(8)	(9)	-11%	(17)	(11)	55%
Net return to ANZ(1)	61	47	30%	108	82	32%

(1).         Notional Goodwill amortisation of $19 million (Mar 04: $22 million; Sep 03: $22 million) is reported in the Group Centre.  Lower amortisation reflects goodwill reduction of $25 million from finalisation of completion accounts

2004 result

Profit after tax increased by 39%.  Significant influences on the result were:

•                       Funds management income increased 13%, driven by strong investment markets.  INGA maintained its number 4 position in Retail Funds under Management as measured by ASSIRT, with total net inflows in the top 10.

•                       Risk income increased by 15% with increased sales of life insurance products through the ANZ network and continued favourable claims experience being the major contributors.

•                       Capital investment earnings increased by 93% due to strong investment markets, with the first half of 2003 impacted by the global uncertainty at that time.  ANZ continues to partially hedge against volatility in this income stream; as a result, gains in capital investment earnings were partially offset by hedge losses.

•                       Costs increased 11% due to insourcing of investment management services, the costs of which were previously classified in net income.  In addition, increased investment was made in product systems and process improvements - the majority of these costs are non-recurring.

•                       Tax expense increased due to the increased capital investment earnings and operating profit.

Comparison with March 2004 half

Profit after tax increased 24%.  Funds management income increased by 15% due to strong investment markets and higher Funds under Management.  Life risk income increased driven by favourable claims experience and increased insurance sales.  Costs increased by 27% due to the insourcing of investment management services, increased investment in product systems and process improvements, and restructuring expense.  Capital investment earnings have increased over the March 2004 half with higher fixed interest and equity returns.  These gains were partly offset by losses on ANZ’s hedges.  Tax expense increased due to the higher operating profit and capital investment earnings.

Group Centre

•                       Group People Capital

•                       Group Risk Management

•                       Treasury

•                       Group Strategic Development

•                       Group Financial Management

•                       Operations, Technology and Shared Services

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	113	152	-26%	265	292	-9%
Other external operating income	(8)	(10)	-20%	(18)	32	large
Net inter business unit fees	—	(5)	-100%	(5)	—	n/a
Operating income	105	137	-23%	242	324	-25%
External operating expenses	(500)	(461)	8%	(961)	(809)	19%
Net inter business unit expenses	334	324	3%	658	652	1%
Operating expenses	(166)	(137)	21%	(303)	(157)	93%
Profit before debt provision	(61)	—	n/a	(61)	167	large
Provision for doubtful debts	(21)	(21)	—	(42)	(106)	-60%
Profit before income tax	(82)	(21)	large	(103)	61	large
Income tax expense and outside equity interests	(15)	(31)	-52%	(46)	(41)	12%
Net profit attributable to members of the Company	(97)	(52)	87%	(149)	20	large
Including:
Treasury	19	45	-58%	64	95	-33%

Total employees	4,232	4,100	3%	4,232	4,077	4%

2004 result

The result for the Group Centre was a loss of $149 million compared with a profit of $20 million in 2003.  Significant influences on the result were:

•                       The level of the Group’s surplus capital reduced as a result of the acquisition of NBNZ partly offset by growth in retained earnings and further de-risking of offshore credit portfolios.

•                       Income in 2003 benefited from $71 million earnings on an interest rate swap that hedged the distributions to TrUEPrS investors.

•                       The combined effect of the replacement of TrUEPrS with StEPS is a reduction in net profit after tax of $35 million or 1% or reported profit.

•                       The strengthening of the AUD over the year resulted in gains on contracts put in place to hedge NZD and USD denominated offshore earnings.

•                       Group Treasury mismatch profit reduced $31 million following an extended period of low and flat interest rates as higher yielding investments matured.

•                       Settlement of the INGA warranties enabled the release of provisions held against potential claims; this was largely offset by a provision for loss on the proposed sale of ANZ’s Sydney headquarters in Martin Place.

•                       Goodwill amortisation increased $128 million largely as a result of the NBNZ acquisition - all goodwill amortisation is booked in the Group Centre.  Other external operating expenses increased as a result of a higher technology spend, and additional spend on compliance requirements including: Basel II, GST, International Accounting Standards and the US Sarbanes Oxley legislation.

•                       Provision for doubtful debts reduced $64 million.  De-risking of the offshore lending portfolio and reduced defaults have allowed a reduction in the charge that was taken in the last two years.  This charge is based on uncertainty in offshore portfolios.

Comparison with March 2004 half

The half year loss of $97 million compared with a loss of $52 million in the March 2004 half.  Revenue reduced 23% as a result of lower earnings on surplus capital following the acquisition of NBNZ and lower mismatch earnings in Treasury ($18 million).  Operating costs increased largely as a result of an additional $21 million goodwill amortisation on the NBNZ acquisition.

This page has been left blank intentionally

GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the company
Australia	984	1,000	-2%	1,984	1,699	17%
New Zealand	268	227	18%	495	348	42%
Asia Pacific	99	92	8%	191	184	4%
Other	68	77	-12%	145	117	24%
	1,419	1,396	2%	2,815	2,348	20%

Excluding significant items

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the company
Australia	970	916	6%	1,886	1,699	11%
New Zealand	282	227	24%	509	348	46%
Asia Pacific	99	92	8%	191	184	4%
Other	68	77	-12%	145	117	24%
	1,419	1,312	8%	2,731	2,348	16%

Full year 2004

	Australia	New Zealand(1)	Asia Pacific	Other	Total
Net profit after income tax
Personal	802	350	87	—	1,239
Institutional	520	123	53	77	773
Corporate	344	217	49	—	610
Esanda and UDC	106	37	—	—	143
ING Australia	108	—	—	—	108
Group Centre	104	(232)	2	68	(58)
	1,984	495	191	145	2,815

Full year 2003

	Australia	New Zealand(2)	Asia Pacific	Other	Total
Net profit after income tax
Personal	693	172	74	—	939
Institutional	526	113	54	79	772
Corporate	311	39	56	—	406
Esanda and UDC	93	36	—	—	129
ING Australia	82	—	—	—	82
Group Centre	(6)	(12)	—	38	20
	1,699	348	184	117	2,348

(1)  The results of NBNZ are for the 10 months since acquisition

(2)  The results in New Zealand in 2003 exclude the operations on NBNZ which was acquired on 1 December 2003.

Australia

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	1,749	1,701	3%	3,450	3,211	7%
Fee income	862	818	5%	1,680	1,497	12%
Other operating income	293	357	-18%	650	486	34%
Operating income	2,904	2,876	1%	5,780	5,194	11%
Operating expenses	(1,305)	(1,246)	5%	(2,551)	(2,352)	8%
Profit before debt provision	1,599	1,630	-2%	3,229	2,842	14%
Provision for doubtful debts	(224)	(220)	2%	(444)	(471)	-6%
Income tax expense	(392)	(410)	-4%	(802)	(672)	19%
Outside equity interest	1	—	n/a	1	—	n/a
Net profit attributable to members of the Company	984	1,000	-2%	1,984	1,699	17%
Net interest average margin	2.43%	2.54%	-4%	2.48%	2.71%	-8%
Return on risk weighted assets	1.56%	1.65%	-5%	1.61%	1.54%	5%
Operating expenses(1) to operating income	44.8%	43.2%	4%	44.0%	45.1%	-2%
Operating expenses(1) to average assets	1.54%	1.58%	-3%	1.56%	1.64%	-5%
Net specific provision	(196)	(165)	19%	(361)	(324)	11%
Net specific provision as a % of average net advances	0.27%	0.24%	13%	0.26%	0.27%	-4%
Net non-accrual loans	213	275	-23%	213	256	-17%
Net non-accrual loans as a % of net advances	0.14%	0.19%	-26%	0.14%	0.19%	-26%
Total employees	16,815	16,411	2%	16,815	16,400	3%
Lending growth	6.2%	7.2%	-14%	13.8%	14.8%	-7%
External assets	170,455	161,542	6%	170,455	151,538	12%
Risk weighted assets	129,764	122,982	6%	129,764	117,018	11%

(1)       This excludes goodwill amortisation of $8 million (full year 2003: $8 million; Sep 2004 half: $4 million; Mar 2004 half: $4 million)

2004 result

Profit after tax increased by 17%.  Significant influences on the result were:

•     Net interest income increased by 7% as higher lending volumes offset a decline in net interest margin of 23 basis points including a $72 million reduction from Capital Markets where a lower proportion of revenue was booked as interest.  The growth in net interest income was mainly due to Corporate Banking ($60 million), Mortgages ($32 million) and Consumer Finance ($26 million).

•      Fee income increased by 12%.  Lending fee income increased 4% driven by Corporate Banking ($14 million) and Personal Banking ($11 million) on higher lending volumes.  Non lending fees increased 13% driven by Cards and Merchant Services with the $38 million under accrual of loyalty points that reduced income in 2003, reduced loyalty costs and increased merchant revenues, and by Trade and Transaction Services from increased international payments revenue.

•      Other operating income increased largely as a result of the TrUEPrS swap income, and in Capital Markets where a $72 million increase was offset by an increased cost of funding cash flows booked in net interest.  This was partly offset by a reduction in Institutional Banking where $27 million profit on the final sale of development properties was booked in 2003.

•      Operating expenses increased by 8% mainly due to higher personnel expenses ($112 million) from annual salary increases and increased staff numbers, an increase in computer expenses ($56 million) with the rollout of the new telling platform and increased premises costs ($20 million) from investment in the branch network.

•      Provision for doubtful debts decreased by 6% reflecting the stable credit quality of the portfolio and the de-risking of the offshore portfolios allowing a reduction in the charge taken in prior periods.  Net specific provisions increased $37 million as a result of an $87 million provision on Reach exposure.

Excluding the Australian component of significant items ($98 million profit in 2004) profit increased by 12%.

Comparison with March 2004 half

Profit after tax decreased 2%.  Net interest income increased 3% due to higher lending volumes offset by 11 basis point margin contraction.  Fee income increased 5% mainly due to a $12 million increase in Cards and Merchant Services.  Operating expenses increased 5% mainly due to a $30 million increase in personnel costs.

Excluding the Australian component of significant items, ($84 million profit in March half and $14 million in September half) profit increased by 6%.

New Zealand

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net interest income	771	600	29%	1,371	675	large
Fee income	277	230	20%	507	314	61%
Other operating income	70	61	15%	131	80	64%
Operating income	1,118	891	25%	2,009	1,069	88%
Operating expenses	(640)	(488)	31%	(1,128)	(519)	large
Profit before debt provision	478	403	19%	881	550	60%
Provision for doubtful debts	(63)	(55)	15%	(118)	(55)	large
Income tax expense	(147)	(119)	24%	(266)	(147)	81%
Outside equity interests	—	(2)	-100%	(2)	—	n/a
Net profit attributable to members of the Company	268	227	18%	495	348	42%
Net interest average margin	2.49%	2.52%	-1%	2.50%	2.92%	-14%
Return on risk weighted assets	1.11%	1.22%	-9%	1.15%	1.94%	-41%
Operating expenses(1) to operating income	50.4%	48.4%	4%	49.4%	48.0%	3%
Operating expenses(1) to average assets	1.66%	1.59%	4%	1.63%	2.03%	-20%
Net specific provision	(25)	(19)	32%	(44)	(28)	57%
Net specific provision as a % of average net advances	0.09%	0.09%	0%	0.09%	0.14%	-36%
Net non-accrual loans	47	41	15%	47	13	large
Net non-accrual loans as a % of net advances	0.08%	0.08%	0%	0.08%	0.06%	33%
Total employees	8,816	8,596	3%	8,816	3,822	large
Lending growth (including FX impact)	10.7%	162.4%	-93%	180.3%	7.7%	large
Lending growth (excluding FX impact)	3.2%	163.3%	-98%	162.4%	6.3%	large
External assets	69,801	67,921	3%	69,801	25,696	large
Risk weighted assets	49,863	46,900	6%	49,863	18,605	large

(1)       This excludes goodwill amortisation of $135 million (full year 2003: $6 million; Sep 2004 half: $77 million; Mar 2004 half: $58 million)

The following table represents the New Zealand geography in local currency (NZD).

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	NZ$M	NZ$M	%	NZ$M	NZ$M	%
Net interest income	859	684	26%	1,543	752	large
Fee income	308	263	17%	571	350	63%
Other operating income	78	69	13%	147	89	65%
Operating income	1,245	1,016	23%	2,261	1,191	90%
Operating expenses	(713)	(557)	28%	(1,270)	(578)	large
Profit before debt provision	532	459	16%	991	613	62%
Provision for doubtful debts	(71)	(62)	15%	(133)	(61)	large
Income tax expense	(163)	(136)	20%	(299)	(164)	82%
Outside equity interests	—	(2)	-100%	(2)	—	n/a
Net profit attributable to members of the Company	298	259	15%	557	388	44%
External assets	74,687	77,885	-4%	74,687	29,373	large
Risk weighted assets	53,353	53,781	-1%	53,353	21,267	large

National Bank of New Zealand (NBNZ)

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
NBNZ
Personal	74	48	54%	122	—	n/a
Rural	33	21	57%	54	—	n/a
Business Banking	50	28	79%	78	—	n/a
Corporate and Commercial	60	38	58%	98	—	n/a
Financial Markets	8	7	14%	15	—	n/a
Infrastructure	—	8	-100%	8		n/a
	225	150	50%	375	—	n/a

•      2004 result

NBNZ contributed $375 million profit (excluding goodwill amortisation, incremental integration costs and employee share plan costs) in the ten months since acquisition on 1 December 2003 (refer page 29 for comparison with proforma results published in the rights issue prospectus).

•             The National Bank has experienced 8% annualised growth in lending volumes since 1 December 2003 with strong growth in the residential housing market and in rural lending partly offset by institutional repayments.  Retail deposits have grown 3% since acquisition.

•             Other operating income for the 10 months reflects a slightly lower trend than prior to acquisition, with lower fee income from the corporate and capital markets businesses and certain structured finance transactions.

•             Operating expenses were well contained with continued focus on integration activities.

•             Economic loss provisioning methodologies have been implemented in NBNZ with a $62 million charge in the ten months to 30 September 2004 representing an annualised charge of 0.23% of net lending assets.

•      Comparison with the four months to 31 March 2004

NBNZ contributed $225 million in the six months to 30 September 2004 compared with $150 million in the four months to 31 March 2004.  After adjusting for the additional two months in the second half, NBNZ profit was flat.  Net interest income increased 6% driven by 4% lending growth, particularly home and rural lending and 4% deposit growth.  Reduced asset margins have been largely offset by increased deposit margins.  Other income, in NZD terms, was 5% lower reflecting reduced Financial Markets earnings.  Costs increased 7% primarily in personnel and other staff-related costs, in particular, as a result of the annual salary increases for award staff on 1 April 2004.  This was partly offset by a lower ELP charge following a detailed post acquisition review of ELP factors.

Acquisition and funding costs

The National Bank of New Zealand was purchased by ANZ Banking Group (New Zealand) Limited on 1 December 2003.  The acquisition was internally funded by three main sources: $1.0 billion ordinary shares, $1.3 billion redeemable preference shares and $2.6 billion intra-group interest bearing debt.  The pre-tax cost of this funding was $140 million for the ten months ($58 million in the four months to 31 March 2004).

The purchase price of $5,112 million differed from the $4,940 million published in the prospectus due to exchange rate movements, the impact of hedging and reduced acquisition costs.  The resulting goodwill of $3,266 million is being amortised in accordance with Australian Accounting Standards over 20 years with a charge of $129 million in the ten months since acquisition ($54 million in the four months to 31 March 2004).

Integration costs

Incremental integration costs of $22 million after tax have been incurred by New Zealand.  Of this, $14 million was incremental to the Group.  Non-incremental integration costs are $14 million after tax, of which $2 million after tax is in NBNZ.  Following integration these resources will be allocated to other projects.  Further details on integration are provided on page 28 of the results commentary.

ANZ New Zealand results

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
ANZ NZ businesses
ANZ NZ Banking	77	68	13%	145	141	3%
ANZ Mortgages	17	15	13%	32	36	-11%
ANZ Consumer Finance	23	20	15%	43	34	26%
Institutional	56	55	2%	111	113	-2%
UDC	19	18	6%	37	36	3%
Group Treasury, other and integration costs	5	(1)	large	4	(13)	large
	197	175	13%	372	347	7%

•      2004 result

Profit after tax increased 7% in ANZ New Zealand, or 9% after allowing for the negative impact of a weaker New Zealand Dollar.  Profit growth was driven mainly by the retail businesses with deposit margins widening as interest rates rose.  There was a lower contribution from Institutional with lower lending volumes and higher repayments.  This result also includes $12 million (post tax) of non-incremental integration costs.  Following completion of integration, these resources will be dedicated to other Group projects.  Key influences on the result include:

•             Net interest income increased 7% with lending volumes increasing 3% driven by growth in Mortgages (5%) and Business and Rural (5%).  Deposit volumes increased 5%, assisted by strong growth in Trade and Transaction Services.  The result was also assisted by a reduction in the cost of term funding.

Reduced asset margins, including a 5 basis point reduction in mortgage margins as a result of a reduction in spread between the cash rate and 90 day funding rates, have been offset by increased deposit margins.

•             Other operating income reduced 4% with volume related lending fee growth in Consumer Finance (10%) and Corporate (12%) offset by reduced revenue in Institutional with lower trading revenue in Financial Markets, reduced activity in the private equity business, and run off of certain structured financing activities.

•             Operating expenses were flat with annual salary increases, an increased number of frontline staff, and an increased spend on brand image and sales training being offset by cost savings in support areas.

•             Credit quality remains sound with economic loss provisions well in excess of net specific provisions.

•      Comparison with March 2004 half

Profit after tax at $197 million was up 13% on the March 2004 half, or 10% after allowing for the favourable impact of a stronger New Zealand dollar in the second half.  The strong profit growth was driven by the retail businesses with strong volume growth and margins particularly from retail deposits offset by lower contributions from institutional businesses due to lower lending volumes, transactional activity and higher repayments.  This result has been driven by revenue growth and cost containment.  Revenue increased 3% with growth in Consumer Finance (4%), ANZ New Zealand Banking (7%), and Trade and Transaction Services (9%).  Revenue in Institutional was flat while Treasury revenues reduced as a result of the rising rate environment.  The revenue result was also assisted by the reduced cost of term funding, and benefits from capital growth in the second half (impact of paying dividends annually).  Costs in NZD were 3% lower, with savings in support areas more than offsetting the cost of investment in initiatives.

ANZ New Zealand results

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
NZ Business
ANZ NZ Banking	77	68	13%	145	142	2%
ANZ Mortgages	17	15	13%	32	36	-11%
ANZ Consumer Finance	23	20	15%	43	34	26%
NBNZ	225	150	50%	375	—	n/a
Integration costs and other	(6)	(5)	20%	(11)	—	n/a
	336	248	35%	584	212	large

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Total NZ Geography
NZ Business	336	248	35%	584	212	large
Other previous ANZ NZ business	80	72	11%	152	136	12%
Acquisition and funding	(134)	(93)	44%	(227)	—	n/a
Incremental integration costs	(14)	—	n/a	(14)	—	n/a
	268	227	18%	495	348	42%

Asia Pacific

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	115	109	6%	224	220	2%
Fee income	59	51	16%	110	106	4%
Other operating income	70	80	-13%	150	161	-7%
Operating income	244	240	2%	484	487	-1%
Operating expenses	(107)	(102)	5%	(209)	(217)	-4%
Profit before debt provision	137	138	-1%	275	270	2%
Provision for doubtful debts	(16)	(18)	-11%	(34)	(35)	-3%
Income tax expense	(20)	(27)	-26%	(47)	(49)	-4%
Outside equity interests	(2)	(1)	100%	(3)	(2)	50%
Net profit attributable to members of the Company	99	92	8%	191	184	4%
Operating expenses(1) to operating income	43.0%	42.1%	2%	42.6%	43.7%	-3%
Net specific provision	(9)	(10)	-10%	(19)	(8)	large
Net non-accrual loans	22	24	-8%	22	31	-29%
Total employees	2,221	2,131	4%	2,221	2,096	6%

(1)       This excludes goodwill amortisation of $3 million (full year 2003: $4 million; Sep 2004 half: $2 million; Mar 2004 half: $1 million)

2004 result

Profit after tax increased 4% despite the impact of an appreciation in the AUD.  Excluding the impact of exchange rate movements, profit increased by 11% as a result of:

•                  Net interest income increased 14% driven by continued growth in the Indonesian Cards business, increased mortgage lending by Personal Banking in Singapore and a 13% increase in Fiji lending volumes as economic conditions, particularly in the tourism industry, continued to improve.

•                  Fee income increased 16%, driven by the growth in Indonesian Cards business, and growth in lending fees in Fiji with the draw-down of several large corporate deals.  The Trade Finance focus on trade flows between Australia and Asia also contributed to this improvement.

•                  Other operating income reduced 18% as a result of a $12 million reduction in equity-accounted profit from PT Panin.  This was partially offset by a withholding tax credit in PT Panin in the current year, a $2 million contribution from the newly-acquired stake in Metrobank Card Corporation in Philippines, increased foreign exchange earnings and a $2 million gain on surplus property sales in Fiji, Vanuatu and Papua New Guinea.

•                  Operating expenses increased by 6% as the Institutional business invested in frontline staff in Asia, capacity was built in Quest to support the centralisation of regional operations in Fiji and promotional spend was increased in the Indonesian Cards business.  These cost increases were partially offset by lower technology expenditure due to the rationalisation of non-core projects.

•                  Provision for doubtful debts increased by 15%, largely due to the growth in the volume of Cards business.  The overall quality of the Asian corporate loan book continues to improve, reflecting a much more focused approach to the regional Asian strategy.

Comparison with March 2004 half

Profit after tax increased 8% including a 3% benefit from exchange rate movements.  Revenue was stable with increased lending fees in Fiji and growth in Cards and Trade Finance businesses offsetting the reduction in equity-accounted profits from PT Panin.  Operating expenses increased 5% due to the investment in front line resources and increased marketing activity by Indonesian Cards.  Income tax expense decreased by $7 million largely due to a tax credit, arising from the repayment of foreign currency loans upon the exercise of options in PT Panin, an over provision of regional tax in prior periods and a one off tax credit, for the current period, in Fiji.

Other

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Net interest income	110	99	11%	209	205	2%
Fee income	62	62	0%	124	131	-5%
Other operating income	15	24	-38%	39	33	18%
Operating income	187	185	1%	372	369	1%
Operating expenses	(72)	(66)	9%	(138)	(140)	-1%
Profit before debt provision	115	119	-3%	234	229	2%
Provision for doubtful debts	(16)	(20)	-20%	(36)	(53)	-32%
Income tax expense	(31)	(22)	41%	(53)	(58)	-9%
Outside equity interests	—	—	n/a	—	(1)	-100%
Net profit attributable to members of the Company	68	77	-12%	145	117	24%
Operating expenses to operating income	38.5%	35.7%	8%	37.1%	37.9%	-2%
Net specific provision	(17)	(2)	large	(19)	(162)	-88%
Net non-accrual loans	169	177	-5%	169	223	-24%
Total employees	903	833	8%	903	821	10%

2004 result

Profit after tax increased by 24%.  Excluding the impact of exchange rates profit increased by 42%.  Significant influences on the result excluding the impact of exchange rates were:

•                  Net interest income increased 18% driven by an additional $49 million of interest earnings in the UK on increased capital levels associated with funding of the acquisition of NBNZ.  This increase was partly offset by a reduction in Corporate and Structured Financing in the UK and US, reflecting the strategy to de-risk offshore portfolios and a reduction in Treasury mismatch earnings with the run-off of higher yielding assets following an extended period of low and flat USD and GBP interest rates.

•                  Fee income increased 9% with increases in non-lending fees in Corporate and Structured Finance and Institutional Banking in the UK partly offset by a reduction in lending fee income reflecting the impact of the de-risking strategy on lending volumes and the push for non-lending income.

•                  Other operating income increased by 15% mainly due to a $12 million increase in foreign exchange earnings in the UK driven by higher customer demand.

•                  Operating expenses increased 8% driven by a 14% increase in personnel expenses (which constitute approximately 75% of expenses) with an additional 67 technology staff and an additional $8 million funding for the UK defined benefit pension plan.

•                  Provision for doubtful debts decreased 17% reflecting the reduction in lending volumes, particularly the US and UK Power and Telecommunications sectors.  Net specific provisions decreased 86% due to a reduction in large provisions required against the remaining US and UK Power and Telecommunications exposures.

Comparison with March 2004 half

Profit after tax decreased 12%.  After adjusting for the impact of exchange rate movements, profit decreased 18%.  A 2% increase in net interest income with an additional $11 million contribution from the capital earnings relating to the NBNZ acquisition was offset by a 4% decrease in fee income and a $4 million decrease in foreign exchange earnings.  Operating expenses increased 3% with an increased number of technology staff in India.  Provision for doubtful debts decreased 22% as a result of the strategy to de-risk offshore portfolios.  Income tax expense increased $9 million from the March half which included the release of a $7 million tax provision relating to prior year tax expense in the US.

FIVE YEAR SUMMARY

2004	2003	2002	2001	2000
$M	$M	$M	$M	$M
Statement of Financial Performance
Net interest income	5,254	4,311	4,018	3,833	3,801
Other operating income	3,391	2,808	2,970	2,573	3,790
Operating expense	(4,026)	(3,228)	(2,905)	(3,092)	(4,300)
Provision for doubtful debts	(632)	(614)	(860)	(531)	(502)
Profit before income tax	3,987	3,277	3,223	2,783	2,789
Income tax expense	(1,168)	(926)	(898)	(911)	(1,040)
Outside equity interest	(4)	(3)	(3)	(2)	(2)
Net profit attributable to members of the Company	2,815	2,348	2,322	1,870	1,747
Statement of Financial Position
Assets	259,345	195,591	183,105	185,493	172,467
Net assets	17,925	13,787	11,465	10,551	9,807
Ratios
Return on average ordinary equity(1)	18.1%	20.6%	23.2%	20.2%	19.3%
Return on average assets	1.2%	1.2%	1.3%	1.1%	1.1%
Tier 1 capital ratio	6.9%	7.7%	7.9%	7.5%	7.4%
Operating expenses(2) to operating income	45.3%	45.1%	46.0%	48.0%	56.5%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	17.0%	6.7%	15.3%	26.2%	36.3%
Market capitalisation	34,586	27,314	26,544	23,783	20,002
Dividend	101 cents	95 cents	85 cents	73 cents	64 cents
Franked portion
- interim	100%	100%	100%	100%	100%
- final	100%	100%	100%	100%	100%
Share price(3)
- high	$19.44	$18.45	$19.70	$16.71	$12.87
- low	$15.94	$15.01	$15.23	$12.63	$9.18
- closing	$19.02	$17.17	$16.88	$15.28	$12.70
Share information (per fully paid ordinary share)
Earnings per share - basic(3)	153.1	c	142.4	c	141.4	c	112.7	c	102.5	c
Dividend payout ratio	67.5%	64.2%	57.8%	62.0%	59.1%
Net tangible assets	$7.51	$7.49	$6.58	$5.96	$5.49
Number of fully paid ordinary shares on issue (millions)	1,818.4	1,521.7	1,503.9	1,488.3	1,506.2
Other information
Permanent employees (FTE’s)	27,383	21,586	21,380	21,403	21,774
Temporary employees (FTE’s)	1,372	1,551	1,102	1,098	1,360
Total employees	28,755	23,137	22,482	22,501	23,134
Point of representation	1,190	1,019	1,018	1,056	1,087
Number of shareholders(4)	257,072	223,545	198,716	181,667	179,829

(1)       Average ordinary shareholders’ equity excludes outside equity interests

(2)       Operating expenses $3,859 million (2003: $3,210 million; 2002: $3,133 million; 2001: $3,075 million; 2000: $4,288 million) excludes goodwill amortisation of $146 million (2003: $18 million; 2002: $20 million; 2001: $17 million; 2000: $12 million) and significant items in 2004 and 2002.

(3)       Prior periods adjusted for the bonus element of the rights issue

(4)       Excludes employees whose only ANZ shares are held in trust under ANZ employee share schemes

This page has been left blank intentionally

Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DISCLOSURES

Full year ended
30 September 2004

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements

1.	Accounting policies
2.	Income
3.	Operating Expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per share
7.	Net loans and advances
8.	Impaired assets
9.	Provision for doubtful debts
10.	Loan capital
11.	Share Capital
12.	Capital adequacy
13.	Average Balance Sheet and related interest
14.	Interest spreads and net interest average margins
15.	Derivative financial instruments
16.	Contingent liabilities and contingent assets
17.	Note to the Statement of Cash Flows
18.	Changes in composition of the Group
19.	Associates, joint venture entities and investments
20.	US GAAP reconciliation
21.	Exchange rates
22.	Significant events since balance date

Appendix 4E Statement

Definitions

Alphabetical Index

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
		$M	$M	%	$M	$M	%
Total income	2	9,282	8,226	13%	17,508	13,023	34%
Interest income		7,574	6,543	16%	14,117	10,215	38%
Interest expense		(4,829)	(4,034)	20%	(8,863)	(5,904)	50%
Net interest income		2,745	2,509	9%	5,254	4,311	22%
Other operating income	2	1,708	1,683	1%	3,391	2,808	21%
Operating income		4,453	4,192	6%	8,645	7,119	21%
Operating expenses	3	(2,124)	(1,902)	12%	(4,026)	(3,228)	25%
Profit before debt provision		2,329	2,290	2%	4,619	3,891	19%
Provision for doubtful debts	9	(319)	(313)	2%	(632)	(614)	3%
Profit before income tax		2,010	1,977	2%	3,987	3,277	22%
Income tax expense	4	(590)	(578)	2%	(1,168)	(926)	26%
Profit after income tax		1,420	1,399	2%	2,819	2,351	20%
Net profit attributable to outside equity interest		(1)	(3)	-67%	(4)	(3)	33%
Net profit attributable to shareholders of the Company		1,419	1,396	2%	2,815	2,348	20%

Currency translation adjustments, net of hedges after tax		487	(254)	large	233	(356)	large
Total adjustments attributable to shareholders of the company recognised directly into equity		487	(254)	large	233	(356)	large
Total changes in equity other than those resulting from transactions with shareholders as owners		1,906	1,142	67%	3,048	1,992	53%
Earnings per ordinary share (cents)

Basic	6	76.4	76.8	-1%	153.1	142.4	8%
Diluted		74.4	75.3	-1%	149.7	141.7	6%

Dividend per ordinary share (cents)	5	54	47	15%	101	95	6%

Net tangible assets per ordinary share ($)		7.51	6.94	8%	7.51	7.49	0%

The notes appearing on pages 65 to 91 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The impact of expensing options, and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the Company	1,419	1,396	2%	2,815	2,348	20%
Expenses attributable to:
Options issued to Group Heads(1)	(4)	(4)	0%	(8)	(8)	0%
Options issued to general management(1)	(11)	(12)	-8%	(23)	(24)	-4%
Shares issued under $1,000 employee share plan	—	(22)	-100%	(22)	(18)	22%
Total	1,404	1,358	3%	2,762	2,298	20%

(1)       Based on fair values estimated at grant date in accordance with the fair value measurement provisions of AASB 1046. Value of options amortised on a straight line basis over the vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
		$M	$M	$M	%	%
Assets
Liquid assets		6,363	5,732	6,592	11%	-3%
Due from other financial institutions		4,781	7,093	2,427	-33%	97%
Trading securities(1)		5,478	6,393	4,213	-14%	30%
Investment securities		7,746	6,669	4,767	16%	62%
Net loans and advances	7	204,962	188,858	149,465	9%	37%
Customer’s liability for acceptances		12,466	13,358	13,178	-7%	-5%
Regulatory deposits		176	107	101	64%	74%
Shares in associates and joint venture entities		1,960	1,905	1,814	3%	8%
Deferred tax assets		1,454	1,319	1,165	10%	25%
Goodwill(2)		3,269	3,202	160	2%	large
Other assets(3), (4)		9,158	11,117	10,224	-18%	-10%
Premises and equipment		1,532	1,535	1,485	0%	3%
Total assets		259,345	247,288	195,591	5%	33%
Liabilities
Due to other financial institutions		7,349	7,143	6,467	3%	14%
Deposits and other borrowings		168,557	163,208	124,494	3%	35%
Liability for acceptances		12,466	13,358	13,178	-7%	-5%
Income tax liabilities		1,914	1,454	1,083	32%	77%
Payables and other liabilities(4)		14,212	15,918	13,611	-11%	4%
Provisions		845	857	769	-1%	10%
Bonds and notes		27,602	21,245	16,572	30%	67%
Loan capital(5)	10	8,475	7,357	5,630	15%	51%
Total liabilities		241,420	230,540	181,804	5%	33%
Net assets		17,925	16,748	13,787	7%	30%
Shareholders’ equity
Ordinary share capital		8,005	7,865	4,175	2%	92%
Preference share capital		987	987	2,212	0%	-55%
Reserves		579	106	180	large	large
Retained profits		8,336	7,773	7,203	7%	16%
Share capital and reserves attributable to shareholders of the Company		17,907	16,731	13,770	7%	30%
Outside equity interests		18	17	17	6%	6%
Total shareholders’ equity		17,925	16,748	13,787	7%	30%

Derivative financial instruments	15
Contingent liabilities and contingent assets	16

(1)       Includes bills held in portfolio $1,875 million (Mar 2004: $1,387 million; Sep 2003: $820 million) which are part of net advances

(2)       Excludes notional goodwill in equity accounted entities, mainly $754 million included in the net carrying value of INGA (Mar 2004: $799 million; Sep 2003: $821 million)

(3)       Includes interest revenue receivable $1,568 million (Mar 2004: $1,310 million; Sep 2003: $1,085 million)

(4)       Other assets includes life insurance assets of $65 million (Mar 2004: $52 million; Sep 2003: nil). Payables and other liabilities includes policy holder liabilities of $30 million (Mar 2004: $25 million; Sep 2003: nil)

(5)       Includes $1,535 million (Mar 2004: $1,450 million; 2003: nil) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 65 to 91 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Share capital
Balance at start of period	8,852	6,387	39%	6,387	5,314	20%
Ordinary shares
Rights issue	(10)	3,572	large	3,562	—	n/a
Dividend reinvestment plan(1)	70	65	8%	135	115	17%
Group employee share acquisition scheme	23	24	-4%	47	48	-2%
Group share option scheme	57	29	97%	86	73	18%
Preference shares
New preference share issues	—	—	n/a	—	987	-100%
Redemption of preference shares	—	(1,225)	-100%	(1,225)	—	n/a
Retranslation of preference shares	—	—	n/a	—	(150)	-100%
Total share capital	8,992	8,852	2%	8,992	6,387	41%
Foreign currency translation reserve
Balance at start of period	(269)	(239)	13%	(239)	117	large
Currency translation adjustments net of hedges after tax	487	(254)	large	233	(356)	large
Transfer from general reserve	—	224	-100%	224	—	n/a
	218	(269)	large	218	(239)	large
General reserve
Balance at start of period	195	239	-18%	239	237	1%
TrUEPrs preference share gain on buy back	—	180	-100%	180	—	n/a
Transfer (to) from retained profits/FCTR	(14)	(224)	-94%	(238)	2	large
	181	195	-7%	181	239	-24%
Asset revaluation reserve	31	31	0%	31	31	0%
Capital reserve	149	149	0%	149	149	0%
Total reserves	579	106	large	579	180	large
Retained profits
Balance at start of period	7,773	7,203	8%	7,203	5,600	29%
Net profit attributable to shareholders of the Company	1,419	1,396	2%	2,815	2,348	20%
Total available for appropriation	9,192	8,599	7%	10,018	7,948	26%
Transfers from (to) reserves	14	—	n/a	14	(2)	large
Ordinary share dividends provided for or paid	(836)	(762)	10%	(1,598)	(641)	large
Preference share dividends paid	(34)	(64)	-47%	(98)	(102)	-4%
Retained profits at end of period	8,336	7,773	7%	8,336	7,203	16%
Total shareholders’ equity attributable to shareholders of the Company	17,907	16,731	7%	17,907	13,770	30%

(1)       Ordinary shares are also issued under the ANZ Bonus Option Plan

The notes appearing on pages 65 to 91 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Half year Sep 04 Inflows (Outflows)	Half year Mar 04 Inflows (Outflows)	Full year Sep 04 Inflows (Outflows)	Full year Sep 03 Inflows (Outflows)
		$M	$M	$M	$M
Cash flows from operating activities
Interest received		7,783	6,732	14,515	10,887
Dividends received		2	1	3	7
Fees and other income received		2,022	1,235	3,257	3,170
Interest paid		(4,529)	(3,729)	(8,258)	(5,724)
Personnel expenses paid		(1,120)	(990)	(2,110)	(1,848)
Premises expenses paid		(156)	(156)	(312)	(279)
Other operating expenses paid		(1,141)	(952)	(2,093)	(1,952)
Income taxes paid
Australia		(50)	79	29	(1,146)
Overseas		(164)	(112)	(276)	(166)
Net GST paid		(8)	(11)	(19)	1
Net (increase) decrease in trading securities		1,070	(556)	514	1,669
Net cash provided by operating activities	17	3,709	1,541	5,250	4,619
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		(7)	(318)	(325)	1,113
Due from other financial institutions		1,151	(629)	522	(44)
Regulatory deposits		(63)	(13)	(76)	52
Loans and advances		(12,201)	(10,556)	(22,757)	(19,944)
Shares in controlled entities and associates		(14)	(21)	(35)	(2)
Investment securities
Purchases		(3,382)	(4,178)	(7,560)	(3,871)
Proceeds from sale or maturity		2,495	2,355	4,850	2,445
Controlled entities and associates
Purchased (net of cash acquired)		68	(3,292)	(3,224)	—
Premises and equipment
Purchases		(155)	(145)	(300)	(368)
Proceeds from sale		23	30	53	51
Other		593	1,142	1,735	1,401
Net cash (used in) investing activities		(11,492)	(15,625)	(27,117)	(19,167)
Cash flows from financing activities
Net (decrease)increase
Due to other financial institutions		(1,257)	985	(272)	(2,946)
Deposits and other borrowings		3,167	8,049	11,216	13,995
Payables and other liabilities		(431)	(630)	(1,061)	1,000
Bonds and notes
Issue proceeds		6,550	7,631	14,181	8,255
Redemptions		(2,408)	(1,692)	(4,100)	(4,095)
Loan capital
Issue proceeds		685	2,009	2,694	3,380
Redemptions		—	(368)	(368)	(437)
Decrease in outside equity interests		—	(1)	(1)	(1)
Dividends paid		(800)	(761)	(1,561)	(1,322)
Share capital issues		70	3,625	3,695	120
StEPs preference share issue		—	—	—	1,000
StEPs issues costs		—	—	—	(13)
Preference share buyback		—	(1,045)	(1,045)	—
Net cash provided by financing activities		5,576	17,802	23,378	18,936
Net cash provided by operating activities		3,709	1,541	5,250	4,619
Net cash (used in) investing activities		(11,492)	(15,625)	(27,117)	(19,167)
Net cash provided by financing activities		5,576	17,802	23,378	18,936
Net (decrease)increase in cash and cash equivalents		(2,207)	3,718	1,511	4,388
Cash and cash equivalents at beginning of period		8,454	7,315	7,315	7,925
Foreign currency translation on opening balances		1,607	(2,579)	(972)	(4,998)
Cash and cash equivalents at end of period	17	7,854	8,454	7,854	7,315

The notes appearing on pages 65 to 91 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.                    Accounting policies

These consolidated financial statements:

•                  should be read in conjunction with any public announcements made by the Parent Entity and its controlled entities (the Group) for the year ended 30 September 2004 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

•                  are made out in accordance with the Corporations Act 2001, ASX listing rules, applicable Accounting Standards, Urgent Issues Group Concensus Views and other mandatory reporting requirements.

•                  do not include all notes of the type normally included in the annual financial report.

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are the same as those to be applied in the 30 September 2004 Annual and Financial Reports.  The accounting policies are consistent with those of the previous financial year.

Details of critical accounting policies are shown on pages 30 to 32.

2.              Income

Net interest income

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v.Sep 03
	$M	$M	%	$M	$M	%

Interest income	7,574	6,543	16%	14,117	10,215	38%
Interest expense	(4,829)	(4,034)	20%	(8,863)	(5,904)	50%
Net interest income	2,745	2,509	9%	5,254	4,311	22%

Other Operating Income
Fee income
Lending	506	496	2%	1,002	933	7%
Other	754	665	13%	1,419	1,115	27%
Total fee income	1,260	1,161	9%	2,421	2,048	18%
Other income
Foreign exchange earnings	213	198	8%	411	348	18%
Profit on trading instruments	71	80	-11%	151	110	37%
Net profit before tax from the close out of theTrUEPrs swap(1)	—	108	-100%	108	—	n/a
Hedge of TrUEPrS cash flows	—	2	-100%	2	71	-97%
INGA completion account profit(1)	14	—	n/a	14	—	n/a
Share of joint venture: Profit from INGA joint venture	57	40	43%	97	55	76%
Share of associates profit (net of writeoffs)	21	27	-22%	48	51	-6%
Other	72	67	7%	139	125	11%
Total other income	448	522	-14%	970	760	28%
Total other operating income	1,708	1,683	1%	3,391	2,808	21%
Total income	9,282	8,226	13%	17,508	13,023	34%
Profit before income tax as a % of total income	21.7%	24.0%	-10%	22.8%	25.2%	-10%

(1).      Significant transaction, refer page 12

Interest spread and net interest average margin (%)

Gross interest spread	2.02	2.14	n/a	2.08	2.28	n/a
Interest forgone on impaired assets	(0.02)	(0.03)	n/a	(0.02)	(0.03)	n/a
Net interest spread	2.00	2.11	n/a	2.06	2.25	n/a
Interest attributable to net non-interest bearing items	0.45	0.42	n/a	0.43	0.42	n/a
Net interest average margin	2.45	2.53	n/a	2.49	2.67	n/a
Average interest earning assets ($M)	225,220	199,086	13%	212,153	162,154	31%

3.              Operating Expenses

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Personnel
Pension fund	76	69	10%	145	109	33%
Employee entitlements & taxes	73	71	3%	144	122	18%
Salaries and wages	747	684	9%	1,431	1,177	22%
Other	223	188	19%	411	342	20%
Total personnel expenses	1,119	1,012	11%	2,131	1,750	22%
Premises
Amortisation & depreciation	13	12	8%	25	31	-19%
Rent	101	96	5%	197	154	28%
Utilities and other outgoings	59	50	18%	109	88	24%
Other	13	9	44%	22	22	0%
Total premises expenses	186	167	11%	353	295	20%
Computer
Computer contractors	15	10	50%	25	18	39%
Data communications	41	42	-2%	83	61	36%
Depreciation and amortisation	123	117	5%	240	183	31%
Rentals and repairs	27	32	-16%	59	70	-16%
Software purchased	46	55	-16%	101	103	-2%
Other	27	18	50%	45	30	50%
Total computer expenses	279	274	2%	553	465	19%
Other
Advertising and public relations	73	57	28%	130	91	43%
Amortisation of goodwill	83	63	32%	146	18	large
Audit fees	2	2	0%	4	3	33%
Depreciation of furniture and equipment	25	19	32%	44	33	33%
Freight and cartage	21	20	5%	41	35	17%
Loss on disposal of premises and equipment	5	1	large	6	7	-14%
Non-lending losses, frauds and forgeries	25	24	4%	49	48	2%
Postage & stationery	61	50	22%	111	92	21%
Professional fees	63	50	26%	113	102	11%
Telephone	29	28	4%	57	49	16%
Travel	56	44	27%	100	78	28%
Other	68	60	13%	128	102	25%
Total other expenses	511	418	22%	929	658	41%
Restructuring	29	31	-6%	60	60	0%
Operating expenses	2,124	1,902	12%	4,026	3,228	25%

Employees (FTE) - Permanent	27,383	26,585	3%	27,383	21,586	27%
Employees (FTE) - Temporary	1,372	1,386	-1%	1,372	1,551	-12%
Total employees	28,755	27,971	3%	28,755	23,137	24%

4.              Income tax expense

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%

Operating profit before income tax	2,010	1,977	2%	3,987	3,277	22%
Prima facie income tax at 30%	603	593	2%	1,196	983	22%
Tax effect of permanent differences
Overseas tax rate differential	11	9	22%	20	15	33%
Rebateable and non-assessable dividends	(10)	(10)	0%	(20)	(16)	25%
Other non-assessable income	(17)	(15)	13%	(32)	(31)	3%
Profit from associated entities and joint venture entities	(23)	(20)	15%	(43)	(32)	34%
Life insurance accounting	(2)	(2)	0%	(4)	—	n/a
Goodwill amortisation	27	19	42%	46	5	large
Other	2	5	-60%	7	5	40%
	591	579	2%	1,170	929	26%
Income tax (over) under provided in prior years	(1)	(1)	0%	(2)	(3)	-33%
Total income tax expense on profit	590	578	2%	1,168	926	26%
Australia	392	410	-4%	802	672	19%
Overseas	198	168	18%	366	254	44%
	590	578	2%	1,168	926	26%
Effective tax rate	29.4%	29.2%	1%	29.3%	28.3%	4%

5.              Dividends

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	n/a	47	n/a	47	44	7%
Final (fully franked)	54	n/a	n/a	54	51	6%

Ordinary share dividend(1), (2)
Interim dividend paid	850	—	n/a	850	666	28%
Final dividend paid	—	777	-100%	777	—	n/a
Bonus option plan adjustment(3)	(14)	(15)	-7%	(29)	(25)	16%
Total	836	762	10%	1,598	641	large

Ordinary share dividend payout ratio (%)(4)	71.0%	63.8%	11%	67.5%	64.2%	5%

(1)       Excludes preference share dividend

(2)       Change in accounting standard in 2003.  Dividends no longer accrued and recorded when declared.

(3)       This relates to prior period and interim dividend payment

(4)       Dividend payout ratio calculated using proposed full year dividend of $983 million not included in the above table.  Dividend payout ratio for March 2004 calculated using $850 million dividends paid in the September 2004 half.  Dividend payout ratio for September 2003 calculated using $777 million dividends paid in the March 2004 half

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Preference share dividend
TrUEPrS(1)	1	35	-97%	36	102	-65%
ANZ StEPS	33	29	14%	62	—	n/a
	34	64	-47%	98	102	-4%

Dividend per preference share
TrUEPrS (USD cents)	0	20.7	-100%	20.7	50.2	-59%
ANZ StEPS (AUD)	$3.46	$2.94	18%	$6.40	$0.00	n/a

(1)       The 2004 dividend on TrUEPrS is included in significant items.  Refer page 12.  The $1 million impact in the September half results from the retranslation of the TrUEPrS dividend at the closing exchange rate.

6.              Earnings per share

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Number of fully paid ordinary shares on issue ($)	1,818.4	1,808.2	1%	1,818.4	1,521.7	19%

Basic
Net profit attributable to members of the Company(1) ($M)	1,419	1,396	2%	2,815	2,348	20%
Preference Share dividends	34	64	-47%	98	102	-4%
Net profit excluding preference share dividends	1,385	1,332	4%	2,717	2,246	21%

Weighted average number of ordinary shares prior to rights issue (M)	1,813.9	1,521.8	19%	1,521.8	1,514.2	1%
Weighted average number of ordinary shares issued post rights issue (M)	—	4.7	-100%	10.0	—	n/a
Weighted average number of ordinary shares issued under rights issue (M)	—	187.1	-100%	232.0	—	n/a
Weighted average number of shares prior to dilution for rights issue (M)	1,813.9	1,713.6	6%	1,763.8	1,514.2	16%

Discount factor based on Theoretical Rights(2)	—	0.9866		0.9933	0.9597
Adjustment for the impact of rights issue (M)	—	20.7		10.3	63.6
Adjusted weighted average number of shares (M)	1,813.9	1,734.3		1,774.1	1,577.8

Basic earnings per share (cents)(3)	76.4	76.8	-1%	153.1	142.4	8%

Diluted
Net profit attributable to members of the company excluding interest on Hybrid securities(4) ($M)	1,411	1,350	5%	2,761	2,246	23%

Adjusted weighted average number of shares on issue (M)	1,813.9	1,734.3	5%	1,774.1	1,577.8	12%
Weighted average number of Options outstanding (M)	5.4	6.6	-18%	6.2	7.2	-14%
Weighted average number of convertible US Hybrid securities at current market price(4) (M)	76.1	52.2	46%	64.5	—	n/a
Adjusted weighted average number of shares - diluted (M)	1,895.4	1,793.1	6%	1,844.8	1,585.0	16%

Diluted earnings per share (cents)	74.4	75.3	-1%	149.7	141.7	6%

Adjusted Basic
Net profit attributable to members of the company(1) ($M)	1,385	1,332	4%	2,717	2,246	21%
Significant items - included in profit after tax(5)	—	(84)	-100%	(84)	—	n/a
- preference dividend(5) for TrUEPrS	1	35	-97%	36	—	n/a
Earnings excluding significant items	1,386	1,283	8%	2,669	2,246	19%
Earnings per share (cents) excluding significant items	76.4	74.0	3%	150.4	142.4	6%

Net profit attributable to members of the Company(1) ($M)	1,385	1,332	4%	2,717	2,246	21%
Significant items - included in profit after tax	—	(84)	-100%	(84)	—	n/a
- preference dividend(5) for TrUEPrS	1	35	-97%	36	—	n/a
Goodwill amortisation (excluding NBNZ)(6)	29	31	-6%	60	62	-3%
Goodwill amortisation - NBNZ	75	54	39%	129	—	n/a
Earnings excluding significant items and goodwill amortisation	1,490	1,368	9%	2,858	2,308	24%
Earnings per share (cents) excluding significant items and goodwill amortisation(3)	82.1	78.9	4%	161.1	146.3	10%

(1)       Adjusted for preference share dividend

(2)       Refer page 20 for calculation details

(3)       Discounted for rights issue

(4)       Interest expense on US Hybrid securities was $37 million (Mar 2004: $26 million). Share price $20.07 at 30 September 2004. Refer Note 10 for details on US Hybrid

(5)       Refer page 12 for an explanation

(6)       Includes INGA notional goodwill amortisation

7.              Net loans and advances

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Australia
Term loans - housing(3)	71,499	67,745	62,482	6%	14%
Term loans - non housing(1)	49,217	44,186	41,133	11%	20%
Lease finance / hire purchase	9,760	9,178	8,740	6%	12%
Overdrafts	4,390	4,149	3,915	6%	12%
Credit cards outstanding	4,523	4,348	4,265	4%	6%
Other	1,091	1,018	785	7%	39%
	140,480	130,624	121,320	8%	16%
New Zealand
Term loans - housing	31,519	28,243	10,551	12%	large
Term loans - non housing(1)	22,472	20,143	7,425	12%	large
Lease finance / hire purchase	1,010	872	866	16%	17%
Overdrafts	1,604	1,540	611	4%	large
Credit cards outstanding	1,032	983	491	5%	large
Other	584	827	985	-29%	-41%
	58,221	52,608	20,929	11%	large
Overseas markets
Term loans - housing	464	385	361	21%	29%
Term loans - non housing(1)	8,730	7,986	8,984	9%	-3%
Lease finance / hire purchase	111	87	239	28%	-54%
Overdrafts	558	554	740	1%	-25%
Credit cards outstanding	128	117	134	9%	-4%
Other	122	109	80	12%	53%
	10,113	9,238	10,538	9%	-4%
Total gross loans and advances(2), (3)	208,814	192,470	152,787	8%	37%
Less:
Provision for doubtful debts	(2,376)	(2,247)	(2,018)	6%	18%
Income yet to mature	(1,476)	(1,365)	(1,304)	8%	13%
Total net loans and advances(2), (3)	204,962	188,858	149,465	9%	37%

(1)       Includes Equity Loans which are reported in Mortgages

(2)       Bills held in portfolio, $1,875 million (Mar 2004: $1,387 million; Sep 2003: $820 million) are included in trading securities

(3)       Securitised mortgages outstanding $2,272 million(Mar 2004: $1,066 million; Sep 2003: $1,295 million) not included in net loans and advances

8.     Impaired assets

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	829	931	1,007	-11%	-18%
Restructured loans	32	—	—	n/a	n/a
Unproductive facilities	29	44	39	-34%	-26%
Gross impaired assets	890	975	1,046	-9%	-15%
Less specific provisions:
Non-accrual loans	(378)	(414)	(482)	-9%	-22%
Unproductive facilities	(6)	(5)	(2)	20%	large
Net impaired assets	506	556	562	-9%	-10%

Non-accrual loans
Non-accrual loans	829	931	1,007	-11%	-18%
Specific provisions	(378)	(414)	(482)	-9%	-22%
Total net non-accrual loans	451	517	525	-13%	-14%

Before specific provisions
Australia	422	516	522	-18%	-19%
New Zealand	115	109	22	6%	large
Overseas markets	292	306	463	-5%	-37%
Total non-accrual loans	829	931	1,007	-11%	-18%

After specific provisions
Australia	213	275	256	-23%	-17%
New Zealand	47	41	13	15%	large
Overseas markets	191	201	256	-5%	-25%
Total net non-accrual loans	451	517	525	-13%	-14%

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
New and increased non accrual loans
Australia	323	329	-2%	652	538	21%
New Zealand	101	73	38%	174	98	78%
Overseas markets	55	194	-72%	249	352	-29%
Total new non accrual loans	479	596	-20%	1,075	988	9%

Further analysis on non-accrual loans at 30 September 2004 and interest and/or other income received during the period is as follows:

	Gross balance outstanding	Specific Provision	Interest and / or other income received
	$M	$M	$M
Non-accrual loans
Without provisions
Australia	82	—	3
New Zealand	6	—	—
Overseas markets	27	—	7
	115	—	10
With provisions and no, or partial, performance(1)
Australia	338	208	3
New Zealand	109	69	1
Overseas markets	265	100	5
	712	377	9
With provisions and full performance(1)
Australia	1	1	—
Overseas markets	1	—	—
	2	1	—
Total non-accrual loans	829	378	19
Unproductive facilities	29	6	—
Total	858	384	19

(1)         A loan’s performance is assessed against its contractual repayment schedule

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Unproductive facilities
Australia	22	27	23	-19%	-4%
Overseas markets	7	17	16	-59%	-56%
Gross unproductive facilities	29	44	39	-34%	-26%
Specific provision
Australia	—	—	1	n/a	-100%
Overseas markets	6	5	1	20%	large
Specific provision	6	5	2	20%	large
Net unproductive facilities	23	39	37	-41%	-38%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 72.

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Accruing loans past due 90 days or more
Australia	188	170	175	11%	7%
New Zealand	77	65	18	18%	large
Overseas markets	28	21	20	33%	40%
	293	256	213	14%	38%

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	12	17	-29%	29	36	-19%
New Zealand	4	4	0%	8	2	large
Overseas markets	11	14	-21%	25	31	-19%
Total gross interest and other income receivable on impaired assets	27	35	-23%	62	69	-10%
Interest and other income received
Australia	(3)	(3)	0%	(6)	(10)	-40%
New Zealand	(1)	—	n/a	(1)	(1)	0%
Overseas markets	(4)	(8)	-50%	(12)	(12)	0%
Total interest income and other income received	(8)	(11)	-27%	(19)	(23)	-17%
Net interest and other income forgone
Australia	9	14	-36%	23	26	-12%
New Zealand	3	4	-25%	7	1	large
Overseas markets	7	6	17%	13	19	-32%
Total net interest and other income forgone	19	24	-21%	43	46	-7%

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

9.                                      Provision for doubtful debts

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
General provision
Balance at start of period	1,828	1,534	19%	1,534	1,496	3%
Acquisition of provisions	—	216	-100%	216	—	n/a
Adjustment for exchange rate fluctuations	92	(39)	large	53	(49)	large
Charge to statement of financial performance	319	313	2%	632	614	3%
Transfer to specific provision	(297)	(228)	30%	(525)	(588)	-11%
Recoveries	50	32	56%	82	61	34%
Total general provision	1,992	1,828	9%	1,992	1,534	30%
Specific provision
Balance at start of period	419	484	-13%	484	585	-17%
Acquisition of provisions	—	57	-100%	57	—	n/a
Adjustment for exchange rate fluctuations	9	(11)	large	(2)	(49)	-96%
Bad debts written off	(341)	(339)	1%	(680)	(640)	6%
Transfer from general provision	297	228	30%	525	588	-11%
Total specific provision	384	419	-8%	384	484	-21%
Total provisions for doubtful debts	2,376	2,247	6%	2,376	2,018	18%

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Provision movement analysis
New and increased provisions
Australia	247	212	17%	459	418	10%
New Zealand	40	40	0%	80	45	78%
Overseas markets	51	35	46%	86	212	-59%
	338	287	18%	625	675	-7%
Provision releases	(41)	(59)	-31%	(100)	(87)	15%
	297	228	30%	525	588	-11%
Recoveries of amounts previously written off	(50)	(32)	56%	(82)	(61)	34%
Net specific provisions	247	196	26%	443	527	-16%
Net credit to general provision	72	117	-38%	189	87	large
Charge to statement of financial performance	319	313	2%	632	614	3%

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Specific provision balance
Australia	209	243	267	-14%	-22%
New Zealand	68	68	9	0%	large
Domestic markets	277	311	276	-11%	0%
Overseas markets	107	108	208	-1%	-49%
Total specific provision	384	419	484	-8%	-21%
General provision	1,992	1,828	1,534	9%	30%
Total provisions for doubtful debts	2,376	2,247	2,018	6%	18%

10.                               Loan capital

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Hybrid loan capital
US stapled trust security issue(1)	1,535	1,450	6%	1,535	—	n/a
Perpetual subordinated notes	419	396	6%	419	442	-5%
Subordinated notes	6,521	5,511	18%	6,521	5,188	26%
Total Loan Capital	8,475	7,357	15%	8,475	5,630	51%

(1).        Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes.  Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes.  For discussion of major movements refer page 27

11.                               Share Capital

Issued and quoted securities

	Number quoted	Issue price per share		Amount paid up per share
Ordinary shares
As at 30 September 2004	1,818,401,807

Issued during year
Rights Issue(1)	276,847,766
Other	19,867,481
Preference shares
As at 30 September 2004
ANZ StEPS(1)	10,000,000		$100		$100

Bought back during year TrUEPrS(1)	124,032,000	US$	6.25	US$	6.25

(1).        Refer page 27

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Net profit as a % of shareholders’ equity including preference shares at end of period	15.8%	16.7%	-5%	15.7%	17.1%	-8%

12.                               Capital adequacy

	As at Sep 04	As at Mar 04	As at Sep 03	Movt Sep 04 v. Mar 04	Movt Sep 04 v. Sep 03
	$M	$M	$M	%	%
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	17,925	16,748	13,787	7%	30%
Hybrid loan capital(1)	1,535	1,450	—	6%	n/a
Less: Asset revaluation reserve	(31)	(31)	(31)	0%	0%
Dividend	(983)	(850)	(777)	16%	27%
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(218)	(169)	(168)	29%	30%
Unamortised goodwill and other intangibles(2)	(4,170)	(4,096)	(1,044)	2%	large
Capitalised expenses(3)	(465)	—	—	n/a	n/a
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
Tier 1 capital	13,566	13,025	11,740	4%	16%
Tier 2
Asset revaluation reserve	31	31	31	0%	0%
Perpetual subordinated notes	419	396	442	6%	-5%
General provision for doubtful debts	1,342	1,232	1,029	9%	30%
	1,792	1,659	1,502	8%	19%
Subordinated notes	6,052	5,198	4,563	16%	33%
Tier 2 capital	7,844	6,857	6,065	14%	29%
Deductions
Investment in funds management and securitisation entities	107	78	56	37%	91%
Investment in joint venture with INGA	708	708	708	0%	0%
Other	204	190	156	7%	31%
Total deductions	1,019	976	920	4%	11%
Total qualifying capital	20,391	18,906	16,885	8%	21%
Adjusted common equity
Tier 1 capital	13,566	13,025	11,740	4%	16%
Less: Preference share capital	2,535	2,450	2,141	3%	18%
Deductions	1,019	976	920	4%	11%
Adjusted common equity	10,012	9,599	8,679	4%	15%
Ratios (%)
Tier 1	6.9%	7.0%	7.7%	-1%	-10%
Tier 2	4.0%	3.7%	4.0%	8%	0%
	10.9%	10.7%	11.7%	2%	-7%
Less: Deductions	(0.5)%	(0.5)%	(0.6)%	0%	-17%
Total	10.4%	10.2%	11.1%	2%	-6%
Adjusted common equity	5.1%	5.2%	5.7%	-2%	-11%
Risk weighted assets	196,664	186,157	152,164	6%	29%

(1).        Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status. Refer Note 10

(2).        From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital, prior to this the deduction was from total capital

(3).        From 1 July 2004, APRA requires certain capitalised expenses to be deducted from Tier 1 Capital.

	Assets		Risk Weighted Assets
Statement of financial position	Sep 2004	Sep 2003	Sep 2004	Sep 2003
	$M	$M	$M	$M

Zero risk weighted assets	24,467	19,817	—	—
Claims on approved banks and local governments	12,593	8,350	2,519	1,670
Advances secured by mortgages eligible for 50% risk weighting	106,013	76,711	53,007	38,355
Other assets - credit risk	113,218	88,042	113,218	88,042
Total statement of financial position assets - credit risk	256,291	192,920	168,744	128,067
Trading assets - market risk	3,054	2,671	n/a	n/a
Total statement of financial position assets	259,345	195,591	168,744	128,067

	Notional Amount		Credit Equivalent		Risk Weighted Assets
Off-balance sheet exposures	Sep 2004	Sep 2003	Sep 2004	Sep 2003	Sep 2004	Sep 2003
	$M	$M	$M	$M	$M	$M

Direct credit substitutes	10,262	9,771	10,262	9,771	8,173	8,115
Trade and performance related items	11,887	10,782	5,265	4,864	4,728	4,502
Commitments	78,914	65,396	12,385	7,632	10,239	7,422
Foreign exchange, interest rate and other market related transactions	672,500	516,773	11,692	11,469	3,790	3,387
Total off balance sheet exposures - credit risk	773,563	602,722	39,604	33,736	26,930	23,426
Total risk weighted assets - credit risk					195,674	151,493
Risk weighted assets - market risk					990	671
Total risk weighted assets - credit risk					196,664	152,164

13.                               Average Balance Sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Full year Sep 04			Full year Sep 03
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%
Interest earning assets
Due from other financial institutions
Australia	578	29	5.0%	432	21	4.9%
New Zealand	2,728	137	5.0%	582	23	4.0%
Overseas markets	2,322	43	1.9%	2,046	48	2.3%
Investments in public securities
Australia	7,231	389	5.4%	6,390	301	4.7%
New Zealand	3,038	150	4.9%	1,642	73	4.4%
Overseas markets	3,175	95	3.0%	1,870	78	4.2%
Loans, advances and bills discounted
Australia	129,658	8,893	6.9%	110,260	7,263	6.6%
New Zealand	48,346	3,701	7.7%	20,365	1,637	8.0%
Overseas markets	9,810	421	4.3%	12,213	503	4.1%
Other assets
Australia	1,524	127	8.3%	1,606	105	6.5%
New Zealand	1,808	36	2.0%	1,353	46	3.4%
Overseas markets	1,935	127	6.6%	3,395	140	4.1%
Intragroup assets
Overseas markets	10,670	225	2.1%	9,858	200	2.0%
	222,823	14,373		172,012	10,438
Intragroup elimination	(10,670)	(225)		(9,858)	(200)
	212,153	14,148	6.7%	162,154	10,238	6.3%

Non-interest earning assets
Acceptances
Australia	13,398			13,492
Overseas markets	54			88
Premises and equipment	1,460			1,436
Other assets	18,224			15,781
Provisions for doubtful debts
Australia	(1,762)			(1,838)
New Zealand	(481)			(211)
Overseas markets	(66)			(75)
	30,827			28,673
Average assets total	242,980			190,827

	Full year Sep 04			Full year Sep 03
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%
Interest bearing liabilities
Time deposits
Australia	30,839	1,589	5.2%	25,171	1,165	4.6%
New Zealand	20,910	1,138	5.4%	10,666	570	5.3%
Overseas markets	12,772	296	2.3%	14,738	336	2.3%
Savings deposits
Australia	13,017	352	2.7%	11,959	279	2.3%
New Zealand	6,463	212	3.3%	3,285	79	2.4%
Overseas markets	386	3	0.8%	405	3	0.7%
Other demand deposits
Australia	29,737	1,182	4.0%	26,718	963	3.6%
New Zealand	6,428	256	4.0%	2,108	98	4.6%
Overseas markets	662	9	1.4%	642	9	1.4%
Due to other financial institutions
Australia	1,452	85	5.9%	957	49	5.1%
New Zealand	1,608	76	4.7%	631	23	3.6%
Overseas markets	3,736	77	2.1%	6,446	111	1.7%
Commercial paper
Australia	5,824	308	5.3%	5,216	252	4.8%
New Zealand	6,764	383	5.7%	—	—	0.0%
Overseas markets	6,485	74	1.1%	4,740	58	1.2%
Borrowing corporations’ debt
Australia	7,092	371	5.2%	6,626	337	5.1%
New Zealand	1,925	110	5.7%	1,824	108	5.9%
Loan capital, bonds and notes
Australia	29,631	1,575	5.3%	19,783	1,011	5.1%
New Zealand	2,009	121	6.0%	521	37	7.1%
Overseas markets	150	3	2.0%	184	4	2.2%
Other liabilities(1)
Australia	4,232	543	n/a	2,714	292	n/a
New Zealand	40	83	n/a	96	97	n/a
Overseas markets	82	17	n/a	33	23	n/a
Intragroup liabilities
Australia	5,644	(19)	-0.3%	7,926	134	1.7%
New Zealand	5,026	244	4.9%	1,932	66	3.4%
	202,914	9,088		155,321	6,104
Intragroup elimination	(10,670)	(225)		(9,858)	(200)
	192,244	8,863	4.6%	145,463	5,904	4.1%

Non-interest bearing liabilities
Deposits
Australia	3,958			3,656
New Zealand	2,619			1,159
Overseas markets	867			683
Acceptances	—			—
Australia	13,398			13,492
Overseas markets	54			88
Other liabilities	13,611			14,113
	34,507			33,191
Average total liabilities	226,751			178,654

(1)           Includes foreign exchange swap costs

	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03
	$M	$M	$M	$M
Total average assets
Australia	168,841	157,048	162,944	142,491
New Zealand	67,964	54,089	61,027	25,333
Overseas markets	29,535	29,822	29,679	32,861
less intragroup elimination	(10,281)	(11,059)	(10,670)	(9,858)
	256,059	229,900	242,980	190,827
% of total average assets attributable to overseas activities	34.1%	31.7%	32.9%	25.3%
Total average liabilities
Australia	159,956	147,897	153,927	134,462
New Zealand	63,886	51,216	57,550	24,071
Overseas markets	25,478	26,410	25,944	29,979
less intragroup elimination	(10,281)	(11,059)	(10,670)	(9,858)
	239,039	214,464	226,751	178,654
Total average shareholders’ equity
Ordinary share capital	16,033	13,966	15,000	10,929
Preference share capital	987	1,470	1,229	1,244
	17,020	15,436	16,229	12,173
Total average liabilities and shareholders’ equity	256,059	229,900	242,980	190,827
% of total average liabilities attributable to overseas activities	35.1%	34.1%	34.6%	29.2%

Average interest earning assets
Australia	144,305	133,679	138,991	118,688
New Zealand	63,016	48,825	55,920	23,942
Overseas markets	28,180	27,641	27,912	29,382
less intragroup elimination	(10,281)	(11,059)	(10,670)	(9,858)
	225,220	199,086	212,153	162,154

14.                               Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03
	%	%	%	%
Gross earnings rate(1)
Australia	6.83	6.74	6.79	6.48
New Zealand	7.33	7.03	7.20	7.43
Overseas markets	3.32	3.21	3.27	3.30
Total Group	6.74	6.59	6.67	6.31

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	2.06	2.16	2.11	2.31
Interest forgone on impaired assets	(0.01)	(0.02)	(0.02)	(0.02)
Net interest spread	2.05	2.14	2.09	2.29
Interest attributable to net non-interest bearing items	0.38	0.40	0.39	0.41
Net interest average margin - Australia	2.43	2.54	2.48	2.70

New Zealand
Gross interest spread	2.05	2.12	2.08	2.30
Interest forgone on impaired assets	(0.01)	(0.01)	(0.01)	(0.00)
Net interest spread	2.04	2.11	2.07	2.30
Interest attributable to net non-interest bearing items	0.45	0.41	0.43	0.62
Net interest average margin - New Zealand	2.49	2.52	2.50	2.92

Overseas markets
Gross interest spread	1.32	1.36	1.34	1.37
Interest forgone on impaired assets	(0.04)	(0.05)	(0.04)	(0.07)
Net interest spread	1.28	1.31	1.30	1.30
Interest attributable to net non-interest bearing items	0.32	0.19	0.25	0.15
Net interest average margin - Overseas markets	1.60	1.50	1.55	1.45

Group
Gross interest spread	2.02	2.14	2.08	2.28
Interest forgone on impaired assets	(0.02)	(0.03)	(0.02)	(0.03)
Net interest spread	2.00	2.11	2.06	2.25
Interest attributable to net non-interest bearing items	0.45	0.42	0.43	0.42
Net interest average margin	2.45	2.53	2.49	2.67

(1)                               Average interest rate received on interest earning assets

15.                               Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	30 September 2004			30 September 2003
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	183,825	3,216	(1,411)	144,687	3,717	(683)
Swap agreements(4)	51,437	3,095	(25)	42,528	3,124	(121)
Futures contracts(1)	251	n/a	2	353	n/a	—
Options purchased	13,288	398	224	10,971	433	395
Options sold(2)	18,852	n/a	(226)	15,889	n/a	(451)
Other contracts	2,686	436	115	3,818	408	112
	270,339	7,145	(1,321)	218,246	7,682	(748)

Interest rate agreements
Forward rate agreements	39,572	9	5	47,617	10	11
Swap agreements	321,585	3,682	424	236,083	3,232	487
Futures contracts(1)	38,270	n/a	4	13,458	n/a	3
Options purchased	12,810	111	64	11,961	117	61
Options sold(2)	15,214	n/a	(35)	13,987	n/a	(23)
	427,451	3,802	462	323,106	3,359	539

Credit contracts
Credit default swaps(3)	11,743	3,381	31	8,520	2,836	73

	709,533	14,328	(828)	549,872	13,877	(136)

(1)           Credit equivalent amounts have not been included as there is minimal credit risk associated with the exchange traded futures, where the clearing house is the counterparty

(2)           Options sold have no credit exposures as they represent obligations rather than assets

(3)           Credit default swaps include structured transactions that expose the Group to the performance of certain assets.  The total investment of the Group in these transactions is USD 750 million (Sep 2003:USD 750 million)

(4.              The fair value of foreign exchange swap agreements has been reduced by $519 million in respect of cash collateral received under credit support agreements

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Hedging

In addition to customer and trading activities, the Group uses, interalia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  Revenue related hedges are separately listed in the table below.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	30 September 2004			30 September 2003
External	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	210,814	4,511	94	179,609	5,795	1,019
Balance sheet hedging purposes	56,039	2,585	(1,371)	37,360	1,784	(1,857)
Revenue related hedging	3,486	49	(44)	1,277	103	90
	270,339	7,145	(1,321)	218,246	7,682	(748)
Interest rate contracts
Customer-related and trading purposes	340,108	3,163	166	268,930	2,931	365
Balance sheet hedging purposes	87,343	639	296	54,176	428	174
	427,451	3,802	462	323,106	3,359	539
Credit derivatives
Customer-related and trading purposes	8,775	745	(5)	5,298	427	(1)
Balance sheet hedging purposes	2,968	2,636	36	3,222	2,409	74
	11,743	3,381	31	8,520	2,836	73
Total	709,533	14,328	(828)	549,872	13,877	(136)

16.           Contingent liabilities and contingent assets

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash.  ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted our reported results.  All settlements and costs have been covered within the provisions established at the time.  ANZ remains liable in relation to the Foreign Exchange Regulation Act and differential cheques matters described below.

•                  National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the special court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  While that appeal was pending, the parties settled the matter, with Grindlays receiving Indian Rupees 6.20 billion of disputed monies that Grindlays had lodged with the court, and NHB receiving the balance.  ANZ in turn received a payment of USD124 million from Standard Chartered Bank under the terms of the Indian Indemnity, and is separately pursuing a $130 million claim against its insurers in respect of the loss Grindlays suffered in the dispute.  ANZ’s claim against its insurers is being litigated in the Victorian Supreme Court, with a trial unlikely to be held until early 2006.  No amounts receivable under this action have been recognised in these accounts.

•                  FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the court contesting the validity of these notices.

•                  Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991).  Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to a further twelve proceedings received by it in 1991 in similar circumstances totalling Indian Rupees 277 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000.  A claim has been made under this indemnity also, with no material impact on the Group expected.

Contingent tax liability

The Group in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and may receive further assessments.

At the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the year the Company and the ATO settled the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992.  The settlement was within existing provisions.

The Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  On 30 September 2004, the Group in New Zealand received Notices of Proposed Adjustment (the ‘Notice’) in respect of one of those structured finance transactions undertaken in the 2000 financial year.  The Notice is formal advice that the New Zealand Inland Revenue Department (IRD) is proposing to amend tax assessments.  The Notice is not a tax assessment and does not establish a tax liability, but it is the first step in a formal disputes process.  Should the same position be adopted by the IRD on the remaining transactions of that kind, the maximum potential tax liability would be approximately NZD348 million (including interest tax effected) for the period to 30 September 2004.  Of that maximum potential liability, approximately NZD116 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by National Bank of New Zealand before December 2003.

Based on external advice, the Company has assessed the likely progress of these and other issues, and believes that it holds appropriate provisions.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•                  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                  in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent Asset matters

On 14 October 2003, ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty. Ltd regarding its $130 million insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim, which is fully reinsured.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.2 billion ($248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45  billion ($661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from SCB under the terms of the Indian Indemnity.  The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.  The proceedings remain on foot.

17.       Note to the Statement of Cash Flows

(a)   Reconciliation of profit after income tax to net cash provided by operating activities

	Half year Sep 04 Inflows	Half year Mar 04 Inflows	Full year Sep 04 Inflows	Full year Sep 03 Inflows
	(Outflows)	(Outflows)	(Outflows)	(Outflows)
	$M	$M	$M	$M
Profit after income tax	1,419	1,396	2,815	2,348
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	319	313	632	614
Depreciation and amortisation	244	211	455	265
Expense provisions	221	208	429	219
Payments from provisions	(245)	(150)	(395)	(349)
Provision for surplus lease space	7	—	7	(11)
(Profit) loss on property disposals	15	(10)	5	5
Decrease (increase) in interest receivable	(233)	(245)	(478)	(189)
(Decrease) increase in interest payable	301	304	605	180
(Increase) decrease in trading securities	1,070	(556)	514	1,669
(Increase) decrease in net tax assets	376	545	921	(386)
Unrealised (gain) loss on revaluation of treasury instruments	261	(430)	(169)	262
Other	(46)	(45)	(91)	(8)
Net cash provided by operating activities	3,709	1,541	5,250	4,619
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	4,998	4,427	4,998	5,508
Due from other financial institutions - less than 3 months	2,856	4,027	2,856	1,807
	7,854	8,454	7,854	7,315
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	70	65	135	115

(b)   Acquisition of National Bank of New Zealand

Sep 04
$M

Consideration paid
Cash paid at 1 December 2003	4,842
Foreign exchange movement	270
Consideration including acquisition costs at 30 September 2004 rates	5,112

Fair value of net assets acquired
Assets
Liquid assets	842
Due from other financial institutions	2,737
Trading securities	1,742
Investment securities	225
Net loans and advances	32,215
Other assets	1,815
Premises and equipment	169
Total assets	39,745
Liabilities
Due to other financial institutions	1,151
Deposits and borrowings	32,352
Provisions	115
Creditor and other liabilities	2,588
Unsubordinated Debt	1,179
Loan capital	514
Total liabilities	37,899
Net assets acquired at fair value	1,846
Goodwill on acquisition	3,266

Cash paid	4,842

Cash acquired	1,618
Cash outflow on acquisition	3,224

18.       Changes in composition of the Group

Acquisition of controlled entities

On 1 December 2003, the Company acquired NBNZ Holdings Limited and its controlled entities (NBNZ).  The contribution of these entities (excluding integration costs) to the Group’s profit after tax for the 10 months to 30 September 2004 was NZD422 million (AUD375 million).  The NBNZ profit after tax for the 12 months to September 2003 was NZD528 million (AUD475 million).  The two periods are not comparable due to pre-acquisition dividends, and upon acquisition NBNZ adopted ANZ’s accounting policies.  Legal amalgamation of NBNZ into ANZ Banking Group (New Zealand) Limited was completed on 26 June 2004.  ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2004.  Refer Note 22 Significant events since balance date.

19.       Associates, joint venture entities and investments

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Aggregate associates and joint venture entities
Operating profit	78	67	16%	145	106	37%
Profit after income tax	78	67	16%	145	106	37%

Material contributions to profit

	Contribution to Group pre-tax profit				Ownership interest held by Group
	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03	As at Sep 04	As at Mar 04	As at Sep 03
	$M	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank(1)	18	25	43	55	29	29	11
E*Trade(2)	1	1	2	(6)	35	35	35

Joint ventures
ING Australia Limited(3)	57	40	97	55	49	49	49

(1)       The Group exercised options over 18% of PT Panin in 2004

(2)       The value of the investment in E*Trade was written down by $6 million in 2003

(3)       After charging notional goodwill of $41 million (full year 2003: $44 million; Sep 2004 half: $19 million; Mar 2004 half: $22 million). Lower amortisation reflects goodwill reduction of $25 million from finalisation of completion accounts.

20.       US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following is a reconciliation of the profit from ordinary activities after income tax applying US GAAP instead of Australian GAAP.

	Half year Sep 04	Half year Mar 04	Movt Sep 04 v. Mar 04	Full year Sep 04	Full year Sep 03	Movt Sep 04 v. Sep 03
	$M	$M	%	$M	$M	%
Operating profit after income tax according to Australian GAAP	1,419	1,396	2%	2,815	2,348	20%
Items having the effect of increasing(decreasing) reported income:
Employee share issue and options	3	(46)	large	(43)	(21)	large
Depreciation charged on the difference between revaluation amount and historical cost of buildings	1	1	—	2	2	—
Difference in gain or loss on disposal of properties revalued under historical cost	8	4	100%	12	2	large
Deferred profit on sale and leaseback transactions	(9)	(1)	large	(10)	(4)	large
Amortisation of sale and leaseback gain over lease term	13	13	—	26	25	4%
Amortisation of goodwill	104	85	22%	189	62	large
Pension expense adjustment	—	(5)	-100%	(5)	2	large
Mark to market of non compliant derivative hedges (under SFAS 133)	62	(151)	large	(89)	(47)	89%
Interest on reclassified preference shares and amortisation of costs	(34)	(30)	13%	(64)	(1)	large
Guarantee fee obligation	(12)	(11)	9%	(23)	—	n/a
Pension plan deficit amortisation	(6)	(5)	20%	(11)	—	n/a
Acquisition cost of NBNZ purchase adjustment	—	(37)	-100%	(37)	—	n/a
Adjustment on entering INGA	(14)	—	n/a	(14)	—	n/a
Taxation on the above adjustments	(12)	52	large	40	12	large
Net income according to US GAAP	1,523	1,265	20%	2,788	2,380	17%
Other comprehensive income
Currency translation adjustments, net of hedges after tax. Tax is: (HY Sep 2004: -$12m; HY Mar 2004:$21m; FY Sep 2003:$54m)	487	(254)	large	233	(356)	large
Unrealised profit(loss) on available for sale securities net of tax. Tax is: (HY Sep 2004:$1m; HY Mar 2004:$2m; FY Sep 2003:-$1m)	2	5	-60%	7	(2)	large
Mark to market of cash flow hedges net of tax. Tax is: (HY Sep 2004: -$39m; HY Mar 2004:-$1m; FY Sep 2003:$33m)	(91)	(3)	large	(94)	76	large
Pension plan deficit net of tax. Tax is: (HY Sep 2004: -$7m; HY Mar 2004:$1m; FY Sep 2003:-$42m)	(17)	3	large	(14)	(99)	-86%
Total comprehensive income according to US GAAP	1,904	1,016	87%	2,920	1,999	46%

21.       Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet			Profit and Loss Average
	As at Sep 04	As at Mar 04	As at Sep 03	Half year Sep 04	Half year Mar 04	Full year Sep 04	Full year Sep 03

Great British pound	0.3983	0.4137	0.4070	0.3927	0.4179	0.4054	0.3822
United States dollar	0.7165	0.7585	0.6795	0.7125	0.7403	0.7263	0.6124
New Zealand dollar	1.0700	1.1467	1.1431	1.1125	1.1401	1.1254	1.1139

22.       Significant events since balance date

ANZ Trustees merger with Equity Trustees Limited

On 12 October 2004, the Company announced it had signed an agreement with Equity Trustees Limited, to merge the Group’s trustee business with Equity Trustees Limited. The merged business will create Australia’s third largest trustee company and the leading manager of charitable foundations.

In consideration, the Company will become the major shareholder in Equity Trustees Limited with a 37.5% share of the expanded issued capital, and receive $3 million in cash.

Completion of the merger is expected early in 2005 subject to the outcomes of due diligence, regulatory and government approvals and approval by Equity Trustees’ shareholders. The Company will equity account for its investment in Equity Trustees Limited and recognise a small profit from the transfer of the Group’s trustee business.

The financial effect of this merger has not been recognised in these financial statements.

Share buyback

On 26 October 2004, the Company will announce the intention to undertake an on-market share buyback of at least $350 million. The buyback is contingent on regulatory approval for a new offshore hybrid equity transaction.

The financial effect of this buyback has not been reflected in these financial statements.

Sale of London-headquartered project finance activities

On 26 October 2004, the Company will announce the sale, subject to due diligence, of the majority of its London-headquartered project finance activities to Standard Chartered Bank. The amount of the loans and commitments is approximately $2 billion. The premium from the sale above book value is not expected to be significant.

APPENDIX 4E STATEMENT

The directors of Australia and New Zealand Banking Group Limited confirm that the financial statements and notes of the consolidated entity set out on pages 61 to 91 are in the process of being audited.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Director

25 October 2004

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares at current rates and deductions from total capital.

Business Unit description:

•            Banking Products manufactures deposit, transaction account and margin lending products.

•            Cards and Merchant Services provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•            Mortgages provides mortgage finance secured by residential real estate.

•            Personal Banking Distribution provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•            Corporate and Structured Financing provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s Institutional, Corporate and Small Business customers.

•            Institutional Banking manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $100 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•            Markets provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services globally.

•            Trade and Transaction Services provides cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•            NBNZ refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003.  These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited.  NBNZ will be reported as a separate business unit until 30 September 2004.

•            Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•            Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses with a turnover of $10 million to $150 million.

•            Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

•            Treasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  The results of the National Bank of New Zealand have not been equity standardised.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive, net inter business unit fee and net intersegment interest income.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.   Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.  NBNZ has not yet adopted full transfer pricing.

The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue in business segments includes equity standardised net interest, other operating income and net inter business unit fees.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies

Appendix 4E Statement

Associates, joint venture entities and investments

Average Balance Sheet and related interest

Business Performance Review

Capital adequacy

Changes in the composition of the Group

Contingent liabilities and contingent assets

Consolidated Statement of Cash Flows

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Definitions

Derivative Financial Instruments

Dividends

Earnings per share

Exchange rates

Financial Highlights

Five year summary

Geographic Segment Performance

Highlights

Impaired assets

Income

Income tax expense

Interest spreads and net interest average margins

Loan capital

Net loans and advances

Notes to the Statement of Cash Flows

Operating expenses

Provisions for doubtful debts

Results Commentary

Share Capital

Significant events since balance date

Statement of Changes in Equity

US GAAP reconciliation

Media Release
Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 26 October 2004

ANZ agrees to transfer London-headquartered
Project Finance business to Standard Chartered

Australia and New Zealand Banking Group Limited and Standard Chartered Bank today announced that they have signed a Memorandum of Understanding for the transfer of the majority of ANZ’s London-headquartered Project Finance business to Standard Chartered.

The business operates in the Middle East, South Asia, Africa, Europe and the Americas and will see loans and commitments of approximately US$1.5 billion transferred to Standard Chartered. The premium from the sale above book value is not expected to be significant.

ANZ will have continuing presence in London and New York through its global businesses including Trade and Transactions Services, Institutional Banking and Markets to support the international business of its core customers.

ANZ will continue to operate its successful Corporate and Structured Financing business in Australia, New Zealand and East Asia.

The sale remains subject to due diligence and other standard conditions and is expected to be completed by December 2004.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release
Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 26 October 2004

ANZ appoints Chief Risk Officer

ANZ today announced the appointment of Mr Peter Hodgson as Chief Risk Officer, reporting to Chief Executive Officer Mr John McFarlane.

Mr Hodgson will be responsible for the strategic leadership of risk management within ANZ, including policy, governance and reporting and the independent functional management of risk management activities within ANZ’s business divisions.

Mr Hodgson is currently Managing Director of Corporate and Structured Financing for ANZ in Australia, New Zealand and Asia. He has extensive experience in credit risk management and is a member of ANZ’s Credit and Trading Risk Committee. Prior to joining ANZ in 1997, Mr Hodgson was Managing Director, Infrastructure Group with BZW in London, and before that an Executive Director with Bank of America International in London. Mr Hodgson holds degrees in arts and law from Cambridge University.

Mr Hodgson will replace Dr Mark Lawrence who will be leaving ANZ at the end of the year and is intending to pursue a new direction in his career and spend more time with his young daughter.

“I’d like to thank Mark for his special contribution to ANZ. During the past five years, he has led risk management during a period where we have substantially reduced the Group’s overall risk and developed an international reputation for our risk management capability. He has made ANZ a leader in operational and market risk management and made a major contribution to the approach taken to operational risk in the new Basel Accord and to ensuring ANZ’s readiness forthe impending implementation of Basel II,” Mr McFarlane said.

“Peter has the right set of skills to take risk management forward in the period ahead. He has managed a successful specialist business within ANZ, is an accomplished senior credit officer and has made a major contribution to the Credit and Trading Risk Committee,” he said.

Mr Hodgson’s appointment is effective 1 January 2005.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release
Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 26 October 2004

John McFarlane’s contract extended until 2007

ANZ Chairman Mr Charles Goode today announced the ANZ Board had extended Mr John McFarlane’s employment contract for a further year until 30 September 2007.

Mr Goode commented: “The Board is very pleased to have extended John’s contract until 30 September 2007. Since John joined ANZ in October 1997 he has shown outstanding leadership of the bank, which has allowed shareholders, our people and customers to share in the success.

“The extension of John’s contract reflects the Board’s confidence in ANZ’s current momentum with a focus on growth, cost control, risk mitigation and creating sustainable shareholder value,” Mr Goode said.

Key terms of Mr McFarlane’s contract extension are:

•                  a one-year extension to Mr McFarlane’s existing contract until 30 September 2007

•                  fixed annual remuneration of $2,000,000

•                  target variable annual remuneration of $2,000,000 linked to annual performance

•                  long-term incentives, subject to shareholder approval at ANZ’s 2004 Annual General Meeting, comprising 175,000 Performance Shares. The shares will vest, subject to achieving performance hurdles in the period from 31 December 2006 to 31 December 2009. The total value of the proposed grant is estimated to be $2,500,000.

The terms of Mr McFarlane’s previous remuneration had remained unchanged since 1998. A full copy of Mr McFarlane’s contract extension is attached.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Level 31,100 Queen Street

Melbourne Vic 3000 Australia

GPO Box 537E

Melbourne Vic 3001 Australia

Phone 03 9273 4736

Fax 03 9273 6478

www.anz.com

26 October 2004

Charles Goode

Chairman

Mr John McFarlane

Chief Executive Officer

ANZ Banking Group Limited

32/100 Queen Street

Melbourne Vic 3000

Dear John

The Board of Directors is very pleased that we have mutually agreed for an extension of a further 12 months to 30 September 2007. We congratulate you on your continuing leadership of the Bank for our shareholders, our people, our customers and the communities in which we live.

Further to our recent discussions, on behalf of the Board I am pleased to confirm the variations to your existing contract dated 23 October 2001 as stated below. This letter is to be read in conjunction with your existing employment agreement. Clause numbers refer to your original contract.

2.                                      Operative Date

By mutual agreement, your employment agreement is extended by 12 months to 30 September 2007.

3.                                      Remuneration

The details of your remuneration are set out in the Schedule. The Schedule forms part of this letter of variation.

12.                               Termination of Employment

12.3                        Termination by ANZ

(a)                                 Termination on Notice

(i)             ANZ may terminate your employment for any reason (other than (b)) by giving you written notice equal to the unexpired term of the employment agreement (which ends on September 30, 2007).

(ii)          In the event that clause 12.3(b) is not applicable, and ANZ breaches its contractual obligation under clause 12.3(a)(i) by terminating your employment without the notice set out in clause 12.3(a)(i), the parties agree that the damages for breach by ANZ of that contractual obligation shall be the TEC that you would have received during that part of the notice period that you were not able to serve due to ANZ’s early termination of the employment agreement.

The Board is confident that you can continue the Group’s current momentum with a focus on growth and continue to enhance shareholder value. It looks forward with much pleasure to continuing to work with you.

1

I enclose a duplicate original of this letter of variation.  Please sign and return it to me as acceptance of the terms of variation.

Yours sincerely

/s/ Charles Goode
Charles Goode
Chairman
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

2

VARIATION TO SCHEDULE
REMUNERATION ENTITLEMENTS, INCLUDING PAYMENTS ON TERMINATION

Name:	John McFarlane
Title:	Chief Executive Officer
Location:	100 Queen Street, Melbourne
Reporting To:	Board of Directors, ANZ Banking Group Limited
Schedule Issued:	26 October 2004	Effective Date:	1 October 2003

This Schedule forms part of your employment agreement.

In accordance with the ANZ Director’s Share Plan, you may elect to forego part of your TEC or any bonus you may receive in order to purchase ANZ Shares to an equivalent value. (Refer ANZ Director’s Share Plan Rules). You have advised that you presently intend to exercise this election for all future bonuses and for that proportion of your TEC in excess of what is required for your mandatory superannuation contributions and other payroll deductions.

1                                         Total Target Reward

Your Total Target Reward (TTR) is a combination of Fixed Reward - TEC (50% of TTR) plus Variable Reward (50% of TTR). Your annualised TTR is $4,000,000.

1.1                               Fixed Reward - TEC

Your TEC package is now $2,000,000 per annum.

1.2                               Variable Reward

Your target bonus opportunity is now $2,000,000 per annum.

Bonus payments are subject to performance against annual targets and are at the discretion of the Board. Your targets for FY2005 have been agreed with you.

1.3                               ANZ Performance Shares

The Board will put a proposal before shareholders at the Annual General Meeting in December 2004, that you be issued with a tranche of Performance Shares. Subject to obtaining shareholder approval, it is proposed that you will be offered the following Performance Shares on the terms and conditions approved by shareholders:

Number of Performance Shares:	175,000
Date of Grant:	31 December 2004
Performance Period:	31 December 2006 to 31 December 2009

It is proposed that these terms and conditions will include vesting conditions (as set out below) and that you will be entitled to receive dividends only from the time the shares have vested (as set out below).

1.3.1                     Vesting of Performance Shares

The vesting of Performance Shares will be subject to time and performance hurdles being satisfied.

•                   The performance hurdle will be measured during the performance period by comparing ANZ’s Total Shareholder Return (ANZ TSR) with that of a comparator group of major financial services companies in the S&P/ASX 100 Index, excluding

1

the ANZ.  The companies to be used in the comparator group will be as approved by the Board.

•                   The percentage of Performance Shares that will vest will depend upon the TSR achieved by ANZ relative to the companies in the comparator group.  Performance equal to the median TSR of the comparator group will result in half the Performance Shares vesting. For each percentile above the median an additional 2% of Performance Shares will vest, increasing on a straight-line basis until all of the Performance Shares vest where ANZ TSR is at or above the 75th percentile of TSRs in the comparator group.

•                   TSR will be measured for ANZ and the comparator group over the same period (since grant) and calculated as at the last trading day of any month, once the performance period has commenced. The first opportunity for performance shares to vest will be after the second anniversary of grant, after which the performance shares will continue to be tested monthly until they are forfeited 5 years after the grant date, or 100% vest, whichever is the earlier.

In case of death or total and permanent disability or where it is otherwise considered appropriate by the Board, the Board may amend the terms upon which the Performance Shares may vest.

1.3.2                     Forfeiture of Performance Shares

You will forfeit ownership of the Performance Shares:

•                   If they have not vested by the end of the Performance Period; or

•                 If you cease to be an employee of the Company by reason of termination of your employment for:-

•                  Serious misconduct; or

•                  For serious breach of your contract of employment; or

•                  If you resign without the prior approval of the Board.

1.3.3                     Early Forfeiture Date

If you cease to be the Chief Executive Officer of the Company prior to 30 September 2007, and the Performance Shares are not forfeited for one of the reasons set out in 1.3.2, the forfeiture date for this tranche will then be the date that is six months after you cease to be Chief Executive Officer or such longer period as the Board may approve.

1.4                               Superannuation

Your notional salary is used to calculate your personal superannuation contributions (if any) and the level of mandatory superannuation contributions. It is also used to calculate the insured component of your death and total and permanent disablement benefits. For full details of the ANZ Australian Staff Superannuation Scheme, refer to the member’s booklet.

In addition to mandatory superannuation contributions, ANZ will make top-up employer contributions of $300,000 per annum paid quarterly, to your chosen superannuation fund (either ANZ Staff Superannuation Fund or your own Self Managed Superannuation Fund).

Should you cease to be the Chief Executive Officer of the Company prior to September 30, 2007, the annual contribution for that year will be pro-rated to the date of termination.

2

ACCEPTANCE

I, John McFarlane, have read and understood and agree to the terms of this letter of variation to my employment agreement (including the Schedule).

Name:	John McFarlane

Signature:	/s/ John McFarlane	Date:	26 October 2004

3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 26 October 2004

*Print the name and title of the signing officer under his signature.